Form 1-A Offering Statement under Regulation A for REMEGENIX, INC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13002833

FORM 1-A
Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REMEGENIX, INC

(Exact name of Issuer as Specified in its charter

Delaware

(State or Jurisdiction of Incorporation or organization)

4800 Montgomery Lane, Suite 800 Bethesda, Maryland 20814, (518)-302-1515

(Address, Including Zip code, and telephone number,
including area code of Issuer's principal executive office)

J. Kelly Ganjei, Chief Executive Officer, 4800 Montgomery Lane, Suite 800 Bethesda, Maryland 20814, (518)-302-1515

(Name, address, including zip code, and telephone number,
Including are code, or agent for service)

8731	20-4786696
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Part I – Notification

Item 1. Significant Parties

a) the issuer's directors;

Name:	Business Address	Residential Address
J. Kelly Ganjei	4800 Montgomery Lane Suite 800 Bethesda, MD 20814	803 Reserve Champion Dr. #302 Rockville, MD 20850
Dr. Luciano D' Adamio		20 Pine Street # 811 New York, NY 10005

b) the issuer's officers;
c)

Name:	Business Address	Residential Address
J. Kelly Ganjei	4800 Montgomery Lane Suite 800 Bethesda, MD 20814	803 Reserve Champion Dr. #302 Rockville, MD 20850
Dr. Luciano D'Adamio		20 Pine Street # 811

New York, NY 10005

d) issuer's general partner

Not applicable.

e) record owners of 5 percent or more of any class of the issuer's securities:

The Company currently has authorized up to 23,000,000 shares of common stock, par value $0.0005 per share ("Common Stock").

J. Kelly Ganjei owns 7,310,000 shares of Common Stock and options to purchase an additional Common Stock at the exercise price of $0.08 per share (representing 44.19% and if the options are exercised, a total of 45.26% of the outstanding Common Stock of the issuer's equity securities).

Dr. Luciano D'Adamio owns 7,310,000 shares of Common Stock and options to purchase an additional Common Stock at the exercise price of $0.08 per share (representing 44.19% and if the options are exercised, a total of 45.26% of the outstanding Common Stock of the issuer's equity securities).

Collectively, Mr. Ganjei and Dr. D'Adamio own 88.37% (or 90.52% on a fully diluted basis after exercising all options) of the outstanding common stock of the issuer's equity securities

f) beneficial owners of 5 percent or more of any class of the issuer's securities:

The record owner described in (d) above are the only owners as of this date that owns more than 5% of issuer's equity securities.

g) promoters of the issuer:

None

h) counsel to the issuer with respect to the proposed offering:

Peter Campitiello, Esq
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, N.Y. 10019
Direct Dial: (212) 519-5109
Fax: (212) 245-3009

i) each underwriter with respect to the proposed offering.

None.

j) any underwriter's directors:

Not Applicable

k) the underwriter's officers:

Not Applicable

l) the underwriter's general partner's:

Not Applicable

m) counsel to the underwriter:

Not Applicable

Item 2. Application of Rule 262

a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No party identified in response 1 that is subject to any of the disqualification provisions set forth in Rule 262.

b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

Item 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Company.

Item 4. Jurisdictions in Which Securities are to be Offered.

a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

b) The Issuer is only registering shares for the benefit of the Selling Stockholder. The issuer is not offering any shares directly or indirectly. It is anticipated that the securities in this proposed offering may be offered in the following jurisdictions, subject to qualification, or exemption, in each state, as and if necessary: Maryland, Washington DC, and New York.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

Item 5. Unregistered Securities Issued or Sold within one year.

a) Within the last one year, the Company issued the following Securities:

Issuer	Title of Securities	Offering Price	Subscribers
Remegenix, Inc.	Option to purchase 1,000,000 shares of Common Stock	Not applicable	Kodiak Capital Group, LLC
Remegenix, Inc.	250,000 shares of Common Stock	Commitment Fee	Kodiak Capital Group, LLC
Remegenix, Inc.	13,400 shares of Common Stock	Conversion of $5,000 Convertible Note	Toucan Partners, LLC
Remegenix, Inc.	26,925 shares of Common Stock	Conversion of $10, 000 Convertible Note	Joy Limpuangthip
Remegenix, Inc.	$10,000 Convertible Note	$10,000	Egon Mining & Exploration (formerly referenced as Egon Investments, Ltd.)
Remegenix, Inc.	$66,039 Convertible Note	$66,039	Avigdor Amiel

b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

c) The sale of securities described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder.

d) No other securities have been issued within the last 12 months.

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently contemplating any other offering of securities.

Item 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

  (1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;
  (2) To stabilize the market for any of the securities to be offered; or
  (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

(b) There is no underwriter to confirm sales to any accounts.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

Item 9. Use of a Solicitation of Interest Document

No solicitation of interest documents, used a publication, whether or not authorized by Rule 254, have been published by the issuer as of the date of filing of this notification.

PART II. Offering Circular

COVER PAGE

REMEGENIX, INC

(Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock, par value $0.0005 per share.

Maximum number of securities offered: $1,500,000

Minimum number of securities offered: No Minimum (1)

Price per security: $ 1.27

Total proceeds: If maximum sold: $ 1,500,000 If minimum sold: N/A

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? N/A %

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)
(1) This offering shall terminate on August 1, 2014.

On August 1, 2013 the Company entered into an Option Agreement (the "Agreement") with Kodiak Capital Group LLC ("Kodiak") in order to provide potential source of future funding.

Pursuant to the Agreement, Kodiak has the option to purchase up to 1,000,000 shares of the Company's Common stock at fixed price of $1.27 per share The option can be exercised at any time prior to August 1, 2014, however, Kodiak must purchase minimum of 100,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak commission equal to 25% of the exercise price. The shares of the Company's common stock acquired by Kodiak may be offered and sold from time to time as market conditions permit.

Shares of the Company's common stock acquired by Kodiak will be offered to the public at price $1.27 per share.

Kodiak and any broker/dealers who act in connection with the sale of the Company's securities will be underwriters within the meaning of 211 of the Securities Acts of 1933.

The Company has advised Kodiak that it and any securities broker/dealers or others who sell shares of the Company's common stock on behalf of Kodiak will be statutory underwriters. The Company has also advised Kodiak that in the event of distribution of the Company's securities owned by Kodiak any affiliated purchasers and any broker/dealer or other person who participates in the distribution will be subject to Rule 102 of Regulation under the Securities

Exchange Act of 1934 1934 Act, until its participation in that distribution is completed Rule 102 makes it unlawful for any person who is participating in distribution to bid for or purchase securities of the same class as is the subject of the distribution. Distribution is defined in Rule 102 as an offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods The Company has also advised Kodiak that Rule 101 of Regulation under the 1934 Act prohibits any stabilizing bid or stabilizing purchase for the purpose of pegging, fixing or stabilizing the price of the Company's common stock in connection with this offering.

Kodiak was issued 50,000 restricted shares of the Company's common stock upon the execution of an Investment Agreement dated July 17, 2012 The Investment Agreement was replaced by the Option Agreement referred to above.

As of date of this offering circular Kodiak owned 250,000 shares of the Company's Common Stock.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 181 pages.

THE COMPANY

1. Exact corporate name: REMEGENIX, INC

   State and date of incorporation: Delaware, April 28, 2006

   Street address of principal office: 4800 Montgomery Lane, Suite 800 Bethesda, MD 20814

   Company Telephone Number: (518) 302-1515

   Fiscal year: December 31

   Person(s) to contact at Company with respect to offering: J. Kelly Ganjei

   Telephone Number (if different from above): N/A

Offering Circular Summary

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to RemeGenix, Inc., a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

This Offering Circular Offering Circular is part of a registration statement we will file or have filed with the SEC. You should rely only on the information provided in this Offering Circular and incorporated by reference in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. The Selling Stockholder is offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted.

Neither the delivery of this Offering Circular nor any sale made in connection with this Offering Circular shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Offering Circular or that the information contained by reference to this Offering Circular is correct as of any time after its date. The information in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of common stock. The rules of the SEC may require us to update this Offering Circular in the future.

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Offering Circular carefully, including the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and the notes to the financial statements included in this Offering Circular, and you should conduct due diligence analysis of the Company.

Our Business

RemeGenix ("we," "us," "our" or "the Company") is a development stage biotechnology company, focused on the commercialization of disease-altering therapies to prevent and treat Alzheimer's disease (AD). AD is a multi-factorial disease with no approved disease-altering drugs, and a well-established link to the toxic protein, amyloid precursor protein (APP). Numerous drugs in development, aimed at treating Alzheimer's disease are focused on a specific byproduct of APP, called Abeta, however, whether Abeta in the main culprit of AD is uncertain and doubtful at this point. This uncertainty and doubt is reinforced by the failure of many clinical trials targeting Abeta. Some of these strategies involve the use of potent inhibitors of enzymes involved in Abeta production. These inhibitors are required for normal biological processes in addition to APP processing and as such, have demonstrated toxicity in both pre-clinical and clinical studies to date, and will continue to present such toxicities, representing significant commercialization hurdles for our competitors. , This has been further illustrated by the outcome of a recent clinical trial Semagacestat in which the patients became worse after sustained use of this secretase inhibitor.

Our Approach

RemeGenix' lead drug in its pipeline is a **Mo**dulator of **B**eta secretase processing of **A**PP (**MoBA**) and as such allows for the most specific modulator of APP processing without having the potential for side effects that have been seen when using various secretase inhibitors (see Figure 1 for an overview of the activities of MoBA in comparison with the competitive products). Consequently, MoBA provides the most specific protection, and therapeutic recover from the negative biological processes that cause cognitive dysfunction.

In early proof of concept animal studies, the company's scientific founder, Luciano D'Adamio, at the Albert Einstein College of Medicine, demonstrated that the therapeutic approach (of which MoBA is now the lead candidate) can act to alter the progression of Alzheimer's even after it has already manifested a memory deficit, and has also shown the capacity to reduce APP processing and amyloid burden (if amyloid burden is even pathologically relevant). Taken together, RemeGenix' lead drug candidates are focused on a novel disease altering mechanism, and have the potential to treat both early (asymptomatic) and late stage (symptomatic) disease. Dr. D'Adamio then went on to further demonstrate the proof of principle in a number of different widely accepted animal models of dementia, as well as a new, novel animal model of AD he developed, which is now patent pending and licensed to the Company. This **no**vel animal **m**odel of **A**lzheimer's disease and **d**ementia (now known as **NoMAD**) represents the first biological model of AD that faithfully replicates a human dementia. The Company feels strongly that many of the competitive products in development have failed clinical trials because they were designed and tested on animal models that are not biologically relevant, meaning that they do not genetically match any possible form of human dementia, and thus the results achieved with those models are almost guaranteed to fail once translated into human studies.

The Dementia Therapeutic and Drug Discovery Markets

Alzheimer's Disease is the most common cause of dementia in the world, and the 6th leading cause of death in the United States. Nearly 2% of humans over age 65 years have Alzheimer's Disease, and approximately 200,000 people under age 65 have been diagnosed with this disease. According to the Alzheimer's association, there are more than 5 million people in the U.S. with Alzheimer's, and an estimated 35 million people worldwide with the disease. It is estimated that these numbers will triple by 2050.

The Company's primary focus area of neurodegenerative disease is one of the largest therapeutic sectors in biotechnology with much of the market being left clinically unmet. In line with this rapidly expanding market, RemeGenix' product candidates can potentially be used to address a range of neurodegenerative conditions resulting in dementia and/or cognitive decline.

Several major companies with strong financial backing, such as Johnson and Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, approximately 43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Competition

The Company views as its competitors those companies that are involved in developing therapies for neurodegenerative disease. The current market for curative anti-dementia therapies is in its infancy with among the highest growth dynamics in the CNS market, fueled by a growing elderly population and the need for better, more specific treatments that are focused on the causes of the disease versus the symptoms. We believe that all of the currently approved AD drugs are focused on addressing the symptoms (memory/cognition) of the disease versus the cause (neurodegeneration). However, there are a number of dual-action candidates (e.g., focused on multiple targets that have been associated with the disease pathophysiology) in late stage clinical trials.

Our Strategy

RemeGenix is currently focused on the development of its lead drug candidate MoBA in order to support an IND submission in order to begin and complete the clinical trials required prior to market authorization. The Company is positioning itself in order to successfully raise additional rounds of investment of up to $5.5M over the next three years in order to complete its first clinical milestone. The company will continue to pursue investments via equity and/or debt that are required in order to enable the Company to achieve the pivotal milestones described herein.

We intend to achieve these goals in several ways: 1) securing significant investments to allow completion of the pre-clinical development work for its AD program; 2) securing relationship(s) with larger pharmaceutical companies; 3) expanding the company's intellectual property portfolio; 4) progressing its core therapeutic technology MoBA into human clinical trials; and 5) securing early revenues through commercialization of our drug development and discovery pipeline NoMAD.

Corporate Information

RemeGenix, Inc. was incorporated under the laws of the State of Delaware in April 2006 and commenced operations in our current line of business in early 2007. In 2009, the Company re-branded under the name Cortica Neurosciences, and expects to completely transition to Cortica in 2013. Cortica Neurosciences, Inc., a Delaware corporation, is a wholly-owned subsidiary of RemeGenix, Inc. Our principal executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814, and our telephone number is (518) 302-1515. We maintain a corporate website at www.corticaneuro.com and www.remegenix.com. The contents of our websites are not part of this prospectus and should not be relied upon with respect to this offering.

The Offering

Common Stock Being Offered By Selling Stockholder	1,000,000 Shares of Common Stock
Common Stock outstanding prior to this offering	16,544,024 shares (1)
Common Stock to be outstanding after to this offering	18,044,024 shares (2)
Offering Price	The offering price for shares of our Common Stock will be determined by prevailing prices established on the OTCBB or as negotiated in private transactions, or as otherwise described in the "Plan of Distribution."
Terms of the Offering	The Selling Stockholder will determine when and how it will sell the Put Shares of Common Stock offered in this Offering Statement.
Termination of the Offering	The offering will conclude upon the earlier of (i) such time as all of the Common Stock contemplated in this Registration Statement has been sold, or (ii) six (6) months after the effective date of this Offering Statement.
OTCBB Trading Symbol	"RGXX"
Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" beginning on page 13.
Use of Proceeds	We are not selling any of the Put Shares of Common Stock in this offering and, as a result, will not receive any proceeds directly from this offering. We will, however, receive proceeds from our sale of those Put Shares to the Selling Stockholder pursuant to the Purchase Agreement (defined above). The Company intends to use the net proceeds of the sale of Put Shares to the Selling Stockholder for working capital, reduction of indebtedness, and general corporate purposes including funding the development and commercialization of its lead drug candidate MoBA, as more particularly described in this prospectus in the section entitled, "Use of Proceeds". (3)

(1) Based on 16,544,024 shares outstanding on August 22, 2013, does not include 3,750,000 options to purchase shares of common stock held by the two founders.

(2) The number of shares to be outstanding after this offering does not include the following:
   a. 5,625,000 shares of common stock reserved, as of August 22, 2012, for issuance upon the exercise of outstanding stock options under our 2007 Stock Option Plan, of these 3,750,000 are currently held by the founders, and 1,875,000 are available for granting.
   b. 52,650 shares of common stock issuable upon the exercise of outstanding Warrants.

(3) To the extent possible, with the available funds from this offering, the Company will focus its efforts in the following aims (with more details provided later in the Use of Proceeds section of this Offering Circular):
   a. We have three-fold development plan (compositional, route of administration, and small molecule mimetics) to identify optimal, commercially viable therapeutics;
   b. From a lead optimization (compositional) perspective, provided sufficient capital resources, we will:
      i. Work on lead candidate development and optimization including:
      ii. Composition
      iii. Phamacokinetics and Pharmacodynamics of MoBA

iv. Drug Delivery
v. Perform the required pre-clinical animal studies is support of an IND submission
vi. Design and develop the optimal clinical trial based on the data from our pre-clinical animal studies

c. From a business development perspective, provided sufficient capital resources, we will:
    i. Engage with various pharmaceutical companies working in the field of dementia on possible co-development and/or licensing opportunities
    ii. Commercialize our NoMAD drug discovery and development platform

d. Generally, if sufficient resources are available, the Company may elect to develop additional drug candidates based on the fact that MoBA represents a novel drug class from which additional drug candidates can be designed.

Risk Factors

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

As a development stage company with a novel technology and unproven business strategy, our limited history of operations makes an evaluation of our business and prospects difficult.

We have had a limited operating history and we are still in the process of developing our product candidates through research and development and eventually clinical trials. Our technology is novel and involves assumptions about biological processes that are still debated among experts in the field. Alzheimer's therapies have been pursued by many parties for decades, and have experienced many failures. Our technology involves a novel approach to altering the course of the disease based on solid proof of concept data, but also involves a relatively new class of drug (peptide) and thus, relatively novel product economics and business strategies, which has limited examples of commercial success. We have not yet completed sufficient animal studies to predict with any certainty any of the potential issues we might have with the scale up required for commercial scale, nor have we finalized the route of administration for delivery of the drug into the brains of patients affected with Alzheimer's. This limited operating history, along with the novelty of our technology, product economics, and business strategy, and the limited scale of our operations to date makes it difficult to assess our prospects for generating revenues commercially in the future.

We have limited experience in drug development and may not be able to successfully develop drugs.

Until the formation of the Company, our management and key personnel had no experience in pharmaceutical drug development and, consequently, may not be able to successfully develop any drugs. Our ability to achieve revenues and profitability in our business will depend, among other things, on our ability to:

- develop products internally or obtain rights to them from others on favorable terms;
- complete laboratory testing and human studies;
- obtain and maintain necessary intellectual property rights to our products;
- successfully complete regulatory review to obtain requisite governmental agency approvals;
- enter into arrangements with third parties to manufacture our products on our behalf; and
- enter into arrangements with third parties to provide sales and marketing functions

There may not be an active, liquid trading market for our Common Stock.

The Company currently lists its common stock under the symbol RGXX on the Over-The-Counter Bulletin Board, or OTCBB, which is generally recognized as being a less active market than NASDAQ. Also, the pool of potential investors who may buy and sell on the OTCBB is limited. Many institutional investors have policies which preclude them from doing so. You may not be able to sell your shares at the time desired or at the price desired. There may be significant consequences associated with our stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

- limited dissemination of the market price of our securities;
- limited news coverage;
- limited interest by investors in our securities;
- volatility of our stock price due to low trading volume;
- increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and
- limited ability to issue additional securities or to secure additional financing.

Our ongoing operations will require substantial ongoing funding through equity and/or debt issuances. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Drug development, and more specifically clinical trials are very expensive (especially when they involve a large numbers of patients and trial sites) and require substantial funding throughout their execution. We currently have plans to conduct a phase I/II clinical trial once we have completed sufficient pre-clinical studies as required by the USFDA, and these pre-clinical studies and the extent to which we need to establish efficacy in a combined Phase I/II clinical trial may require a large number of patients to be enrolled and followed for a long period of time. Therapeutic products with cognitive endpoints like ours may require extensive and long-term follow-up in order to achieve a statistically significant benefit. As such, until we have completed additional pre-clinical studies and discussed these results with the USFDA, the Company does not know exactly how many patients will ultimately be required for these clinical trials, and is basing its cost estimates and projections on industry comparables which are subject to significant variations. The initiation, execution and completion (if successful) of well thought out and strategically designed clinical trials is how biotech companies like ours move their products towards commercialization and build company value. At the same time, such operations require substantial amounts of ongoing funding throughout their execution. Such funding must be obtained through issuance of equity and/or incurring debt (which is usually convertible debt, convertible in to equity at the investor's option). Accordingly, we will have to obtain substantial ongoing funding throughout the execution of our pre-clinical studies and clinical trials through the issuance of substantial additional equity and/or incurring substantial additional debt. This may have a negative effect on the market price of our Common Stock, and it will dilute existing share ownership.

Kodiak Capital concentration limits of ownership may have a negative effect on their ability to purchase shares of our Common Stock if the share price falls below a certain price.

Kodiak Capital collectively cannot exceed beneficially owned an aggregate nine and ninety nine one hundredths percent 9.99 % of our issued and outstanding Common Stock. This concentration of ownership may be reached substantially earlier than expected, if the trading price of our common stock declines significantly over the offering period. If this concentration limit is reached earlier than expected it will have a negative impact on the amount of funds the Company is eligible to receive from Kodiak in a given time period.

The Option Agreement will involve registration and sale of a significant amount of our Common Stock, through a series of registration statements over a period of up to 12 months. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Pursuant to Regulation A, Kodiak Capital may sell up to $1.5 million of our Common Stock in accordance with this Offering Statement. In accordance with the terms of the Option Agreement we executed with Kodiak Capital, Kodiak Capital may purchase up to 1,000,000 shares of our Common Stock on or before August 1, 2014. The actual number of shares which we may end up selling is unknown at present, as we do not yet know how much of that capacity we will choose to use, nor the timing of when we will choose to use it, nor the market price of our stock at the various times we choose to use it. However, the number of shares that we will sell under the Purchase Agreement, and that the Selling Stockholder will, in turn, re-sell in the market, is likely to be substantial. As with any small biotech company stock, our Common Stock may experience negative effects from the sale of additional stock during the course of the clinical trials, and such additional stock will dilute existing share ownership.

Substantial amounts of our previously issued Common Stock are now and/or will soon be eligible for resale under Rule 144. This may have a negative effect on the market price of our Common Stock.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a six- month holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. In addition, under certain circumstances Rule 144 also permits the sale of securities, without any limitation, by a person who is not an affiliate of the Company (as such term is defined in Rule 144(a)(1)), and who has satisfied a one-year holding period.

As of August 22, 2013, approximately 1,924,024 shares of our Common Stock were previously issued as restricted securities as defined under Rule 144 of the Securities Act of 1933, as amended (the "Act") and are outstanding. Of these, approximately 1,924,024 shares of such restricted stock have been outstanding for more than six (6) months and some or all of these shares may be resold without registration pursuant to Rule 144.

As of May 7, 2013, approximately 14,620,000 shares of Common Stock are held by the two founders of the Company, and another 3,750,000 options are eligible for conversion into Common Stock, which are subject to affiliate restrictions of trading for an extended period of time.

If substantial amounts of such shares are sold pursuant to Rule 144, this may have a negative effect on the market price of our Common Stock.

The Selling Stockholder will likely pay less than the then-quoted market price for our Common Stock, and this could have a negative effect on the market price of our Common Stock.

Pursuant to the Option Agreement, Kodiak Capital has the Option to purchase up to 1,000,000 shares of the Company's Common Stock at the price of $1.27 per share. While the Company must pay Kodiak Capital a Commitment fee of 25% of the exercise price (approximately $.32 per share), it is unlikely the Selling Stockholder will exercise the Option unless the then-quoted market price of the Common Stock exceeds the exercise price. Therefore, it is likely the Selling Stockholder will be exercising its Option at a discount to the market price. To the extent that the Selling Stockholder chooses to exercise the Option, and purchase Common Stock, your ownership interest will be diluted. As is generally the case in stock sale arrangements of the type established in the Option Agreement, it is anticipated that he Selling Stockholder, in turn, will sell the Shares of our Common Stock immediately upon receiving the Shares in order to minimize their risk and exposure in regard to the Shares, and in order to realize any profit involved. When the Selling Stockholder resells the Shares, this could have a negative effect on the market price of our Common Stock.

We may not have access to the full amount available under the Purchase Agreement.

The only way we are able to access the funding provided for in the Option Agreement is by the Selling Stockholder exercising the option to purchase shares of Common Stock. In order for the Selling Stockholder to purchase Shares, there must be an effective registration statement in place covering the resale of such Put Shares by the Selling Stockholder, and certain other conditions must be met.

So, our ability to sell Shares of our Common Stock to the Selling Shareholder will not begin until this registration statement, of which this Offering Circular is a part, is declared effective by the SEC, will only continue as long as this registration statement remains effective but will only cover up to $1,500,000 of the Shares the Selling Stockholder has agreed to purchase from us.

We have a number of securities convertible into, or allowing the purchase of our Common Stock. Investors in this offering could be subject to increased dilution. Also, the issuance of additional shares as a result of such conversion or purchase, or their subsequent sale, could adversely affect the price of our common stock.

Investors in this offering will be subject to increased dilution upon conversion of certain existing and/or new convertible debt and upon the exercise of outstanding stock options and warrants. There were 20,294,025 shares of our common stock outstanding as of June 30, 2013, including 3,750,000 options granted to the 2 founders of the company. As of that date, outstanding convertible debt and contingent liabilities of $255,135 and $78,796 respectively could be converted into shares of our common stock. Stock options and warrants outstanding that are exercisable represented an additional 52,650 shares of our common stock that could be issued (for which cash would need to be remitted to us for the warrant holder exercise) in the future. Most of the outstanding shares of our common stock, as well as the vast majority of the shares of our common stock that may be issued under our outstanding options and warrants, are restricted from trading and/or have the contractual right to be registered, as discussed in more detail above in the Risk Factor discussing Rule 144.

Any significant increase in the number of shares offered for sale could cause the supply of our common stock available for purchase in the market to exceed the purchase demand for our common stock. Such supply in excess of demand could cause the market price of our common stock to decline.

We will need to continue raising substantial funding, on an ongoing basis, for general corporate purposes and operations, including our clinical trials. Such funding may not be available or may not be available on attractive terms.

As of August 22, 2013, we had approximately $10,432 of cash on hand. We will need substantial additional funding, on an ongoing basis, in order to continue execution of our clinical trials to move our product candidates towards commercialization, to continue prosecution and maintenance of our large patent portfolio, to continue development and optimization of our manufacturing and distribution arrangements, and for other corporate purposes. We are pursuing financing with several parties, which we hope to complete later this year in addition to the sales of Put Shares under the Purchase Agreement. However, there can be no assurance that we will be able to complete any of the financings, or that the terms for such financings will be attractive. Any financing, if available, may include restrictive covenants and provisions that could limit our ability to take certain actions, preference provisions for the investors, and/or discounts, warrants or other incentives. Any financing will involve issuance of equity and/or debt, and such issuances will be dilutive to existing shareholders. If we are unable to obtain additional funds on a timely basis or on acceptable terms, we may be required to curtail or cease some or all of our operations at any time.

We are likely to continue to incur substantial losses, and may never achieve profitability.

We have incurred net losses every year since our formation in April of 2006, and had a deficit accumulated during the development stage of $974,475 as of December 31, 2012. We expect that these losses will continue, and we anticipate negative cash flows from operations for the foreseeable future. We may never achieve or sustain profitability.

Our technology is novel, involves a complex pathway, and may not prove to be effective.

The scientific community and physician community have been trying for over 100 years to develop drugs that can recover the cognitive functions lost in the progression of Alzheimer's disease. There have been many different product designs – and many product failures and company failures. To date, only five drugs have been approved to treat symptomatic memory loss, but none are approved to alter the course of the disease and as such are only effective therapies for a limited period of time. The pathology of Alzheimer's is complex, with many diverse elements, and the state of scientific understanding of the disease is still evolving. Other therapies developed by other parties delivered promising results in early development including clinical trials, but failed in later stage clinical trials due to unexpected toxicities and/or lack of efficacy as measured by a recovery of cognitive function. To date, we have only conducted early stage pre-clinical feasibility studies in limited numbers of animal models. Although the results of those studies were quite positive, those results may not be achieved in our clinical trials, and our product candidates may not ultimately be found to be effective.

We have limited experience in conducting and managing clinical trials.

We rely on third parties to assist us, on a contract services basis, in managing and monitoring all of our pre-clinical studies and clinical trials. We do not have experience conducting clinical trials ourselves, without third party service firms, nor do we have experience in supervising such third parties in managing clinical trials. Our lack of experience and/or our reliance on these third party service firms may result in delays or failure to complete these trials successfully and on time. If the third parties fail to perform, we may not be able to find sufficient alternative suppliers of those services in a reasonable time period, or on commercially reasonable terms, if at all. If we were unable to obtain alternative suppliers of such services, we might be forced to delay, suspend or stop development of our drug candidates until such time as we find suppliers meeting our requirements.

Clinical trials for our product candidates are expensive and time consuming and their outcome is uncertain.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is expensive, lengthy and uncertain. It can vary substantially, based upon the type, complexity and novelty of the product involved. Clinical trials are especially expensive (typically requiring tens of millions of dollars), and take years to reach their outcomes. Such outcomes often fail to reproduce the results of earlier trials. It is often necessary to conduct multiple late stage trials in order to obtain sufficient results to support product approval, which further increases the expense. Sometimes trials are further complicated by changes in requirements while the trials are under way (for example, when the standard of care changes for the disease that is being studied in the trial). Accordingly, any of our current or future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, either of which could delay or stop the commercialization of our product candidates.

Multiple late stage clinical trials of our lead product may be required before we can obtain regulatory approval.

Typically, companies conduct multiple late stage clinical trials of their product candidates before seeking product approval. While under certain circumstances, the FDA and the European Medicines Agency ("EMA") or other International regulatory agencies could accept a larger well designed Phase II study as a single study in support of approval, it is not yet known whether any of them will do so in this case, and it is also possible that the Company will have to perform more than one Phase III study (as has happened in the past with therapies designed to treat Alzheimer's disease). Even if the results are as positive and compelling as in our pre-clinical studies, we may be required to conduct additional late stage trials before we can obtain product approval. This would substantially delay our commercialization. There is also some possibility that changes within the FDA or other regulatory body or changes in the trial design requested by such authority could complicate the application process for product approval. In addition, a number of products are under development for Alzheimer's in the US and Internationally. It is possible that the standard of care for Alzheimer's could change while our drug development is still under way based on the results of studies that are currently underway. This could necessitate additional and/or differently designed clinical trials with our product candidate for Alzheimer's.

We may not receive regulatory approvals for our product candidates or there may be a delay in obtaining such approvals.

Our products and our ongoing development activities are subject to regulation by regulatory authorities in the countries in which we or our collaborators and distributors wish to test, manufacture or market our products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in other jurisdictions. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use.

The time taken to obtain regulatory approval varies between countries. In the US, for products without "Fast Track" status, it can take up to eighteen (18) months after submission of an application for product approval to receive the FDA's decision. Even with Fast Track status, FDA review and decision can take up to twelve (12) months. At present, we do not have Fast Track status for any of our products.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements, as well as case load at the regulatory agency at the time.

We may fail to comply with regulatory requirements.

Our success will be dependent upon our ability, and our collaborative partners' abilities, to maintain compliance with regulatory requirements, including current good manufacturing practices ("cGMP") and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Regulatory approval of our product candidates may be withdrawn at any time.

After regulatory approval has been obtained for medicinal products, the product and the manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Regulators may also subject approvals to restrictions or conditions, or impose post-approval obligations on the holders of these approvals, and the regulatory status of such products may be jeopardized if such obligations are not fulfilled. If post-approval studies are required, such studies may involve significant time and expense.

Our product candidates may require a different formulation and/or route of administration than conventional therapeutic products, and this may impede commercialization of our product candidates.

Our MoBA product candidate consists of peptides administered to the brain of patients affected by Alzheimer's disease. In order for the drug to successfully reach the brain, the peptides must likely be combined with a drug delivery technology that facilitates administration of the peptide to the brain of the patient, since traditional drug formulations will most likely not support a clinically meaningful concentration of drug. Such drug delivery technology may be invasive, such as the case with direct administration to the brain, or may limit the shelf life of the drug substantially, and/or may require different processing for the handling, distribution and delivery than traditional chemical or biologic drugs. For all of these reasons, among others, we may not be able to use the distribution networks and processes that already exist for conventional drugs. It may take time for shipping companies, hospitals, pharmacies and physicians to adapt to the requirements for handling, distribution and delivery of these products, which may adversely affect our commercialization.

Our product candidates may require different marketing and sales methods and personnel than conventional therapeutic products, depending on its formulation and route of administration. Also, we lack sales and marketing experience. These factors may result in significant difficulties in commercializing our product candidates.

The commercial success of any of our product candidates will depend upon the strength of our sales and marketing efforts. We do not have a marketing or sales force and have no experience in marketing or sales of products like our lead product, MoBA. To fully commercialize our product candidates, we will need to recruit and train marketing staff, and a sales force with technical expertise and ability to manage the distribution of MoBA. As an alternative, we could seek assistance from a corporate partner or a third party services firm with a large distribution system and a large direct sales force. If MoBA has specific or unusual handling or routes of administration, we may still have to train such partner's or such services firms' personnel about our products, and would have to make changes in their distribution processes and systems to handle our products. We may be unable to recruit and train effective sales and marketing forces or our own, or of a partner or a services firm, and/or doing so may be more costly and difficult than anticipated. Such factors may result in significant difficulties in commercializing our product candidates, and we may be unable to generate significant revenues.

The availability and amount of potential reimbursement for our product candidates by governmental and private payers is uncertain and may be delayed and/or inadequate.

The availability and extent of reimbursement by governmental and/or private payers is essential for most patients to be able to afford expensive treatments, such as Alzheimer's treatments. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payers tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement price for fundamentally novel products such as ours, as there have been no products approved that alter the course of Alzheimer's disease.. Although CMS approved coverage and reimbursement for the five drugs approved for the symptomatic treatment of Alzheimer's, and the Company's projections include substantial price mark-up over the existing approved drugs, there is no indication that a price increase will be justifiable or allowed by the CMS for new drugs that are approved in this class.

Various additional factors could increase the difficulties for our MoBA to obtain reimbursement. Approval of competing disease modifying products (drugs and/or devices) for the same disease indications could make the need for our products and the cost-benefit balance seem less compelling. The cost of our product may be limited if the required dosing of the product is more frequent (twice or more daily vs weekly or monthly), thus requiring the Company to focus its efforts on reducing the cost of goods as soon as possible. Thus, if we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected.

The methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Medicare Prescription Drug,

Improvement, and Modernization Act (the "Medicare Modernization Act"), enacted in 2003, provided for a change in reimbursement methodology that has reduced the Medicare reimbursement rates for many drugs such as the drugs we intend to develop.

In markets outside the US, where we plan to operate in the future, the prices of medical products are subject to direct price controls and/or to reimbursement with varying price control mechanisms, as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the US. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Accordingly, in markets outside the US, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenues and profits.

Competition in the biotechnology and biopharmaceutical industry is intense and most of our competitors have substantially greater resources than we do.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several major companies with strong financial backing, such as Johnson and Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, approximately 43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Of the companies developing new drugs, according to Frost and Sullivan, nearly 38% are developing drugs focused on APP and Abeta, and more than 50% of the drugs in development are focused on cognitive enhancers similar to the 4 approved drugs, and the remaining percentage on novel mechanisms of action. Several of these groups have reached late stage clinical trials: as of late 2012, there were approximately 137 active, enrolling clinical trials referencing Alzheimer's as the indication via clinicatrials.gov listed the following studies with open enrollment:

20	Phase IV
20	Phase III
6	Phase II/III
58	Phase II
7	Phase I/II
26	Phase I

Notwithstanding the competition described above, recently the failure of JNJ, Pfizer, Eli Lilly and Élan's Bapineuzumab phase III clinical trial further emphasizes the need for novel, well designed disease altering drugs, and animal models that faithfully reconstruct the biology of dementia, and at the same time supports our scientific hypothesis, since we and others predicted the failure of this drug, based on our scientific hypothesis that amyloid plaques are not the cause of the disease, and as such, creating drugs that target this stage of the disease will not be clinically beneficial.

Most of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing and sales than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they enter into collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs, and in obtaining sites for our clinical trials and enrolling patients.

Our competitors may develop more effective or affordable products, or achieve earlier or greater patent protection or earlier product marketing and sales. Any products developed by us may be rendered obsolete and non-competitive.

We may be prevented from using the MoBA and/or NoMAD names commercially in the US and/or Europe.

The USPTO, US FDA and/or EU EMA may not approve the name MoBA for use commercially and/or clinically, and the USPTO may not approve or grant allowance for use of the name NoMAD commercially. Failure to obtain the approval for the use of the MoBA and/or NoMAD names in US and/or Europe would require us to market our product candidates under a different name, which could impair the successful marketing of our product candidates and may have a material adverse effect on our results of operations and financial condition.

Competing generic medicinal products may be approved.

The approval of generic medicinal products once patent protection and other forms of data and market exclusivity have expired could significantly impair our ability to generate revenues or achieve long-term profitability by creating significant competition from such products which may reduce sales of our products.

We may be exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future, if at all.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Insurance coverage may not be available to us at on commercially reasonable terms (including acceptable cost), if at all. Insurance that we obtain may not be adequate to cover claims against us. Regardless of whether they have any merit or not, and regardless of their eventual outcome, product liability claims may result in decreased demand for our product candidates, injury to our reputation, withdrawal of clinical trial participants or physicians, and/or loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We may from time to time store, handle, use and dispose of controlled hazardous, radioactive and biological materials in our business. Our current use of these materials generally is below thresholds giving rise to burdensome regulatory requirements. Our development efforts, however, may result in our becoming subject to additional requirements, and if we fail to comply with applicable requirements we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released or disposed of at our future facilities or at locations to which we send materials for disposal, we could be liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs.

Insurance covering certain types of claims of environmental damage, or injury resulting from the use of these materials, is available but can be expensive and is limited in its coverage. We have no insurance specifically covering environmental risks or personal injury from the use of these materials and if such use results in liability, our business may be seriously harmed.

Our intellectual property rights may not provide sufficient commercial protection for our product candidates, or third parties may infringe upon our intellectual property.

Patent laws afford only limited protection and may not protect our rights to the extent necessary to sustain any competitive advantage we may have. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in those countries. Moreover patents and patent applications relating to method of use often involve complex factual and legal issues, and may be subject to limitations and reduction in scope if found to infringe upon pre-existing compositional intellectual property or prior art – and as a result, are uncertain.

We have, through our license with Albert Einstein College of Medicine (AECOM), 1 patent granted in China and 12 patent applications pending in regard to our product candidates, and related matters. This issued patent, and the patent applications once granted, will expire at various dates from 2025-2026. Any issued patents, or patent applications that issue in the future may, at any time, be challenged, and such challenges may result in reductions in scope or invalidations. Such pending patent applications may not result in issued patents. Moreover, these patents and patent applications may not be sufficiently broad to prevent others from using substantially similar technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies, or design around these patented and patent pending technologies.

We have taken security measures (including execution of confidentiality agreements) to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Our success will depend, in part, on whether we can: obtain patents to protect our own products and technologies; obtain licenses to use the technologies of third parties if necessary, which may be protected by patents; and protect our trade secrets and know-how. Our inability to obtain and rely upon patents essential to our business may have a material adverse effect on our business, operating results and financial condition

We may be unable to maintain our licenses, patents or other intellectual property and could lose important protections that are material to continuing our operations and growth and our ability to achieve profitability.

Our license agreement with the AECOM and other such license agreements we may enter into require us to pay license fees, royalties and milestone payments and fees for patent filings and applications. Obtaining and maintaining patent protection and licensing rights also depends, in part, on our ability to pay the applicable filing and maintenance fees. Our failure to meet financial obligations under our license agreements in a timely manner or our non-payment or delay in payment of our patent fees could result in the loss of some or all of our rights to proprietary technology or the inability to secure or enforce intellectual property protection. The loss of any or all of our intellectual property rights could materially limit our ability to develop and/or market our services, which would materially and adversely affect our business, operating results and financial condition.

We may be exposed to claims or lawsuits – with or without merit – that our products infringe patents or other proprietary rights of other parties.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. The patent landscape is especially uncertain in regard to products wherein the scientific mechanisms of disease are still evolving, such as is the case with Alzheimer's disease. Infringement and other intellectual property claims -- with or without merit -- can be expensive and time-consuming to litigate and can divert management's attention. In the future, we may be exposed to claims by third parties – with or without merit -- that our products infringe their intellectual property rights. Such claims or lawsuits may involve substantial costs and diversion of management attention to defend.

In addition, because patents can take many years to issue, and patent applications are not published until up to eighteen months after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our products may inadvertently infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

MoBA is currently our only therapeutic technology in development.

Unlike many pharmaceutical companies that have a number of products in development and which utilize many different technologies, we are largely dependent on the success of our MoBA platform technology. While the MoBA technology has a wide scope of potential use within the field of Dementia, if the core MoBA technology is not effective or is not commercially viable for a variety of reasons including but not limited to formulation, stability, and or efficacy, our business could fail. We are currently seeking development of our novel animal models NoMAD; however the economics of such are much different than a therapeutic drug. The Company is also exploring opportunities to in-license additional products to offset this risk but additional products will require significant capital to develop and as such adds additional risks to the Company, and will have its own set of commercial risk factors.

The Albert Einstein College of Medicine, Yeshiva University has the ability to exercise influence over the patent rights of our technology.

The terms of our exclusive license of the technology from the Albert Einstein College of Medicine, Yeshiva University provide for a certain level of control/joint approval of decisions. For example, should we seek to collaborate in the form of a sublicense with a third party on the technology programs, prior approval of the Albert Einstein College of Medicine would be required for any such sublicensing agreement. There can be no assurance they would grant approval for decisions requiring their consent. In addition, we previously entered into a sponsored research agreement with the University, pursuant to which they perform certain research activities for us, and expect to enter into additional agreements. Accordingly, we are highly dependent on the University's cooperation and performance in developing the technology. Further, the technology license agreement requires the payment of certain license fees, royalties and milestone payments, payments for patent filings and applications. Our failure to meet our current outstanding financial obligations as well as future financial and other obligations under the license and/or any sponsored research agreements in a timely manner could result in the loss of some or all of our rights to proprietary technology, such as the loss of exclusive rights or even termination of the agreements.

Our success partly depends on existing and future collaborators and third parties.

We work with scientists and medical professionals at academic and other institutions and contract research organizations, especially including the institution of the co-founder of RemeGenix (Dr. Luciano D'Adamio), Albert Einstein College of Medicine. Some of these groups have previously conducted research for us or have assisted in developing our research and development strategy and we will rely on such groups continuing to provide such service at and at the level and quality it has previously. These scientists and medical professionals are collaborators and contractors, not our employees. They may have commitments to, or contracts with, other businesses or institutions that limit the amount of time they have available to work with us. We have little control over these individuals, organizations and companies. We can only expect that they devote time to us and our programs as required by any license, consulting, sponsored research agreements or other business agreements we may have with them. In addition, these individuals, organizations or companies may have arrangements with other companies to assist in developing technologies that may compete with our products. If these individuals do not devote sufficient time and resources to our programs, or if they provide substantial assistance to our competitors, our business could be seriously harmed.

The success of our business strategy may partially depend upon our ability to develop and maintain our relationships with such collaborators, organizations and companies and to manage the working relationship effectively. Due to concerns regarding our ability to continue our operations or the commercial feasibility of our MoBA, these third parties may decide not to conduct business with us or may conduct business with us on terms that are less favorable than those customarily extended by them. If either of these events occurs, our business could suffer significantly.

We may have disputes with our collaborators, which could be costly and time consuming. Failure to successfully defend our rights could seriously harm our business, financial condition and operating results. We intend to continue to enter into collaborations in the future. However, we may be unable to successfully negotiate any additional collaboration and any of these relationships, if established, may not be scientifically or commercially successful.

There may not be an active, liquid trading market for our Common Stock.

The Company currently lists its common stock on the Over-The-Counter Bulletin Board, or OTCBB, which is generally recognized as being a less active market than NASDAQ. Also, the pool of potential investors who may buy and sell on the OTCBB is limited. Many institutional investors have policies which preclude them from doing so. You may not be able to sell your shares at the time desired or at the price desired. There may be significant consequences associated with our stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

- limited dissemination of the market price of our securities;
- limited news coverage;
- limited interest by investors in our securities;
- volatility of our stock price due to low trading volume;

- increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and
- limited ability to issue additional securities or to secure additional financing.

The market for our Common Stock may be limited, because our Common Stock will be subject to "penny stock" rules.

Our Common Stock is subject to the SEC's "penny stock" rules. As a result, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected. Under the "penny stock" rules promulgated under the Exchange Act, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

- make a special written suitability determination for the purchaser;
- receive the purchaser's written agreement to a transaction prior to sale;
- provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and
- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result of these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed, and stockholders may find it more difficult to sell our Common Stock.

Your ability to sell your shares in the secondary trading market may be limited, because our Common Stock is quoted on the OTC Markets.

While the Company's stock is quoted on the over-the-counter market, as described above, the liquidity of our Common Stock will be limited, not only in regard to the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media of our Company. As a result, prices for shares of our Common Stock may be lower than might otherwise be the case if our Common Stock were quoted and traded on NASDAQ or a national securities exchange.

The price of our Common Stock may be highly volatile.

The share prices of publicly traded biotechnology and emerging pharmaceutical companies, particularly companies without consistent product revenues and earnings, can be highly volatile and are likely to remain highly volatile in the future. The price at which our Common Stock is quoted and the price which investors may realize in sales of their shares of our Common Stock (which may be materially different) will be influenced by a large number of factors, some specific to us and our operations, and some unrelated to our operations. Such factors may cause the price of our stock to fluctuate frequently and substantially. Such factors may include large purchases or sales of our Common Stock, positive or negative events relating to other companies developing drugs for Alzheimer's, positive or negative events relating to healthcare and the overall pharmaceutical and biotech sector, currency fluctuations, legislative or regulatory changes, and/or general economic conditions. In the past, shareholder class action litigation has been brought against other companies that experienced volatility in the market price of their shares. Whether or not meritorious, litigation brought against a company following fluctuations in the trading price of its common stock can result in substantial costs, divert management's attention and resources, and harm the company's financial condition and results of operations.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the market price of our Common Stock.

We have not paid any cash dividends on our Common Stock to date in the Company's history, and we do not intend to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Also, any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of our Common Stock.

The necessary specialized facilities, equipment and personnel may not be available or obtainable for the scale-up of manufacturing of our product candidates or the drug delivery vehicles that our drug substance requires in order to deliver our drug to the brain.

While the manufacture of peptides is rather simple, the manufacture of peptides in context with complex drug delivery methods may not be, especially since the Company has not yet completed the studies yet to determine the exact formulation of such drug delivery compositions. It is possible that such drug delivery-peptide compositions will require specialized facilities, equipment and personnel which are entirely different than what is required for manufacturing of our peptides alone. Scaling up the manufacturing of such composite products to volume levels required for commercialization may require unknown amounts of specialized facilities, equipment and personnel. Since such drug delivery products are so new, and have limited commercialization experience, the supply of the specialized facilities, equipment and personnel needed for them has not yet developed. It may not be possible for us (or our CMO) to obtain all of the specialized facilities, equipment and personnel needed for commercialization of our composite product candidates. This could delay or halt our commercialization.

The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes- Oxley Act may strain our resources and may divert management's attention from other business concerns, both of which may have a material adverse effect on our business.

We have a very limited history of conducting our own research and development activities.

To support our research and development capabilities we rely largely on the collaboration of our CSO and AECOM. To pursue our business strategy fully, we must increase our internal research capabilities, which we are endeavoring to accomplish, by establishing relationships with additional third parties as well as planning to establish our own laboratory in close proximity to our CSO in New York. There can be no assurance that we will be successful in these efforts. Our additional research and development capacity also will require adequate sources of funding, and availability of space, both of which may limit our success. There can be no assurance that any of these development efforts will produce a successful product or technology. Our failure to develop our products would have a material adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by new legislation.

Changes in applicable legislation and/or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to market, the imposition of restrictions on the product's sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on our business.

Our business could be adversely affected by animal rights activists.

Our business activities have involved animal testing, as such testing is required before new medical products can be tested in clinical trials in patients. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected. Negative publicity about us, our pre-clinical trials and our product candidates could also adversely affect our business.

We depend upon our senior management and their loss or unavailability could put us at a competitive disadvantage.

We currently depend upon the efforts and abilities of our management team. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not obtained, do not own, nor are we the beneficiary of key-person life insurance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds", contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

PROSPECTUS OVERVIEW

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Offering Circular carefully, including the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and the notes to the financial statements included in this Offering Circular, and you should conduct due diligence analysis of the Company.

Business and Properties

Our Business

RemeGenix ("we," "us," "our" or "the Company") is a development stage biotechnology company, focused on the commercialization of disease-altering therapies to prevent and treat Alzheimer's disease (AD). AD is a multi-factorial disease with no approved disease-altering drugs, and a well-established link to the toxic protein, amyloid precursor protein (APP).

RemeGenix, Inc. was incorporated under the laws of the State of Delaware in April 2006.We commenced operations our current line of business in early 2007. In 2009, the Company acquired the corporate entity Cortica Neurosciences, Inc, also a Delaware corporation, and is a wholly owned subsidiary of RemeGenix, Inc. The Company expects at some point in the future to rebrand under the name Cortica. Our principal executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814, and our telephone number is (518) 302-1515. We maintain a corporate website at www.corticaneuro.com and www.remegenix.com. The contents of our websites are not part of this prospectus and should not be relied upon with respect to this offering.

An Overview of our Approach to a Complex Disease

Numerous drugs in development, aimed at treating Alzheimer's Disease ("AD") are focused on a specific byproduct of APP, called Abeta, however, whether Abeta in the main culprit of AD is uncertain and doubtful at this point. This uncertainty and doubt is reinforced by the failure of many clinical trials targeting Abeta. Some of these strategies involve the use of potent inhibitors of enzymes involved in Abeta production. These inhibitors are required for normal biological processes in addition to APP processing and as such, have demonstrated toxicity in both pre-clinical and clinical studies to date, and will continue to present such toxicities, representing significant commercialization hurdles for our competitors. , This has been further illustrated by the outcome of a recent clinical trial Semagacestat in which the patients became worse after sustained use of this secretase inhibitor.

Unlike the competition, RemeGenix' lead drug in its pipeline is a **Mo**dulator of **B**eta secretase processing of **A**PP (MoBA) and as such allows for the most specific modulator of APP processing without having the potential for side effects that have been seen when using various secretase inhibitors (see Figure 1 (a) and (b) for an overview of the activities of MoBA in comparison with the competitive products). Consequently, MoBA provides the most specific protection, and therapeutic recover from the negative biological processes that cause cognitive dysfunction.


Competing Therapies
Alzheimer's Drugs in Development
Have been shown to interfere with normal APP pathway
Interference leads to significant complications and limitations
In contrast to MoBA, competing products have failed to identify the correct targets & were developed on faulty animal models
The Effects of Competing Alzheimer's Drugs
Primary Competing Therapies
Amyloid and Aβ focused (~38%)
Immunotherapy vaccines
Secretase Inhibitors
Novel targets
Memory enhancers (>50%)
Complications & Limitations
APP has mult. toxic byproducts
Mem. enhancers don't last, and most have no or unknown effect on APP
Novel targets ? effect on APP
APP
Aβ Immunotherapy
Only affects a portion of APP pathway
Too far downstream
Lots of clinical failures
Aβ
Oligomers & Aggregates
Gamma Secretase Inhibitors
Actually increases C99
Does not reduce sAPPβ
Clin. reduced cognition
Recent clinical failures
sAPPβ
C99
Unhealthy
Beta Secretase Inhibitors
Difficult target (most sought after)
Side effects due to inhibition
Clinically driven by focusing on single elements of APP Processing
No Improvement (or Decline) in Memory
Caused by partial focus on APP pathway

Figure 1 (a) Competing Therapies and their associated pitfalls


MoBA Advantages
RemeGenix' Approach to Alzheimer's
Our NoMAD model has exposed the underlying mechanism of AD, uncovering the AD biology & the treatment necessary
MoBA has been shown to recover the memory decline associated with excess APP processing in NoMAD and other models of AD
The Effects of MoBA vs. Competing Alzheimer's Drugs on the APP Pathway
RemeGenix' MoBA
Decreases C99
Decreases sAPPβ
Decreases AICD/AID
Does not inhibit beta secretase
Does not inhibit gamma secretase
Developed from solid biology, not unknown pathology
Increases cognition
Healthy
Clinically driven by focusing on multiple elements of APP Processing
Improvement in Memory
Caused by modulating APP processing
APP
Aβ Immunotherapy
Only affects a portion of APP pathway
Too far downstream
Lots of clinical failures
Aβ
Oligomers & Aggregates
Gamma Secretase Inhibitors
Actually increases C99
Does not reduce sAPPβ
Clin. reduced cognition
Recent clinical failures
sAPPβ
C99
Unhealthy
Beta Secretase Inhibitors
Difficult target (most sought after)
Side effects due to inhibition
Clinically driven by focusing on single elements of APP Processing
No Improvement (or Decline) in Memory
Caused by partial focus on APP pathway

Figure 1 (b): MoBA in context with the competition

In early proof of concept animal studies, the company's scientific founder, Luciano D'Adamio, at the Albert Einstein College of Medicine, demonstrated that the therapeutic approach (of which MoBA is now the lead candidate) can act to alter the progression of the disease, and has also shown the capacity to reduce APP processing and amyloid burden (if amyloid burden is even pathologically relevant). Taken together, RemeGenix' lead drug candidates are focused on a novel disease altering mechanism, and have the potential to treat both early (asymptomatic) and late stage (symptomatic) disease (Figure 2). Dr. D'Adamio then went on to further demonstrate the proof of principle in a number of different widely accepted (but genetically flawed for reasons we'll discuss later) animal models of dementia, as well as a new, novel animal model of AD he developed, which is now patent pending and licensed to the Company. This novel animal model of Alzheimer's disease and dementia (now known as NoMAD) represents the first biological model of AD that faithfully replicates a human dementia. The Company feels strongly that many of the competitive products in development have failed clinical trials because they were designed and tested on animal models that are not biologically relevant, meaning that they do not genetically match any possible form of human dementia, and thus the results achieved with those models are almost guaranteed to fail once translated into human studies.


MoBA
Treatment for Alzheimer's
Overview
• Therapeutic peptide derived from BRI2 dementia gene
• Designed to restore normal cognitive function
• Developed to treat Alzheimer's and other dementia
Disease-Modifying
• Designed to act on cognitive function vs. pathology
• Delay development and progression of Alzheimer's
Unique Specificity
• Enhanced specificity over competing products
• High degree of specificity limits potential side effects
• Does not interfere with function of various secretases
Large Market Potential
• Long market exclusivity, with broad IP portfolio
• Complementary to cognitive enhancing approaches
• Expansion potential in dementia, amyloidosis, diagnostics
Therapeutic peptide developed to treat Alzheimer's and other dementias
Alzheimer's Disease
Prevention
MoBA
Treatment

Figure 2: Potential Patients Eligible for MoBA Treatment

The Dementia Therapeutic and Drug Discovery Markets

Alzheimer's Disease

Alzheimer's Disease is the most common cause of dementia in the world, and the 6th leading cause of death in the United States. Nearly 2% of humans over age 65 years have Alzheimer's Disease, and approximately 200,000 people under age 65 have been diagnosed with this disease. According to the Alzheimer's association, there are more than 5 million people in the US with Alzheimer's, and an estimated 35 million people worldwide with the disease. It is estimated that these numbers will triple by 2050.

The Company's primary focus area of neurodegenerative disease is one of the largest therapeutic sectors in biotechnology with much of the market being left clinically unmet. In line with this rapidly expanding market, RemeGenix' product candidates can potentially be used to address a range of neurodegenerative conditions resulting in dementia and/or cognitive decline.

APP Processing and Alzheimer's

The dementia associated with Alzheimer's disease is driven by the processing of Amyloid Precursor Protein (APP). Significant and extensive scientific evidence confirms the importance of APP in the cognitive decline associated with Alzheimer's. Specifically, genetic inheritable mutations that cause early onset AD all alter APP processing. On the contrary, a mutation that reduces beta-processing of APP protects the individual carrying this mutation from the late onset AD and also from the normal cognitive decline associated with aging.


The Majority of New Disease Altering Drugs in Development for Alzheimer's Disease (AD) are Focused on reducing Aβ in 2 Primary Areas:
1) Targeting already produced Aβ and/or Aβ oligomerization and/or amyloid plaques
2) Targeting Aβ production by either increase of alpha cleavage (2a), decrease of beta cleavage (2b, via β secretase inhibitors) or of gamma cleavage (2c, via γ secretase inhibitors)
sAPPα
2a
2b
sAPPβ
1
Aβ
Aggregation
Oligomers
2c
α-Secretase
β-Secretase
γ-Secretase
C83
Amyloid Precursor Protein (APP)
C99
AID/AICD
There has historically been an overwhelming and inappropriate preoccupation with Aβ in the AD therapeutics space
Net Decline in Memory

Figure 3: Overview of the APP Pathway in context with competitive approaches.


MoBA
sAPPα
sAPPβ
Aβ
Aggregation
Oligomers
α-Secretase
γ-Secretase
C83
Amyloid Precursor Protein (APP)
C99
AID/AICD
Net Decline in Memory

Figure 4: RemeGenix approach targets multiple byproducts

BRI2, APP and Alzheimer's: RemeGenix' Unique Approach

BRI2 and APP are natural binding partners identified by the founder of RemeGenix, and verified by several other groups around the world. The cognitive decline associated with AD is manifest when there is increased processing of APP that can be caused by a number of factors, including a reduction in the levels of BRI2. Clinically relevant to our therapeutic approach, there are two populations of people in the world who have reduced levels of BRI2 (due to mutations in regions of BRI2 that are central to its maturation from inactive to active), and each of these groups have significant cognitive decline and dementia.

BRI2, once activated, serves as a natural modulator of APP processing. If it's not present or if the levels are reduced, it cannot protect APP from processing, and results in excess levels of several APP metabolites, which are neurotoxic.

Taken together, this led RemeGenix' Dr. D'Adamio to undertake a thorough evaluation of the relationship between BRI2 and APP, and most importantly, as discussed further in this document, the ratio of APP to BRI2 and its normal biological interaction, which is key to normal cognitive function.

Dr. D'Adamio soon identified that many, if not most of the previous studies by [the mass of people studying AD] have used, and continue to use faulty models of AD, that are developed with a predetermined clinical endpoint in mind, the formation of amyloid plaques. Since amyloid plaques are [often] found post-mortem (and now possibly via brain scan injecting compounds that specifically bind to amyloid plaques and that can be visualized and quantified by PET analysis) in the brains of AD patients, the industry incorrectly implicated the plaques as the cause of the disease and set out on a titanic effort to develop animal models that develop plaques, so high throughput screening efforts could be used to identify drugs that affected plaque formation.


Healthy
Alzheimer's (with plaques)
Healthy (with plaques)
Figure 5: Plaques are found in healthy brains too

Unfortunately, as recent significant failures in the clinical space have told us (and that we predicted – see D'Adamio and Ganjei papers), even though amyloid plaques are in fact found post-mortem in AD patients, they are not found in 100% of dementia patients, and they are often found in healthy old people with no signs of dementia. (see Figure 5, source: Science News, via www.sciencenews.org, full link, click here)

We believe that one of the commercial advantages of RemeGenix' MoBA is that ***MoBA can be therapeutically effective in AD as well as a variety of other dementias***. A second predicted commercial advantage is that ***MoBA can be therapeutically used in different stages and types of AD***.

Familial AD, Sporadic and Other Forms of Dementia

RemeGenix' approach to treating dementia is applicable to both familial and sporadic forms of dementia.

AD can roughly be broken down into 3 different stages; a pre-symptomatic phase, with a second phase which presents with mild cognitive impairment (MCI), and full-blown AD. Most of the other competitive drugs in development, based on the results of clinical trials on MCI patients and based on the new therapeutic strategies of companies testing those compounds, are believed to only be able treat AD prior to the development of any symptoms. This is an optimistic prediction that has to be tested in prevention clinical trials, which even if proven true will create significant commercial limitations.

In addition to these three stages of AD, there are two main types of AD; 1) familial early onset cases due to mutations in genes that regulate APP processing; 2) sporadic late onset cases of unclear etiology. However, a recent report in the July 11th issue of Nature demonstrated that also the sporadic cases require APP processing by beta secretase, indicating that RemeGenix' approach to treating AD will be applicable to both familial and sporadic forms of AD. In other words, this finding showed that people carrying APP forms that are less efficiently cleaved by the beta-secretase have, are protected from sporadic AD and also from the physiological cognitive decline associated with ageing. Interestingly, this mutation works similarly to MoBA, which can reduce processing of APP by beta-secretase. Not only did this finding demonstrate that RemeGenix' MoBA will work on both familial and sporadic forms, but it was an incredible human proof of concept validation that the mechanism of action our drug in human patients can result in a significant statistical improvement in memory. In addition, this "natural human experiment" also suggests that MoBA may stop or delay the natural cognitive decline associated with normal aging.

BRI2, APP and other Dementia's (FDD and FBD)

Mutations in BRI2 have been previously associated with dementia in two populations of people. As mentioned above, two populations of people in Britain and Denmark have mutations in BRI2 that result in lower amounts of functional BRI2. As a result, these two populations of people develop Familial British Dementia and Familial Danish Dementia. In animal models of FDD and FBD developed by the CSO of RemeGenix, the dementia associated with this reduction in BRI2 can be rescued with the addition of MoBA, providing evidence of proof of concept of our therapeutic product pipeline. Scientifically, the ratio of APP to BRI2 was determined to be crucial to the cognitive decline. By artificially reducing the level of APP or, vice versa, increasing the levels of BRI2 (to restore the APP/BRI2 ratio) the cognitive decline was also restored to normal further emphasizing the importance of the biological ratio of BRI2:APP in maintaining a normal cognitive function.

By studying these animal models of dementia, RemeGenix has correlated the cognitive decline associated with FDD and FBD with other forms of dementia. Several lines of evidence demonstrate this: 1) MoBA works in the traditional animal models of AD, 2) sporadic cases of AD who have a mutation in APP that causes a reduced level of beta secretase processing have a reduction in cognitive decline over patients who have normal levels of beta-secretase cleavage.

Current Alzheimer's Therapies, their market, and their therapeutic limitations

Existing treatments for Alzheimer's include:

5 Approved Drugs. Generally focused on "amplifying" memory, and demonstrate a decreased efficacy over time (via drug resistance), they have significant complications with other concomitant geriatric medications. Especially noted are complications with other CNS medications such as antidepressants, which taken together create significant psychological and behavioral complications/side effects, deteriorating QOL significantly.

Table 1 Current drugs on the market for the treatment of Alzheimer disease

Drug	Company	Mechanism	Indication
Aricept (donepezil)	Eisai/Pfizer	Acetylcholinesterase inhibitor	Mild to moderate Alzheimer disease
Exelon (rivastigmine)	Novartis	Acetylcholinesterase inhibitor	Mild to moderate Alzheimer disease
Razadyne (galantamine)	Johnson & Johnson	Acetylcholinesterase inhibitor	Mild to moderate Alzheimer disease
Namenda/Ebixa (memantine)	Lundbeck/Forest	*N*-methyl-D-aspartate receptor antagonist	Moderate to severe Alzheimer disease

<u>Approved for treatment of mild to moderate AD</u>: Razadyne® (galantamine), Exelon® (rivastigmine), and Aricept® (donepezil). Cognex® (tacrine) was previously approved, but is not prescribed due to safety concerns (ref. www.nia.nih.gov). All of these drugs are cholinesterase inhibitors. The industry still debates their mechanism of action, but prominent thinking is that they prevent the breakdown of acetylcholine (ACH), a key molecule implicated in memory and cognition. As AD progresses it is known that the brain produces less ACH, and it is though this is one reason this drug class lose their effect.

<u>Approved for treatment in moderate to severe AD</u>: Namenda® (memantine), an NMDA antagonist, believed to work by regulating glutamate, a key brain chemical associated with memory. Excess glutamate has been shown experimentally to result in brain cell death.

	Acetylcholinesterase-inhibitor				NMDA-antagonist
	Donepezil	Rivastigmine		Galantamine	Memantine
Mech of Action	Reversible, Selective AChE-I	Pseudoirreversible, selective AChE-I und BuChE-I		Selective AChE-I, modulator at nicotinic Ach-receptors	Noncompetitive NMDA-receptor antagonism
Intake	1x/day	2x/day	1x/day	1-2x/day	2x/day
Initial Dose	5mg/day	3mg/day	4.6mg/day	8mg/day	5mg/day
Maint. Dose	5-10mg/day	6-12mg/day	9/5mg/day	16-24mg/day	20mg/day
Metabolism	CYP2D6, CYP3A4	No hepatic metabolism		CYP2D6, CYP3A4	No hepatic metabolism

Interactions	Yes	Not known	Not known	Yes	Not known
½ life	ca. 70 hours	1.5 hours	3.4 hours	5-7 hours	60-80 hours
Form	Film-coated tablet orodispersable tablet	Hard capsule, solution	Transdermal patch	Retard capsule, solution	Film-coated tablet, solution

Given the different mechanisms of action of the two types of approved drugs, and their different approved labels (mild to moderate vs moderate to severe), it is common to see them prescribed together, and quite often in the later stages of disease.

Market Advantage

Several major companies with strong financial backing, such as Johnson & Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, approximately 43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Existing and Developing Market Statistics:

- $183B spent caring for those suffering from AD, plus $202B in unpaid care
- Market leading drug Aricept has annual sales of $4B
- Total drug sales exceed $8B – none of the drugs are disease modifying
- More effective treatments will create a multibillion dollar product market opportunity

Such branded drugs resulted in nearly $8B in sales last year, with $3.65B attributable to Aricept, $1.4B to Namenda, $1.07B to Exelon, and approximately $1.8B Razadyne. Generic competition in the recent years has increased this number substantially, with Donepezil alone yielding $2.3B in 2011 sales from more than 5 different suppliers around the world.

Per a recent (May 2012) Consumer Reports recommendation briefing, the average cost of an individual AD drugs ranges from $177 to more than $400 per month. With later stage patients typically using more than drug simultaneously, the drug costs for treatment based regimens is well established. The market for a curative drug, while having no benchmarks, would without much doubt yield a premium to the existing drugs resulting in a multiple of the existing market.

Current Competitive Approaches in Development, and our advantage

Disease modification for Alzheimer's is an evolving field. In recent years, numerous approaches have emerged to address the limitations of traditional therapies, which have resulted in a number of products entering mid to late stage clinical trials, however many of these approaches are limited in either efficacy or safety:

RemeGenix represents a new class of therapeutic.


RemeGenix lead drug candidate MoBA, represent a novel drug class, **Mo**dulators of the **B**eta secretase processing of **A**PP


Alzheimer's Disease Medication Market: Disease-modifying Drugs by Mechanism of Action (Global), 2011 via Frost and Sullivan
Beta-amyloid plaque inhibs
Amyloid Synth inhibs
Beta Sec/BACE Inhibitors
Gamma Sec Inhibitors
Nicotinic Ach Receptor Agonists
Muscarinic Receptor Modulators
5HT Receptor Modulators
Ion Channel Modulators
Chelating Agents
PDE Hydrolase Inhibitors
Vaccines
Others

A 2012 report by Frost and Sullivan outlined the underlying importance of the APP processing pathway, with nearly 38% of the drugs in development to treat Alzheimer's focused on this aspect of this target area. However, Frost & Sullivan did not yet recognize our unique approach, which significantly differentiates us from the competition, since MoBA acts as a unique modulator of APP processing versus an inhibitor.

Generally speaking, most of the competing approaches in the disease modification space are limited either by safety issues or an incomplete control of the APP processing pathway. Specifically, gamma secretase inhibitors not only do not affect beta-secretase cleavage, but they also create an accumulation of a toxic fragment known as C99. Recent clinical failures with semagamacestat (a gamma secretase inhibitor) have in fact shown this is not therapeutically effective, and unfortunately increases the cognitive decline for the patient. In the hands of Dr. D'Adamio, NoMAD was used in several of our pre-clinical studies to predict that this was the case, further pointing to the potential commercial benefit of our drug development and discovery pipeline.

Other drugs mentioned in the Frost report, while technically classified as disease modifying agents, act through completely unknown pathways, in some cases found by accident, and any hopes of curing Alzheimer's with such drugs is surely a gamble.

Our approach is built on solid biology, and was designed with no predisposition as to mechanism, pathology or cognitive affect.

Our Therapeutic Approach: MoBA

RemeGenix' scientific founder, Dr. Luciano D'Adamio has developed an innovative suite of therapeutic product candidates for neurodegenerative disease. Our lead technology, MoBA, derived from the BRI2 protein, has demonstrated commercial potential in several animal models, and has provided evidence that MoBA can work therapeutically. Preclinical studies of MoBA and its parent protein BRI2, have demonstrated significant efficacy and specificity (and therefore also safety) through the following results: 1) a reduction in APP processing by beta-secretase, 2) a rescue of the cognitive decline associated with aberrant APP processing; 3) a reduction in amyloid plaque size and number in a widely accepted model of AD by increasing the levels of our target protein BRI2.

Collectively, our research efforts provide significant evidence of safety and efficacy of our product portfolio, and the Company is solidly moving forward on two primary initiatives:

- MoBA: RemeGenix' lead peptides for AD
- MoBA-SM: R&D Stage Small molecule mimetic of MoBA for AD.

RemeGenix is positioned to develop safe and efficacious therapeutics in the broad field of neurodegenerative disease. The Company has several competitive advantages over current solutions.

- Our MoBA pipeline represents a new therapeutic approach that has been shown to specifically modulate beta secretase access to APP (e.g. limiting the production of C99, Aβ, AICD, sAPPβ, and others).
- The mechanism of action of our pipeline is specific and is less likely to inhibit normal, ongoing biological processes. Current alternatives focus on divergent pathways will more likely have side effects when administered to patients.
- RemeGenix' technology has the potential to compete on a cost and efficacy basis with other products in this disease space.
- RemeGenix' technology is potentially applicable to multiple types of dementia and cognitive disorders.
- RemeGenix' approach has been validated in animal models of disease as well as a human disease.

Our Discover Platform: NOMAD – Novel Models of Alzheimer's Disease

Additionally, RemeGenix' Alzheimer's animal model will serve as a drug development platform for not only RemeGenix' internal needs, but will also serve as a catalyst for a number of different partnership opportunities. Dr. D'Adamio, the Company's co-founder, has recently published several manuscripts discussing the most recent and compelling data, and the Company will work diligently to commercialize this model as the preferred animal models for use in Alzheimer's and/or dementia drug discovery and development efforts. We feel this is urgently needed in the field, since the animal models currently being used are lacking significant biological relevance to the human disease. Our models were created specifically to be biologically relevant (mimicking a human model of dementia, versus creating a biologically impossible genetic mutant), and thus facilitating more rapid translation of drug candidates to the clinic.

Our approach to Dementia (Familial vs Early onset Alzheimer's Disease, FDD and FBD)

We anticipate that MoBA may be used in the treatment of a wide variety of causes of Alzheimer's, including familial early onset cases and sporadic late onset cases. This prediction is based on a recent report in the July 11th issue of Nature that demonstrated that also the sporadic cases require APP processing by beta secretase, indicating that RemeGenix' approach to treating AD will be applicable to both familial and sporadic forms of AD. In other words, this finding showed that people carrying APP forms that are less efficiently cleaved by the beta-secretase have, are protected from sporadic AD and also from the physiological cognitive decline associated with ageing. Interestingly, this mutation works similarly to MoBA, which can reduce processing of APP by beta-secretase. Not only did this finding demonstrate that RemeGenix' MoBA will work on both familial and sporadic forms, but it was an incredible human proof of concept validation that the mechanism of action our drug in human patients can result in a significant statistical improvement in memory. In addition, this "natural human data" also suggests that MoBA may stop or delay the natural cognitive decline associated with normal ageing.

Low Risk of Significant Adverse Side Effects or Toxicity

Our drugs, unlike other competitive therapies in development, are not inhibitors, they modulate access of a specific protein (BACE1) to APP, thus limiting its cleavage but not eliminating it. This creates a reduced level of APP byproducts which have been found to be neurotoxic and contribute to the net decline in cognitive function seen in Alzheimer's disease. At the same time, MoBA does not inhibit BACE1, which is therefore free to act on other biologically important substrates. The evidence that mice without BACE1 present a plethora of issues, such demyelination, seizures etc, it can be predicted that the competitive therapies utilizing inhibitors of BACE1 will exert toxic effect in patients, thereby limiting their therapeutic usefulness.

Cost of Goods and Manufacturing

We have not yet scaled up production of our product to commercial scale so we do not yet know what the true economics of our product will cost, and we have not yet finalized the formulation and/or drug delivery technology that will be required to facilitate transport of our drug to the brain, both of which will affect the cost of manufacturing. See "— Manufacturing" for more detail.

Route of Administration

We have not yet finalized the route of administration for MoBA. We will try several routes of administration with the proceeds of this Registration Statement.

Our Product Development Programs

The following table summarizes the target indications and status of our product candidates:

Product Candidate	Target Indications	Status
MoBA	Alzheimer's Disease	Pre-Clinical — completed proof of concept studies in animal models of AD.
MoBA-SM	Alzheimer's Disease	Discovery – completed early structural studies in collaboration with researchers at Albert Einstein College of Medicine
NOMAD	Discovery Platform	Used in the development of MoBA, currently looking for partnership opportunities

Notes: Pre-clinical means that a product candidate is undergoing efficacy and safety evaluation in disease models in preparation for human clinical trials. Discovery denotes the product candidate is in the early research and development stage.

MoBA Product Candidates

RemeGenix' scientific founder, Dr. Luciano D'Adamio has developed an innovative suite of therapeutic product candidates for neurodegenerative disease. Our lead technology, MoBA, derived from the BRI2 protein, has demonstrated commercial potential in several animal models, and has provided evidence that MoBA can work therapeutically. Preclinical studies of MoBA and its parent protein BRI2, have demonstrated significant efficacy and specificity (and therefore also safety) through the following results: 1) a reduction in APP processing by beta-secretase, 2) a rescue of the cognitive decline associated with aberrant APP processing; 3) a reduction in amyloid plaque size and number in a widely accepted model of AD by increasing the levels of our target protein BRI2.

Collectively, our research efforts provide significant evidence of safety and efficacy of our product portfolio, and the Company is solidly moving forward on two primary initiatives:

- **MoBA:** RemeGenix' lead peptides for AD
- **MoBA-SM:** R&D Stage Small molecule mimetic of MoBA for AD.

RemeGenix is positioned to develop safe and efficacious therapeutics in the broad field of neurodegenerative disease. The Company has several competitive advantages over current solutions.


MoBA vs other AD approaches
MoBA:
-Decreases C99
-Decreases sAPPβ
-Decreases AICD/AID
-Does not inhibit β-secretase
-Does not inhibit γ-secretase
-Developed from solid biology, not unknown pathology
-Increases cognition in mice with existing cognitive decline
Best possible approach within the Amyloid cascade, least possible side effects.
Amyloid Precursor Protein (APP) and APP Processing
sAPPβ
C99
Aβ
AID
APP
Aβ Immunotherapy:
-Only affects a portion of the pathway
-Too far downstream
-Lots of clinical failures
γ-sec Inhibitors:
-Actually increases C99
-Does not reduce sAPPβ
-Has shown reduced cognition
-Recent clinical failures
β-sec Inhibitors:
-Difficult target (most sought after)
-Side effects due to inhibition

- Our MoBA pipeline represents a new therapeutic approach that has been shown to specifically modulate beta secretase access to APP (e.g. limiting the production of C99, Aβ, AICD, sAPPβ, and others).
- The mechanism of action of our pipeline is

specific and is less likely to inhibit normal, ongoing biological processes. Current alternatives focus on divergent pathways will more likely have side effects when administered to patients.

- RemeGenix' technology has the potential to compete on a cost and efficacy basis with other products in this disease space.
- RemeGenix' technology is potentially applicable to multiple types of dementia and cognitive disorders.
- RemeGenix' approach has been validated in animal models of disease as well as a human disease.

MoBA-SM

The Company expects to pursue development of small molecule mimetics of our lead MoBA candidate depending upon available resources.

NoMAD

Additionally, we expect RemeGenix' Alzheimer's animal model to serve as a drug development platform for not only RemeGenix' internal needs, but will also serve as a catalyst for a number of different partnership opportunities. The Company's co-founder has recently published several manuscripts discussing the most recent and compelling data, and the Company will work diligently to ensure that this model will become one of the preferred animal models used in the development of a variety of Alzheimer's and/or dementia drug development efforts since the animal models currently being used in the field are lacking significant biological relevance to the human disease. Our models were created specifically to be biologically relevant (mimicking a human model of dementia, versus creating a biologically impossible genetic mutant), and thus facilitating more rapid translation of drug candidates to the clinic.


Novel Models of Alzheimer's and Dementia: NoMAD
NoMAD are necessary tools in the discovery and development of novel drugs to treat Alzheimer's. Not only for RemeGenix, but also for the various other groups trying to better understand the biology of this complex disease. NoMAD has been instrumental in the understanding of the biology of AD, and will continue to serve as tools for AD drug development for years to come.
Behavioral testing, and animal studies
In-vitro and other screening systems
Lead Optimization
Lead Discovery
Lead Validation

Additional Product Candidates

We continually evaluate possible additional drug candidates that will fit within our pipeline.

Manufacturing

We have no commercial-scale manufacturing facilities at present. For our future products, we will need to develop additional manufacturing capabilities and establish additional third party suppliers to manufacture sufficient quantities of our product candidates to undertake clinical trials and to manufacture sufficient quantities of any products that are approved for commercial sale. If we are unable to develop manufacturing capabilities internally or contract for large scale manufacturing with third parties on acceptable terms for our future antiviral products, our ability to conduct large-scale clinical trials and meet customer demand for commercial products would be adversely affected.

We believe that the technology we use to manufacture our products and compounds is proprietary. For our products, we may have to disclose all necessary aspects of this technology to contract manufacturers to enable them to manufacture the products and compounds for us. We plan to have discussions with manufacturers under non-disclosure and non-compete agreements that are intended to restrict them from using or revealing this technology, but we cannot be certain that these manufacturers will comply with these restrictions. In addition, these manufacturers could develop their own technology related to the work they perform for us that we may need to manufacture our products or compounds. We could be required to enter into an agreement with that manufacturer if we wanted to use that technology ourselves or allow another manufacturer to use that technology. The manufacturer could refuse to allow us to use their technology or could demand terms to use their technology that are not acceptable. We believe that we are in compliance with all material environmental regulations related to the manufacture of our products.

Principal Properties

The Company currently has no physical real estate, plants, or equipment. However the Company has licensed and continues to develop intellectual property.

Intellectual Property

We protect our proprietary technologies through patents issued and licensed throughout the world. We have 1 granted patent in China and 12 patent applications pending in regard to our product candidates, and related matters. The issued patents expire at various dates between 2025 to 2026 We intend to continue using our scientific expertise to pursue and patent new developments with respect to uses, methods, and compositions to enhance our position in the field of Alzheimer's disease.

Any patents that we obtain may be circumvented, challenged or invalidated by our competitors. Our patent applications may not result in the issuance of any patents, and any patents that may be issued may not offer any protection against others who seek to practice the claimed inventions. We have obtained licenses for certain technologies that we use, but we may be unable to maintain those licenses and may be unable to secure additional licenses in the future. Thus, we may be forced to abandon certain product areas or develop alternative methods for operating in those areas.

In addition to patents, we rely on copyright protection, trade secrets, proprietary know-how and trademarks to maintain our competitive position. Our future success will depend in part on our ability to preserve our copyrights and trade secrets. Although our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators, sponsored researchers and other advisors are required to sign agreements obligating them not to disclose our confidential information, these parties may nevertheless disclose such information and compromise our confidential data. We may not have adequate remedies for any such breach. It is also possible that our trade secrets or proprietary know-how will otherwise become known or be independently replicated or otherwise circumvented by competitors.

Our technologies may infringe the patents or violate other proprietary rights of third parties. In the event of infringement or violation, we may be prevented from pursuing further licensing, product development or commercialization. Such a result would materially adversely affect our business, financial condition and results of operations.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expenses and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses, which may not be available. We may also be restricted or prevented from manufacturing and selling our products, if any, in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses. In addition, any potential litigation or dispute may, as a result of our lack of funding, require us to further reduce or even curtail our operations entirely.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies and a strong emphasis on proprietary products.

The Company's competitors are involved in developing therapies for neurodegenerative disease. The current market for anti-dementia therapies has passed through its first phase where research and drug focus was on palliative treatments. Fueled by a growing elderly population, the lack of demonstrable efficacy in current market applications, research is turning toward more specific treatments that are focused on the causes of the disease versus the symptoms. Pharmaceutical analysts are excited about the prospects of the next wave of AD drugs that claim disease-modifying effects. Numerous dual-action candidates are in late stage clinical trials with promising results, but there are still risks associated with drugs that are not specific in their control of APP processing, and these competitive clinical candidates have not demonstrated the specificity shown by RemeGenix' technology.

Competing approaches to AD therapeutics involve inhibiting the formation of Amyloid plaques, anti-inflammatory drugs which indirectly lowers circulating Aβ, and Aβ antibodies, drugs focused on reducing Tau pathology, as well as additional multifunctional targets that have been shown to increase functional memory and decrease the levels of Aβ. As one would expect it is inherently dangerous to introduce antibodies into an immuno-isolated environment such as the brain. A previous clinical trial using an Aβ antibody was halted due to significant side effects. Several groups are working on development of a vaccine for the prevention of Aβ plaques, but given the recent clinical data on the requirement of Aβ for memory, this approach is losing support. Lastly, Amgen's approach of using a beta-secretase blocker (BACE1) will likely have problems due to the recent finding of BACE's involvement in myelination.

Many other third parties compete with us in developing alternative therapies to treat Alzheimer's disease, including:

- biopharmaceutical companies;
- biotechnology companies;
- pharmaceutical companies;
- academic institutions; and
- other research organizations.

Most of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. In addition, many of these competitors have become more active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors may prevent us from recruiting and retaining qualified scientific and management personnel, or from acquiring technologies complementary to our programs.

We expect that our ability to compete effectively will be dependent upon our ability to:

- secure the necessary funding to continue our development efforts with respect to our product candidates;
- successfully complete clinical trials and obtain all requisite regulatory approvals;
- maintain a proprietary position in our technologies and products;
- attract and retain key personnel; and
- maintain existing or enter into new partnerships.

Governmental Regulation

Governmental authorities in the United States and other countries extensively regulate the pre-clinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution. In the United States, the FDA subjects pharmaceutical and biologic products to rigorous review. Even if we ultimately receive FDA approval for one or more of our products, if we or our partners do not comply with applicable requirements, we may be fined, our products may be recalled or seized, our production may be totally or partially suspended, the government may refuse to approve our marketing applications or allow us to distribute our products and we may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof requires documentation of extensive laboratory tests, and pre-clinical and clinical trials. This testing, and the preparation of necessary applications and processing of those applications by the FDA, are expensive and typically take several years to complete. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we might have the exclusive right to exploit the products or technologies.

After an Investigational New Drug, or IND, application becomes effective, a sponsor may commence human clinical trials in the United States. The sponsor typically conducts human clinical trials in three sequential phases, but these phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase II, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase I clinical trials. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of a clinical site responsible for ongoing review of the investigation, prior to commencement of each clinical trial. The FDA or a clinical site may order the temporary or permanent discontinuation of a clinical trial at any time, if the trial is not being conducted in accordance with FDA or clinical site requirements or presents a danger to its subjects.

The sponsor must submit to the FDA the results of the pre-clinical and clinical trials, together with, among other data, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, a biologics license application. The FDA will most likely regulate our therapeutic product candidates as biologics and, therefore, we must submit biologics license applications, or BLA, to the FDA to obtain approval of our products. The clinical trial process generally takes several years, and the FDA reviews the BLA and, when and if it decides that adequate data is available to show that the new compound is both safe and effective and that all other applicable requirements have been met, the FDA approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time.

The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve a product, it may require post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of an approved drug, which may be difficult and expensive to administer, and may require prior approval of promotional materials.

Before approving a new drug application or biologics license application, the FDA also will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with guidelines for the manufacture, holding and distribution of a product. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with manufacturing guidelines. Manufacturers must continue to expend time, money and effort in the areas of production, quality control, record keeping and reporting to ensure full compliance with those requirements. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must also be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products, or to FDA enforcement actions that can include seizures, injunctions and criminal prosecution. These failures can also lead to FDA withdrawal of marketing approval for the product.

We and our partners are also subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission and other foreign, federal, state and local agencies under various regulatory statutes, and may in the future be subject to other environmental, health and safety regulations that may affect our research, development and manufacturing programs. We are unable to predict whether any agency will adopt any regulation which could limit or impede on our operations.

Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not we have obtained FDA approval, we must obtain approval of a product by comparable regulatory authorities in foreign countries prior to the commencement of marketing the product in those countries. The time required to obtain this approval may be longer or shorter than that required for FDA approval. The foreign regulatory approval process includes all the risks associated with FDA regulation set forth above, as well as country-specific regulations.

Employees

The Company employs no full-time employees, as of December 31, 2012. However, the Company's principal shareholders, directors and officers devote at least 40 hours per week to the Company. The Company's internal staff is supplemented by external collaborators and consultants on a contract services basis. Each of our employees, collaborators, and/or consultants has signed a confidentiality and invention assignment agreement, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be positive.

Firm Orders

Not applicable

Subsidiaries

The Company has one wholly owned subsidiary, Cortica Neurosciences. Cortica's financials are consolidated into the financial of the parent company, RemeGenix, and presented herein.

Material Events in the Development of the Company to date

- The Company executed a worldwide exclusive license on a patent pending intellectual property portfolio from Albert Einstein College of Medicine for a potential therapy for Alzheimer's disease discovered in the Laboratory of Luciano D'Adamio.
- The Company selected Independent IP counsel Cooley Godward Kronish
- RemeGenix selected Corporate Counsel Arent Fox
- The Company was profiled in Start-Up Magazine and Washington Business Journal
- The Company has continued to pursue prosecution of its core IP portfolio and has had discussions with the university about extending this portfolio to broaden the scope of IP.
- The Company has executed a worldwide exclusive license to RGX-400 from Georgetown University for the treatment of traumatic brain injury, Spinal cord injury and Stroke, which it later abandoned due to lack of interest from the investor community.
    - The Company held a Pre-IND meeting with the FDA (March 2, 2007) with Ref Number 77,413 regarding RGX-400, prior to terminating the license.
- The Company has selected members for its Scientific and Business Advisory Boards
- The Company received $50,000 from the State of Maryland Challenge Grant
- The Company received $50,000 from the Montgomery County Growth Grant
- The Company closed ~ $600,000 in funding prior to September 2012.

- The Company has established its pre-clinical and clinical development plan for MoBA and has held discussions with several CRO's that would be able to validate and implement this plan with the Company.
- The Company was awarded funding from Alzheimer's Drug Discovery Foundation through Elan Pharmaceuticals
- The Company in close collaboration with the scientific founder of the Company has recently completed initial e-ADME and pilot PK studies on MoBA
- The Company's scientific founder, Dr. Luciano D'Adamio has continued to progress the science and development of our lead product, and has published these findings in several peer reviewed journals since 2006.

Our 12-18 month development plan going forward consists of the following plan:

- Become a fully reporting public entity and secure ~$5.5M in funds.
- Use of Proceeds of $5.5M will be used to accomplish the following milestones:
    - R&D Milestones
        - Small Molecule R&D for MoBA & additional in-licensing candidate
        - Explore development of a proof of concept diagnostic for AD
        - Explore routes of administration & drug delivery
        - Expand R&D on mechanisms of action and routes of delivery
        - Expand Animal Model technology for drug screening services
    - Clinical Milestones
        - Full pre-clinical development of MoBA (IND submission)
        - Complete Phase I/II clinical trial
        - Breakdown $1M Pre-IND, $2.5M IND, $5.5M up to Phase I
    - Business Objectives
        - Round out Executive Team, BOD, and Advisors
        - Secure corporate partnership and
        - Out-license animal model portfolio
    - Revenue Generation and Potential Exits
        - Out-License and/or Co-development with NoMAD
        - Partnerships – Co-develop/Co-market for MoBA
        - Merger and/or Acquisition with larger company

Our Milestones and Value Drivers

RemeGenix is currently focused on the development of its lead drug candidate MoBA in order to support an IND submission in order to begin and complete the clinical trials required prior to market authorization. The Company is positioning itself in order to successfully raise additional rounds of investment of up to $5.5M over the next three years in order to complete its first clinical milestone. The company will continue to pursue investments via equity and/or debt that are required in order to enable the Company to achieve the pivotal milestones described herein.

Near term value (through 36 months) will be achieved several ways:

1. Securing significant investments to allow completion of the pre-clinical development work for its AD program;
2. Securing relationship(s) with larger pharmaceutical companies;
3. Expanding the company's intellectual property portfolio;
4. Progressing its core therapeutic technology MoBA into human clinical trials; and
5. Securing early revenues through commercialization of our drug development and discovery pipeline NoMAD.

Determination of Offering Price

The offering price has been arbitrarily determined by the Selling Stockholder and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Selling Stockholder represents that the Common Stock have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

"Dilution" represents the difference between the Offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the Offering. Net Book Value" is the amount that results from subtracting total liabilities from total assets. Following is a table detailing dilution as of December 31, 2012, to shareholders if 100%, 75%, 50%, or 10% of the total shares proposed to be sold under the Investment Agreement are sold.

Percent of Offering sold	**100%**	**75%**	**50%**	**10%**
Net Tangible Book Value Per Share Prior to Sale	$1.03	$1.03	$1.03	$1.03
Pro Forma Net Tangible Book Value Per Share After Sale	$0.82	$0.90	$0.99	$1.17
Increase in net book value per share due to stock sale	$(0.21)	$(0.13)	$(0.04)	$0.14
Net Dilution (Purchase price of $1.03 less Pro Forma Net Tangible Book Value per share)	$0.21	$0.13	$0.04	$(0.14)

Dates on which the company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration.

On September 12 and October 18, 2012, the Company sold convertible debt notes to two unrelated private parties, in the amounts of $10,000 and $66,039 (50,000€), respectively. The notes have a term of 1 year and accrue 10% interest annually, and are convertible at the discretion of the investor at a 25% discount to the current market price, with no warrant coverage. On July 20, 2012, the Company issued 250,000 Shares of Common Stock to Kodiak Capital Partners, LLC as a Commitment fee. On August 1, 2013, the Company issued Kodiak Capital an option to purchase 1,000,000 shares of Common Stock at the exercise price of $1.25 per share.

What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 5.70 %
If the minimum is sold: No minimum.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $26,000,000
If the minimum is sold: No minimum *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

$100,000 of convertible debt plus accrued interest and $20,000 of warrants associated with this $100,000 convertible debt note. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $20,000.

Kodiak Capital Group LLC was issued 250,000 restricted shares of the Company's common stock upon the execution of an Investment Agreement dated July 17, 2012. The Investment Agreement was replaced by an Option Agreement referred to below.

On August 1, 2013, the Company entered into an Option Agreement the Agreement with Kodiak Capital Group LLC in order to provide potential source of future funding. Pursuant to the Agreement, Kodiak has the option to purchase 1,000,000 shares of the Company's common stock at fixed price of $1.27 per share The option can be exercised at any time prior to August 1, 2014, however Kodiak must purchase a minimum of 100,000 shares at each exercise. Upon each exercise the Company will pay Kodiak a commission equal to 25% of the exercise price.

The Company has not agreed to indemnify Kodiak against liabilities under federal or state securities laws

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

If Maximum Sold	Amount	Percentage
Total Proceeds	$ $1,500,000	100%
Less: Offering Expenses		
Commitment Fee	125,000	8.33%
Legal, Accounting and Printing	50,000	3.33%
Net Proceeds from Offering	1,325,000	88.33%
Use of Net Proceeds		
R&D, Product Development	795,000	53.00%
Working Capital	115,000	7.67%
IP, Legal, Operations	275,000	18.33%
Consulting and BOD Fees	95,000	6.33%
Miscellaneous	45,000	3.00%
Total Use of Net Proceeds	$ 1,325,000	88.33%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listed in their order of priority.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company currently has an unconverted Note outstanding with the Alzheimer's Drug Discovery Foundation (ADDF) in the principal amount of $100,000.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company has identified and plans to in-license additional intellectual property (IP). We have not yet begun negotiations on any new IP, so we do not yet know the economics of any such Agreement.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

As of December 31, 2012 the CEO and President J. Kelly Ganjei has prepaid approximately $80,000 in direct expenses, and has incurred personal liability of $14,550 in bank indebtedness and $28,796 in contingent liability on behalf of the Company since the Company's inception. The CEO does not expect to receive repayment of these expenses with the proceeds from the sale of shares of Common Stock.

The Chairman of the Board of Directors, Luciano D'Adamio has provided in-kind contributions of time and effort since the inception of the Company. The board is currently in discussions with Dr. D'Adamio on how to reimburse him for these. The Company does not expect to reimburse Dr. D'Adamio in cash for these services from this sale of shares of Common Stock.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company expects to continue to raise funds in support of the research and development of its lead drug candidate for Alzheimer's disease for the foreseeable future. Drug development is inherently an expensive proposition, and while the Company expects to achieve certain milestones with the proceeds discussed in this Offering Circular, for the various reasons stated herein, and in the risk factors section of this Offering Circular, the Company may not be able to raise enough money to achieve these milestones, or as yet unknown issues may arise that result in an increase in the amount of money needed to achieve such milestones.

The Company currently has an accounts payable balance of $50,000 and long term liabilities of $90,000, due largely to past due license fees payable to the Albert Einstein University College of Medicine (AECOM). The Company expects to pay this amount to the university with some of the proceeds.

The Company has no other judgments, liens or settlement obligations not attributable in the ordinary course of business.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company expects to raise $1,500,000 from this offering. This will support operations for at least the next 12 months. If the Company is unable to raise proceeds in the amount of the Maximum Offering, it will be required to revise its plans to reduce R & D, operations and Business development initiatives. Furthermore, the Company expects it will be required to raise funds over the next 5 or more years in support of the development of its lead therapeutic candidates.

CAPITALIZATION

Amount Outstanding

	As of: 12/31/12	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate 10 %)	$190,098	$190,098	$190,098
Long-term debt (average interest rate 0 %)	$ 248,383	$248,383	$248,383
Total debt	$ 438,481	$438,481	$438,481
Stockholders equity (deficit):			
Common stock — par value $.0005	$ 414	$414	$1,164
Additional paid in capital	$ 786,316	$786,316	$2,285,566
Retained earnings (deficit)	$(574,926)	$(574,926)	$(574,926)
Total stockholders equity (deficit)	$ 211,804	$211,804	$1,711,804
Total Capitalization	$ 650,285	$650,285	$2,150,285

Number of common shares authorized:23,000,000 shares. Par or stated value per share, if any: $ 0.0005

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:4,177,650 shares.

DESCRIPTION OF SECURITIES

This prospectus includes up to 1,000,000 shares of our Common Stock offered by Selling Stockholder. The following description of our Common Stock is only a summary. You should also refer to our Certificate of Incorporation and bylaws, which have been filed as incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Number of Authorized and Outstanding Shares. The Company's Certificate of Incorporation authorizes the issuance of 23,000,000 shares of Common Stock, $0.0005 par value per share, of which 16,544,025 shares were issued and outstanding on September 5, 2013, which are held by 44 shareholders of record.

Voting Rights. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all stockholders.

Other. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of the

Company's common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, the Company's shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future.

Warrants

There are currently issued and outstanding warrants to purchase 52,650 shares of Common Stock at the exercise price of $0.38 per share. The warrants expire on October 1, 2013.

Options

There are currently issued and outstanding options to purchase 3,750,000 shares of Common Stock at the exercise price of $0.08 per share. The options expire on March 15, 2017.

Preferred Stock

The Company's Certificate of Incorporation does not currently authorize the issuance of Preferred Stock. Thus there are no shares of Preferred Stock issued and outstanding. Any such series of Preferred Stock, should it be established, at some point in the future, shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Company's board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Transfer Agent

Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent for its Common Stock is Globex Transfer, LLC 780 Deltona Blvd, #202, Deltona, Florida 32725.

PLAN OF DISTRIBUTION

The Selling Stockholder and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when disposing of shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resales by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;
- broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;
- a combination of any of these methods of sale; and
- any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended ("Securities Act"), if available, rather than under this prospectus. The Selling Stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholder may pledge its shares to their brokers under the margin provisions of customer agreements. If the Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Kodiak may be deemed an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Investment Agreement. Kodiak will pay us $1.27 per share of Common Stock and we will be required to pay Kodiak a commitment fee equal to 25% of each exercise.

Broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

Any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Stockholder and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of and limit the timing of purchases and sales of any of the shares by the Selling Stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether the Selling Stockholder will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, the Selling Stockholder is responsible for paying any discounts, commissions and similar selling expenses they incur.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of brokers, dealers and agents. We estimate that the expenses of the offering to be borne by us will be approximately $50,000. The estimated offering expenses consist of: accounting fees of $5,000, legal fees of $25,000 and printing and miscellaneous expenses of $20,000.

The Selling Stockholder should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of common stock by the Selling Stockholder, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholder or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of common stock of RemeGenix, Inc. while such Selling Stockholder are distributing shares covered by this prospectus. Accordingly, except as noted below, the Selling Stockholder is not permitted to cover short sales by purchasing shares while the offering is taking place. The Selling Stockholder is advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to this Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

Blue Sky Restrictions on Resale

If the Selling Stockholder wants to sell shares of our common stock under this registration statement in the United States, the Selling Stockholder will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for the Selling Stockholder will be able to advise the Selling Stockholder which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our common stock from the Selling Stockholder under this registration statement who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

When the registration statement becomes effective, and the Selling Stockholder indicates in which state(s) it desires to sell its shares, we will be able to identify whether it will need to register or will rely on an exemption there from.

Dividend Policy, Distributions and Redemptions

We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will be determined by our Board.

Securities Authorized for Issuance under Equity Compensation Plan

We have an employee stock option plan ("2007 Stock Option Plan") under which 3,750,000 shares of common stock have been reserved for issuance. The following table shows information with respect this plan as of December 31, 2012.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,750,000	n/a	0
Equity compensation plans not approved by security holders	—	—	—
Total	3,750,000	n/a	0

2007 Stock Option Plan

The 2007 Stock Option Plan became effective in February 2007. In April 2007, the Company increased the number of shares reserved for issuance by 225,000 shares of its common stock, to accommodate the grant of 75,000 stock options to each founder. On November 2007, the 3 original founders of RemeGenix implemented a stock exchange agreement in which LD and JKG received an equal distribution of SO's common stock, and SO forfeited his stock options. In July 2012, the Company implemented a 25:1 forward split, that included shares granted in the 2007 Stock Option Plan, resulting in an aggregate of 5,625,000. shares of its common stock. The plan provides for the grant to employees of the Company, its parents and subsidiaries, including officers and employee directors, of "incentive stock options," as defined, and for the grant of non-statutory stock options to the employees, officers, directors, including non-employee directors, and consultants of the Company, its parents and subsidiaries. As of December 31, 2012, net of forfeitures, a total of 1,875,000 shares remain available for issuance under this plan.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name: J. Kelly Ganjei

Age: 40

Office Street Address: 4800 Montgomery Lane, Suite 800 Bethesda, MD 20184

Telephone No.: (518) 302-1515

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

- RemeGenix, Inc CEO, President 2007-present – responsible for all activities outside of research and development.
- Toucan Capital, Resident Entrepreneur 2008-present – overall strategic responsibility for several of the venture capital firm's investments, serving as virtual senior management and operational support at the fund level. Responsible for several portfolio exits and intellectual property management.

Education (degrees, schools, and dates): BS. University of Maryland, 1995

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: at least 40 hours per week is spent on Company matters of the Company.

30. Chief Operating Officer: Title: Position currently vacant, duties and responsibilities fulfilled by J. Kelly Ganjei, the CEO

Name:
Age:

Office Street Address:

Telephone No.: ( ) ________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Position currently vacant, duties and responsibilities fulfilled by J. Kelly Ganjei, the CEO

Name:

Age:

Office Street Address:

Telephone No.: ( )________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:
(A) Name: Andrew Amiel

Age: 27

Title: Vice President of Business Development

Office Street Address: 278 Fountain Road, Englewood NJ 07631

Telephone No.: (201) 568-5026

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1) Lamiel Partners, Partner, Sept. 2012 – Present. Consulting for healthcare companies (bringing in clients, negotiating transactions, producing marketing materials etc.)
2) Landmark Ventures, Associate, Sept. 2010 – Sept. 2012. Corporate Finance Advisory for Healthcare companies (managing fundraising and BD process, dealing with senior management of clients, producing marketing materials etc.)
3) Go4Venture, Analyst, Sept. 2008 – Sept. 2009. Corporate Finance Advisory for Medical Device and TMT (managing fundraising and BD process, dealing with senior management of clients, producing marketing materials etc.)

Education (degrees, schools, and dates):

Bachelor Degree in Finance and International Business from NYU Stern School of Business, Graduated Dec. 2007

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Approximately 8-10 hours per week are spent on Company matters.

(B) Name: ________________________________
Age: ______________
Title: ____
Office Street Address: Telephone No.: ( ) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Luciano D'Adamio M.D., Ph.D.
Age: 53
Title: Board Member, Chairman
Office Street Address: Telephone No.: (718) 430-3244

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

- 2002-2008 Dipartimento di Biochimica, Facolta' di Medicina, Universita' Federico II, Napoli, Professore Ordinario di chiara fama
- 2006 Scientific co-founder of Remegenix, Kappa Life Sciences and SienaGen, s.r.l.
- January 1st 2011-present National Research Council of Italy - Institute of Cellular Biology and Neurobiology, Via del Fosso del Fiorano 64, 00143 Roma.
- July 2004-present Department of Microbiology and Immunology, Albert Einstein College of Medicine, Professor

Education (degrees, schools, and dates):

M.D. – University of Perugia, Perugia Italy, 1985
Ph.D. – University "La Sapienza", Rome, Italy 1992

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No
Explain:

The CEO has worked for other companies in the biotechnology space, with products aimed at treating diseases that are not within the scope of development activities currently being pursued by RemeGenix.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

No releases are necessary, given the difference in focus of any company's that the principals have worked with in the last few years.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Ganjei's primary experience since 1999 within this industry is development stage companies, and venture capital. His experience ranges from drug development, discovery and commercialization. He has lead companies from research and development and into clinical development. His experience in sales and marketing is within the IT software and services sectors, but has spent years in the field actively participating in advisory boards and networking with other companies that have gone through various commercial stages.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

There is currently no wriiten employment or consulting agreement between the Company and Messrs. Ganjei or Dr.Adamio, but both parties have an verbal understanding as to their roles and responsibilities in making this Company a success.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not currently have key man insurance but it expects to secure insurance, provided sufficient resources are available.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	**Average Price Per Share**	**No of Shares Now Held**	**% of Total**	**No. of Shares After Offering if All Securities Sold**	**% of Total**
Name:					
J. Kelly Ganjei	$15.00	7,310,000	44.19%	7,310,000	33.93%
Luciano D'Adamio	$15.00	7,310,000	44.19%	7,310,000	33.93%

Office Street Address:
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

Telephone No. (518) 302-1515

Principal occupation: Mr. Ganjei's principal occupation is CEO and President of RemeGenix and principal and resident entrepreneur at Toucan Capital.
Dr. D'Adamio's principal occupation is professor at the Department of Microbiology and Immunology, Albert Einstein College of Medicine, and Chairman of the board of directors at RemeGenix.

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering: 14,620,000 shares (88.37 % of total outstanding), if counting exercised options, 18,370,000 shares (90.52% of total outstanding) After offering:
a) Assuming minimum securities sold: 14,620,000 shares, plus 3,750,000 options (88.37% of total outstanding, and and 90.52% of total outstanding with conversion of options)

b) Assuming maximum securities sold: 14,620,000 shares plus 3,750,000 options (for 66.46 % of total outstanding, and 83.51% of total outstanding with conversion of options) (Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

The CEO, President has guaranteed the Company's two credit cards (which are no longer active). The balance, which is being paid down is $14,550.24 as of December 31, 2012. The CEO is personally liable for a contingent liability of the Company in the amount of $28,795.82.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0.00	$ 0.00
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:	0.00	0.00
Total:	$ 0.00	$ 0.00
Directors as group (number of persons 2)	$ 0.00	$ 0.00

372358

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The President and Chief Executive Officer did not receive any salary or bonus from 2008-2012 and only received a partial salary in 2007, and Chairman and Chief Scientific Officer has never received any salary or bonus from the Company.

(c) If any employment agreements exist or are contemplated, describe:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 3,750,000 shares (17.2 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 1,875,000 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Company's principal officers approved the 2007 stock option plan. Pursuant to the provisions of the plan, shares may be issued upon resolution of the Company's Board of Directors....

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

See "Risk Factors" above.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The issuer is not currently involved in any legal proceedings and to the issuer's knowledge, no action, suit or proceeding has been threatened against the issuer.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: ____

Address: ____

Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business", included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity." The Company is devoting substantially all of its efforts on the development of its lead compound for clinical trials and eventual product approval. All losses accumulated since inception have been considered as part of the Company's development stage activities.

We have incurred net losses every year since our formation in April of 2006, and had a deficit accumulated during the development stage of approximately $974K as of December 31, 2012. We expect that these losses will continue, and we anticipate negative cash flows from operations for the foreseeable future. We may never achieve or sustain profitability.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a

significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable; the Company has no operation history.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

We are a development pharmaceutical stage company and as such have yet to sell any products.

50. Foreign sales as a percent of total sales for last fiscal year: N/A. Domestic government sales as a percent of total domestic sales for last fiscal year: N/A. Explain the nature of these sales, including any anticipated changes:

PART III - EXHIBITS

Exhibit No.		Description
3.1		Articles of Incorporation, as amended, of the Issuer
3.2		By-laws of the Issuer
4.1		2007 Stock Option Plan
4.2		Form of 2007 Stock Option Award
4.3		Form of Convertible Debt Agreement
10.1		Exclusive License Agreement with Albert Einstein University
10.2		Current Patent Portfolio Listing
10.3		Investment Agreement with Kodiak Capital, LLC
10.4		Option Agreement with Kodiak Capital, LLC
99.1		2012 Annual Report and Notes to the Financial Statements
99.2		Quarterly Report for the Period Ending June 30, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on September 4, 2013.

(Issuer) RemeGenix, Inc.



By (Signature and Title) ______________________ Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________
(Title) ______________________
(Selling security holder) ______________________
(Date) ______________________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

EXHIBIT 3.1

ARTICLES OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 07/20/2012
FILED 03:49 PM 07/20/2012
SRV 120858004 - 4150265 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

RemeGenix, Inc

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

The total number of shares of stock, which this corporation is authorized to issue, is twenty three million (23,000,000) shares of designated common stock with $.0005 par value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of July, 2012.



By: ______________________
Authorized Officer

Title: CEO, President

Name: J. Kelly Ganjei
Print or Type

EXHIBIT 3.2

BY-LAWS OF THE ISSUER

BYLAWS

OF

REME GENIX

(a Delaware corporation)

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the General Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the

corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

4. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no

record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

7. STOCKHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE. Annual meetings and special meetings may be held at such place, either within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware. The board of directors may also, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If a meeting by remote communication is authorized by the board of directors in its sole discretion, and subject to guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given, which shall state the place, if any, date, and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, the written notice of any meeting shall be given not less than ten days nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

- STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period. A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. A stockholder may also authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making the determination shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to Section 212(c) of the Delaware General Corporation Law may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

- QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

8. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of the General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper shall be delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which the proceedings of meetings of stockholders are

recorded, to the extent and in the manner provided by resolution of the board of directors of the corporation.. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

- QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

- CHAIRPERSON OF THE MEETING. The Chairperson of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

6. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

7. WRITTEN ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV

CORPORATE SEAL

The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VI

CONTROL OVER BYLAWS

Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of REMEGENIX, a Delaware corporation, as in effect on the date hereof.

Dated: August 6th, 2006



Secretary of

(SEAL)

DE BC D-:BYLAWS-MASTER 01/01-12 (#1423)

EXHIBIT 4.1

2007 STOCK OPTION PLAN

THE OPTION GRANTED PURSUANT TO THIS AGREEMENT AND THE SHARES ISSUABLE UPON THE EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

REMEGENIX, INC. 2007 STOCK PLAN: STOCK OPTION AGREEMENT

(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice ("***Grant Notice***") and this Stock Option Agreement, RemeGenix, Inc. (the "***Company***") has granted you an option under its 2007 Stock Option Plan (the "***Plan***") to purchase the number of shares of the Company's Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your option are as follows:

1. **VESTING.** Subject to the limitations contained herein, your option will vest as provided in your Grant Notice, provided that vesting will cease upon the termination of your Continuous Service for Cause as per your Stock Option Grant Notice.

2. **NUMBER OF SHARES AND EXERCISE PRICE.** The number of shares of Common Stock subject to your option and your exercise price per share referenced in your Grant Notice may be adjusted from time to time for Capitalization Adjustments.

3. **EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES.** If you are an Employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (*i.e.*, a "***Non-Exempt Employee***"), you may not exercise your option until you have completed at least six (6) months of Continuous Service measured from the Date of Grant specified in your Grant Notice, notwithstanding any other provision of your option.

4. **METHOD OF PAYMENT.** Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in cash or by check or in any other manner ***permitted by your Grant Notice,*** which may include one or more of the following:

    (a) Bank draft or money order payable to the Company.

(b) In the Company's sole discretion at the time your option is exercised and provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in *The Wall Street Journal*, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.

5. **WHOLE SHARES.** You may exercise your option only for whole shares of Common Stock.

6. **SECURITIES LAW COMPLIANCE.** Notwithstanding anything to the contrary contained herein, you may not exercise your option unless the shares of Common Stock issuable upon such exercise are then registered under the Securities Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

7. **TERM.** You may not exercise your option before the commencement or after the expiration of its term. The term of your option commences on the Date of Grant and expires upon the earliest of the following:

(a) immediately upon the termination of your Continuous Service for Cause;

(b) thirty (30) days after the termination of your Continuous Service for any reason other than your Disability or death, *provided, however,* that (i) if during any part of such thirty (30) day period your option is not exercisable solely because of the condition set forth in Section 6, your option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of thirty (30) days after the termination of your Continuous Service and (ii) if (x) you are a Non-Exempt Employee, (y) you terminate your Continuous Service within six (6) months after the Date of Grant specified in your Grant Notice, and (z) you have vested in a portion of your option at the time of your termination of Continuous Service, your option shall not expire until the earlier of (A) the later of the date that is seven (7) months after the Date of Grant specified in your Grant Notice or the date that is thirty (30) days after the termination of your Continuous Service or (B) the Expiration Date;

(c) six (6) months after the termination of your Continuous Service due to your Disability;

(d) twelve (12) months after your death if you die either during your Continuous Service or within thirty (30) days after your Continuous Service terminates;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (10th) anniversary of the Date of Grant.

If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the date of grant of your option and ending on the day three (3) months before the date of your option's exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or your permanent and total disability, as defined in Section 22(e) of the Code. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than thirty (30) days after the date your employment with the Company or an Affiliate terminates.

8. EXERCISE.

(a) You may exercise the vested portion of your option during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your option, (2) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (3) the disposition of shares of Common Stock acquired upon such exercise.

(c) If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the date of your option grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.

9. TRANSFERABILITY.

(a) **Restrictions on Transfer.** Your option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during your lifetime only by you; *provided, however,* that the Board may, in its sole discretion, permit you to transfer your option in a manner that is not prohibited by applicable tax and/or securities laws upon your request.

(b) **Domestic Relations Orders.** Notwithstanding the foregoing, your option may be transferred pursuant to a domestic relations order; *provided, however*, that if your option is an Incentive Stock Option, your option shall be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(c) **Beneficiary Designation.** Notwithstanding the foregoing, you may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option.

10. **OPTION NOT A SERVICE CONTRACT.** Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective stockholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

11. **WITHHOLDING OBLIGATIONS.**

(a) At the time you exercise your option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a "cashless exercise" pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b) Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of the option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein unless such obligations are satisfied.

12. **NOTICES.** Any notices provided for in your option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

13. **HEADINGS.** The headings of the Sections in this Stock Option Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Stock Option Agreement or to affect the meaning of this Stock Option Agreement.

14. **AMENDMENT.** Nothing in this Stock Option Agreement shall restrict the Company's ability to exercise its discretionary authority pursuant to Section 2 of the Plan; *provided, however*, that no such action may, without your consent, adversely affect your rights under your option.

15. **MISCELLANEOUS.**

(a) The rights and obligations of the Company under your option shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns.

(b) You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your option.

(c) You acknowledge and agree that you have reviewed your option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your option and fully understand all provisions of your option.

16. **GOVERNING PLAN DOCUMENT.** Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your option and those of the Plan, the provisions of the Plan shall control.

17. **CHOICE OF LAW.** The interpretation, performance and enforcement of this Stock Option Agreement shall be governed by the law of the state of Delaware without regard to such state's conflicts of laws rules.

RemeGenix, Inc.

2007 Stock Option Plan

Approved By Board: February 23, 2007

Effective Date: February 23, 2007

Approved By Stockholders: February 23, 2007

Termination Date: February 23, 2017

1. General

a. **Eligible Option Recipients.** The persons eligible to receive Options are Employees, Directors , Advisors and Consultants.

b. **Available Options.** The Plan provides for the grant of the following: (i) Incentive Stock Options and (ii) Nonstatutory Stock Options.

c. **General Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Options as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Options.

2. Administration.

a. **Administration by Board.** The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

b. **Powers of Board.** The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

i. To determine from time to time (A) which of the persons eligible under the Plan shall be granted Options; (B) when and how each Option shall be granted; (C) what type or combination of types of Option shall be granted; (D) the provisions of each Option granted (which need not be identical), including, without limitation, the vesting schedule and terms, and the time or times when a person shall be permitted to receive cash or Common Stock pursuant to an Option; and (E) the number of shares of Common Stock with respect to which an Option shall be granted to each such person.

ii. To construe and interpret the Plan and Options, and to establish, amend and revoke rules and regulations for the Plan's administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option Agreement in a manner and to the extent it shall deem necessary or expedient to make the Plan or Option fully effective.

iii. To settle all controversies regarding the Plan and Options.

iv. On an extraordinary basis, to determine case by case whether to accelerate the time at which an Option may first be exercised or the time during which an Option or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Option stating the time at which it may first be exercised or the time during which it will vest. In the event the Company is a publicly held corporation, the Board will consider an accelerated vesting schedule in the manner described above, to the extent that such acceleration will not trigger taxation under Section 409A of the Code.

v. To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Option granted while the Plan is in effect except with the written consent of the affected Participant.

vi. To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and to bring the Plan and/or Options into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, stockholder approval shall be required, but only to the extent required by applicable law or listing requirements, for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Options under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of stock awards available for issuance under the Plan, except as provided above, rights under any Option granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing. In the event the Company is a publicly held corporation, amendments related to nonqualified deferred compensation, shall be made in compliance with Section 409A of the Code

vii. To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of being a publicly traded company, such as:

(ASection 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees,
(BSection 422 of the Code regarding "incentive stock options" or (C) Rule 16b-3.

viii. To approve forms of Option Agreements for use under the Plan and to amend the terms of any one or more Options, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Option Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that the Participant's rights under any Option shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant's consent, the Board may amend the terms of any one or more Options if necessary to maintain the qualified status of the Option as an Incentive Stock Option or to bring the Option into compliance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

ix. Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Options.

x. To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

xi.Generally, to adopt such procedures and sub-plans as are necessary or appropriate to enable the Company to maintain compliance, or become compliant with the rules and regulations set forth by the SEC for publicly traded companies, whether the Company's stock is currently publically traded, or is planning on becoming publicly traded.

c. **Delegation to Committee.**

i. **General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated to the Committee, Committees, subcommittee or subcommittees.

ii. **Section 162(m) and Rule 16b-3 Compliance.** In the event the Company is a publicly held corporation, at the sole discretion of the Board, the Committee may consist solely of two (2) or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two (2) or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee which need not consist of Outside Directors the authority to grant Options to eligible persons who are either (1) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Option, or (2) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a Committee which need not consist of Non-Employee Directors the authority to grant Options to eligible persons who are not then subject to Section 16 of the Exchange Act.

d. **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

3. Shares Subject to the Plan.

a. Subject to the provisions of Section 9 relating to adjustments upon changes in stock, the aggregate number of shares of Common Stock of the Company that may be issued pursuant to Options after the Effective Date shall not exceed <<INSERT NUMBER OF SHARES OUTSTANDING (x,xxx,xxx) shares. For clarity, the limitation in this subsection 3(a) is a limitation in the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this subsection 3(a) does not limit the granting of Options except as provided in subsection 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASD Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if an Option (i) expires or otherwise terminates without having been exercised in full or (ii) is settled in cash (i.e., the holder of the Option receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares Common Stock that may be issued pursuant to the Plan. Subject to the provisions of Section 7a, the Company, during the term of the Plan, shall at all times reserve and keep available sufficient shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued shares or treasury shares.

b. If any shares of common stock issued pursuant to an Option are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares which are forfeited shall revert to and again become available for issuance under the Plan. Also, any shares reacquired by the Company pursuant to subsection 8(g) or as consideration for the exercise of an Option shall again become available for issuance under the Plan. Notwithstanding the provisions of this subsection 3(b), any such shares shall not be subsequently issued pursuant to the exercise of Incentive Stock Options.

c. **Incentive Stock Option Limit.** Notwithstanding anything to the contrary in this Section 3(c), subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be <<INSERT NUMBER OF SHARES OUTSTANDING (X,XXX,XXX) shares of Common Stock.

d. **Section 162(m) Limitation on Annual Grants.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, provided that the Company is a publicly held corporation, and at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted during any calendar year Options whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Option is granted covering more than Five Million (5,000,000) shares of Common Stock.

e. **Source of Shares.** The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the market or otherwise.

4. Eligibility.

a. **Eligibility for Specific Options.** Incentive Stock Options may be granted only to employees of the Company or a parent corporation or subsidiary corporation (as such terms are defined in Sections 424(e) and (f) of the Code). Options other than Incentive Stock Options may be granted to Employees, Advisors, Directors and Consultants.

b. **Ten Percent Stockholders.** A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant, and the Option is not exercisable after the expiration of five (5) years from the date of grant, provided however, that Ten Percent Stockholders may be granted Non-qualified Stock Options at any exercise price and exercise terms agreed by the parties (subject to Section 5 hereof).

c. **Consultants.** In the event the Company is a publicly held corporation, a Consultant shall be eligible for the grant of an Option only if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is a natural person, or because of any other rule governing the use of Form S-8.

5. Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; provided, however, that each Option

Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

a. **Term.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the term (which need not be the same for different option grants) shall be determined by the Board and set forth in the Option Grant Agreement. No Option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Option Agreement.

b. **Exercise Price.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price at any level below one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption of or substitution for another option (whether or not such options are Incentive Stock Options), or in the event the Board determines such grant to be in the best interests of the Company to attract or retain a specific Employee, Advisor, Director or Consultant. If the Company is a publicly held corporation, the exercise price will be determined and established in a manner consistent with the provisions of Section 424(a) of the Code.

c. **Consideration.** The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 5(c) are:

i. by cash, check, bank draft or money order payable to the Company;

ii. pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds; or

iii. in any other form of legal consideration that may be acceptable to the Board.

d. **Transferability of Options.** The Board may, in its sole discretion, impose such limitations on the transferability of Options (or Shares issued pursuant to an exercise of an Option) as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

i. **Restrictions on Transfer.** An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder; provided, however, that the Board may, in its sole discretion, permit transfer of the Option in a manner consistent with applicable tax and securities laws upon the Optionholder's request.

ii. **Domestic Relations Orders.** Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order, provided, however, that an Incentive Stock Option may be deemed to be a Nonqualified Stock Option as a result of such transfer.

iii. **Beneficiary Designation.** Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be the beneficiary of an Option with the right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

e. **Vesting Generally.** The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

f. **Termination of Continuous Service.** Except as otherwise provided in the applicable Option Agreement or other agreement between the Optionholder and the Company, or as otherwise required to comply with Section 409A of the Code, in the event that an Optionholder's Continuous Service terminates (other than for Cause or upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time as the Board may specify or, in the absence of specification by the Board, ending on the earlier of (i) the date thirty (30) days following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

g. **Extension of Termination Date.** An Optionholder's Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than for Cause or upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of thirty (30) days after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement; provided, however, in the event the Company is a publicly held corporation, that such thirty (30) day period described in (i) may be modified to the extent required to comply with Section 409A of the Code.

h. **Disability of Optionholder.** In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date six (6) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

i. **Death of Optionholder.** In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated as the beneficiary of the Option upon the Optionholder's death, but only within the period ending on the earlier of (A) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (B) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate. If the Optionholder designates a third party beneficiary of the Option in accordance with Section 5(d)(iii), then upon the death of the Optionholder such designated beneficiary shall have the sole right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

j. **Termination for Cause.** Except as explicitly provided otherwise in an Optionholder's Option Agreement, in the event that an Optionholder's Continuous Service is terminated for Cause, the Option shall terminate upon the termination date of such Optionholder's Continuous Service, and the Optionholder shall be prohibited from exercising his or her Option from and after the time of such termination of Continuous Service.

k. **Non-Exempt Employees.** No Option granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

6. Reserved.

7. Covenants of the Company.

a. **Availability of Shares.** During the terms of the Options, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Options.

b. **Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Options and to issue and sell shares of Common Stock upon exercise of the Options; provided, however, that: (i) this undertaking shall not require the Company to register under the Securities Act the Plan, any Option or any Common Stock issued or issuable pursuant to any such Option; or (ii) the Company is not exempt from such requirements. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Options unless and until such authority is obtained.

c. **No Obligation to Notify.** The Company shall have no duty or obligation to any holder of an Option to advise such holder as to the time or manner of exercising such Option. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Option to the holder of such Option.

8. Miscellaneous.

a. **Use of Proceeds from Sales of Common Stock.** Proceeds from the sale of shares of Common Stock pursuant to Options shall constitute general funds of the Company.

b. **Corporate Action Constituting Grant of Options.** Corporate action constituting a grant by the Company of an Option to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Option is communicated to, or actually received or accepted by, the Participant.

c. **Stockholder Rights.** No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Option unless and until such Participant has exercised the Option pursuant to its terms and the Participant shall not be deemed to be a stockholder of record until the issuance of the Common Stock pursuant to such exercise has been entered into the books and records of the Company.

d. **No Employment or Other Service Rights.** Nothing in the Plan, any Option Agreement or other instrument executed thereunder or in connection with any Option granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Option was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

e. **Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s). <<We need some language in here about the vesting period. Since one can effectively 400K worth of options to a person which VESTS over 4 years and meet this requirement. I don't think this clearly states that. I'll continue to work on this.

f. **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Option, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Option for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Option has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

g. **Withholding Obligations.** Unless prohibited by the terms of an Option Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Option by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Option; (iii) withholding cash from an Option settled in cash; or (iv) by such other method as may be set forth in the Option Agreement.

h. **Electronic Delivery.** Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

i. **Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Option may be deferred and may establish programs and procedures for deferral elections to be made by Participants. In the event the Company is a publicly held corporation, deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The Board is authorized to make deferrals of Options and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

j. **Compliance with Section 409A of the Code.** To the extent that the Board determines that any Option granted under the Plan is subject to Section 409A of the Code, the Option Agreement evidencing such Option shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent practicable and without adverse effects on the Plan or on Optionholders, the Plan and Option Agreements shall be interpreted in a manner that avoids taxation under Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Option may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Option Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Option from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (ii) comply with the requirements of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

9. Adjustments upon Changes in Common Stock; Other Corporate Events.

a. **Capitalization Adjustments.** In the event of a Capitalization Adjustment, the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d) and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Options. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

b. **Dissolution or Liquidation.** Except as otherwise provided in the Option Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Options shall terminate immediately prior to the completion of such dissolution or liquidation, provided, however, that the Board may, on an extraordinary basis, in its sole discretion, determine on a case by case basis whether to cause some or all Options to become fully vested, and/or exercisable (to the extent such Options have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

c. **Corporate Transaction.** The following provisions may apply to Options in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Option or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Option. If there is a Corporate Transaction, then the Board, or the board of directors of any corporation or entity assuming the obligations of the Company, may take any one or more of the following actions as to outstanding Options in its sole and absolute discretion:

i. **Options May Be Continued, Assumed or Substituted.** Any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Options outstanding under the Plan or may substitute similar stock awards for Options outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction) in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Option or substitute a similar stock award for only a portion of an Option, or may assume, continue or substitute some Options and not others. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 2.

ii. **Accelerated Vesting of Options.** On an extraordinary basis, the Board may, in its sole discretion, determine case by case whether the vesting of any or all Options, and the time at which such Options may be exercised, may be accelerated in full or in part to a date on or prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board shall determine; provided, however, that for purposes of this Section, the Agreement evidencing such option may provide for acceleration of vesting without acceleration of exercisability or may contain additional restrictions on the holding period for such Shares as may be deemed advisable by the Board and as may be necessary to comply with Section 409A of the Code.

iii. **Termination of Options.** The Board may provide that all Options (including vested Options that are not exercised) shall immediately terminate and be of no further force or effect as of the effective time of the Corporate Transaction.

iv. **Payment for Options in Lieu of Exercise.** The Board may provide that the holder of an Option may not exercise such Option but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the value of the property the holder of the Option would have received upon the exercise of the Option (including, at the discretion of the Board, any unvested portion of such Option), over (B) any exercise price payable by such holder in connection with such exercise. In the event the Company is a publicly held corporation, and to the extent permitted by Section 409A of the Code, the Board may delay the payment under this provision to take into account escrows, earn-outs or other holdbacks or contingencies applicable to the Corporate Transaction.

d. **Change in Control.** On an extraordinary basis, the Board may, in its sole discretion, determine case by case whether an Option may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Option Agreement for such Option or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such an express provision, no such acceleration shall occur.

10. Termination or Suspension of the Plan.

a. **Plan Term**. Unless sooner terminated by the Board pursuant to Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Options may be granted under the Plan while the Plan is suspended or after it is terminated.

b. **No Impairment of Rights.** Termination of the Plan shall not impair rights and obligations under any Option granted while the Plan is in effect except with the written consent of the affected Participant.

11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

12. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

13. **Definitions.** As used in the Plan, the definitions contained in this Section 13 shall apply to the capitalized terms indicated below:

a. **"Affiliate"** means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

b. **"Board"** means the Board of Directors of the Company.

c. **"Capitalization Adjustment"** means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Option after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company. For the avoidance of doubt, the 1-for-15 reverse stock split of the Common Stock effected on June 19, 2007 shall not be considered to have occurred after the Effective Date and therefore shall not be considered a Capital Adjustment.

d. **"Cause"** shall have the meaning set forth in any employment agreement or offer letter between a Participant and the Company or an Affiliate to the extent then effective; provided, however, that if any such employment agreement or offer letter does not contain a definition of "Cause," then the term shall mean with respect to a Participant, the occurrence of any of the following events: (i) such

Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated by reason of dismissal without Cause for the purposes of outstanding Options held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

e. **"Change in Control"** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

i. any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (B) solely because the level of Ownership held by any Exchange Act Person (the "Subject Person") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

ii. there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

iii. the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation; or

iv. there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

For the avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Options subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

f. **"Code"** means the Internal Revenue Code of 1986, as amended.

g. **"Committee"** means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

h. **"Common Stock"** means the common stock of the Company.

i. **"Company"** means RemeGenix, Inc., a Delaware corporation.

j. **"Consultant"** means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

k. **"Continuous Service"** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an employee of the Company to a consultant to an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in an Option only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

l. **"Corporate Transaction"** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

i. a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

ii. a sale or other disposition of at least fifty percent (50%) of the outstanding securities of the Company;

iiithe consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

ivthe consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

m. "Covered Employee" shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

n. **"Director"** means a member of the Board.

o. **"Disability"** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

p. **"Effective Date"** means the later of (i) the date of approval of this Plan by the Board, and (ii) the date the Common Stock is admitted to the Alternative Investments Market of the London Stock Exchange. Notwithstanding the foregoing, no Common Stock shall be issued pursuant to an Option unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

q. **"Employee"** means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

r. **"Entity"** means a corporation, partnership, limited liability company or other entity.

s. **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

t. **"Exchange Act Person"** means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date of the Plan as set forth in Section 11, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

u. **"Fair Market Value"** means, as of any date, the value of the Common Stock determined as follows:

i. If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) for the last market trading day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

ii. In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

v. **"Incentive Stock Option"** means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

w. **"Non-Employee Director"** means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

x. **"Nonstatutory Stock Option"** means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

y. **"Officer"** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

z. **"Option"** means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

aa. **"Option Agreement"** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

bb. **"Optionholder"** means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

cc. **"Outside Director"** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

dd. **"Own," "Owned," "Owner," "Ownership"** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired

"Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

ee. **"Participant"** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

ff. **"Plan"** means this RemeGenix, Inc. 2007 Stock Option Plan.

gg. **"Rule 16b-3"** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

hh. **"Securities Act"** means the Securities Act of 1933, as amended.

ii. **"Subsidiary"** means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital) of more than fifty percent (50%).

jj. **"Ten Percent Stockholder"** means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

EXHIBIT 4.2

FORM OF STOCK OPTION AWARD

REMEGENIX, INC. 2007 STOCK PLAN

NOTICE OF STOCK OPTION GRANT

REMEGENIX, INC. (the "***Company***"), pursuant to its **2007 STOCK OPTION PLAN** (the "***Plan***"), hereby grants to Optionholder an option to purchase the number of shares of the Company's Common Stock set forth below. This option is subject to all of the terms and conditions as set forth herein and in the Option Agreement, the Plan, and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. You have been granted the following option to purchase shares of the Common Stock of RemeGenix, Inc. (the "Company"):

Name of Optionee:	J. Kelly Ganjei
Total Number of Shares:	75,000
Type of Option:	«NSO» Nonstatutory Stock Option (NSO)
Exercise Price Per Share:	$0.08
Date of Grant:	March 15, 2007
Exercise and Vesting Schedule:	This option may be exercised at any time from the Date of Grant to the Expiration Date, and is considered for all intents and purposes fully vested upon the Date of Grant.
Vesting Commencement Date:	Not Applicable
Expiration Date:	March 15, 2017, provided however that this option expires earlier if the Optionee's Service terminates earlier, for any reason, as provided in Section 7 of the Stock Option Agreement.
Payment:	By Cash, Check, wire or Pursuant to a Regulation T Program, provided however that the Optionholder has approval by the Board for such method of Payment.

The undersigned Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject with the exception of (i) options previously granted and delivered to Optionholder under the Plan, and (ii) the following agreements only:

Other Agreements: ______________________________

OPTIONEE:



Date: 03/15/2007

REMEGENIX, INC.

By: 

Title: TREASURER

Date: 03/15/2007

ATTACHMENTS: Option Agreement, 2007 Stock Option Plan and Notice of Exercise

EXHIBIT 4.3

FORM OF CONVERIBLE DEBT AGREEMENT

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

CONVERTIBLE DEBENTURE

No. 12-09-004

US$ __________

REMEGENIX, INC.

UNSECURED CONVERTIBLE DEBENTURE

DUE September __, 2013

FOR VALUE RECEIVED, **RemeGenix, Inc.** (the "Company") promises to pay to ______________________, or any other registered holder(s) hereof and his or their authorized successors and permitted assigns ("Holder"), the aggregate principal face amount of US$______________________ on or before September ___, 2013 ("Maturity Date"), together with interest thereon at ten percent (10%) per annum. Interest shall be paid at the Maturity Date. At the sole option of the Company, interest payments may be made in Company Common Stock valued at a twenty five percent (25%) discount to the average closing bid price of the Company Common Stock for the five (5) business days prior to the date of the interest payment, provided however, that if the Company is not publicly traded, the payments may be made based on a twenty five percent (25%) discount to the valuation of the Company as of the Effective Date of this Agreement. All interest payments shall be paid to the person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of the Debenture ("Debenture Register"); provided, however, that the Company's obligation to a transferee of this Debenture arises only if such transfer, sale or other disposition is made in accordance with the terms hereof and duly entered in the Debenture Register. The principal amount of this Debenture is payable at the address last appearing on the Debenture Register of the Company as designated in writing by the Holder hereof from time to time. The Holder's address initially provided to the Company is as set forth in Section 16(b) below. The Company will pay the outstanding principal due upon this Debenture before or on the Maturity Date, less any amounts required by law to be deducted or withheld, to the Holder of this Debenture by check if paid more than 10 days prior to the Maturity Date or by wire transfer and addressed to such Holder at the last address appearing on the Debenture Register. The forwarding of such check or wire transfer shall constitute a payment of outstanding principal hereunder and shall satisfy and discharge the liability for principal on this Debenture to the extent of the sum represented by such check or wire transfer.

This Debenture is subject to the following additional provisions:

1. **Issuance.** The Debenture may be exchanged for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holders surrendering the same. No service charge will be made for such registration or transfer or exchange, except that Holder shall pay any tax or other governmental charges payable in connection therewith. The Company shall be entitled to withhold from all payments any amounts required to be withheld under the applicable laws.

2. **Loss, Theft, Destruction of Debenture**. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Debenture, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Debenture, a new Debenture of like tenor and unpaid principal amount dated as of the date hereof (which shall accrue interest from the most recent interest payment date on which an interest payment was made in full).

3. **Transfer.** This Debenture may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act") and applicable state securities laws. Prior to due presentment for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the Holder hereof for all other purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected or bound by notice to the contrary. Any Holder of this Debenture, electing to exercise the right of conversion set forth in Section 4(a) hereof, in addition to the requirements set forth in Section 4(a), and any prospective transferee of this Debenture, are also required to give the Company written confirmation that the Debenture is being converted ("Notice of Conversion") in the form annexed hereto as Exhibit I. The date of receipt (including receipt by telecopy) of such Notice of Conversion shall be the Conversion Date.

4. **Conversion**

(a) Optional Conversion. The Holder is entitled, at its option, to convert all or any amount of the principal face amount of this Debenture then outstanding into shares of common stock of the Company at a Conversion Price based on a twenty five percent (25%) discount to the average closing bid price of the Company Common Stock for the five (5) business days prior to the date of the conversion, provided however, that if the Company is not publicly traded, the conversion shall be made based on a twenty five percent (25%) discount to the valuation of the Company as of the Effective Date of this Agreement ("Conversion Rate"), subject to any adjustment and limitations as provided herein. If the number of resultant Conversion Shares would as a matter of law or pursuant to regulatory authority require the Company to seek shareholder approval of such issuance, the Company has, prior to the issuance hereof, taken the necessary steps to obtain such approval. Such conversion shall be effectuated, by the Company delivering the Conversion Shares to the Holder within 10 days of receipt by the Company of the Notice of Conversion. Once the Holder has received such Conversion Shares, the Holder shall surrender the Debenture (or portion thereof) to be converted to the Company, executed by the Holder of this Debenture evidencing such Holder's intention to convert this Debenture or a specified portion hereof, and accompanied by proper assignment hereof in blank. If the Company shall fail to deliver the Conversion Shares to the Holder within such 10 day period, the Conversion Price shall be automatically reduced by ten percent (10%), and shall be reduced an additional five percent (5%) for each additional 10 day period (or portion thereof) thereafter to a maximum discount of twenty-five (25%). In the event of a partial conversion of the Debenture, the Company will immediately issue a replacement Debenture covering the unconverted portion.

(b) Automatic Conversion. The outstanding face amount and accrued interest on this Debenture shall be automatically converted into shares of the Company's Common Stock at the Conversion Rate upon the occurrence of any of the following events:

(i) The shares of the Corporation's Common Stock shall trade at a price of over $1.55 per share (as adjusted for stock splits or other events which would result in an adjustment of the Conversion rate pursuant to subparagraph 4(E), below) for a period in excess of thirty (30) consecutive trading days and the shares of the Company's Common Stock underlying the Debenture are either (i) included in an effective registration statement or (ii) eligible to be traded pursuant to an applicable exemption from registration.

(ii) The closing of a Qualified Sale in accordance with the terms of this section. For these purposes, "Qualified Sale" means (1) the sale of all or substantially all of the assets of the Company or the outstanding shares of capital stock of the Company entitled to vote generally for the election of directors, in any such case for cash or securities having a value of at least $1.55 per share of Common Stock (as adjusted for any stock dividend, split, combination, recapitalization or similar transaction with respect to the capital stock of the Company), but excluding any such transaction in which the consideration received by the Company or its Shareholders includes securities of the purchaser and such purchaser is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

(iii) The merger of the Company which results in the shareholders of the Company prior to the merger owning less than fifty percent (50%) of the voting power of the Company following the merger.

(iv) An underwritten public offering of the Company's shares with gross proceeds of at least $5,000,000.

Notwithstanding any other provision of this Debenture, no conversion shall be permitted if either (i) the net result of such conversion would that the Holder became a record holder of a number of the Company's Common Shares exceeding 4.9% of the then total issued and outstanding Company Common Shares or (ii) the average closing bid price of the Company Common Stock for the five (5) business days prior to the notice of the conversion is less than or equal to 50% of the Company's initial offering price.

To the fullest extent permitted by law, the Holder shall be entitled to exercise its conversion privilege notwithstanding the commencement of any case under the Bankruptcy Code. In the event the Company is a debtor under the Bankruptcy Code, the Company hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. § 362 in respect of the Holder's conversion privilege. The Company hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. § 362 in respect of the conversion of this Debenture. The Company agrees, without cost or expense to the Holder, to take or consent to any and all action necessary to effectuate relief under 11 U.S.C. § 362.

No fractional shares or scrip representing fractional shares shall be delivered upon conversion of this Debenture. Instead of any fractional Conversion Shares which otherwise would be delivered upon conversion of this Debenture, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction multiplied by the Conversion Price on the date of Conversion. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

5. **Priority.** The obligation evidenced by this Debenture shall be subordinate to all other obligations of the Company other than obligations specifically designated otherwise by the Company.

6. **Anti-dilution Adjustments**. The number of shares issuable upon conversion of this Debenture and the Conversion Price shall be subject to adjustment as follows:

(a) In case the Company shall (i) pay a dividend or make a distribution on its common stock in additional shares or other securities, (ii) subdivide its outstanding common stock into a greater number of shares, (iii) combine its outstanding shares into a smaller number of shares or (iv) issue, by reclassification of its shares, any other securities of the Company (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing entity), the number of share issuable upon conversion of this Debenture immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Conversion Shares, and other securities of the Company which such Holder would have owned or would have been entitled to receive immediately after the happening of any of the events described above, had the Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subsection 6(a) shall become effective immediately after the effective date of such event.

(b) In case the Company shall issue rights, options, warrants or convertible securities to holders of its shares, for **no consideration**, containing the right to subscribe for or purchase shares of common stock, the number of Conversion Shares thereafter issuable upon the conversion of this Debenture shall be determined by multiplying the number of Conversion Shares theretofore issuable upon conversion of this Debenture by a fraction, of which the numerator shall be the number of shares outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus the number of additional shares offered for subscription or purchase, and of which the denominator shall be the number of shares outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately upon issuance of such rights, options, warrants or convertible securities. In the event of such adjustment, corresponding adjustments shall be made to the Conversion Price.

(c) In case the Company shall distribute to holders of its common shares evidences of its indebtedness or assets (excluding cash dividends or distributions out of current earnings made in the ordinary course of business consistent with past practices), then in each case the number of Conversion Shares thereafter issuable upon the conversion of this Debenture shall be determined by multiplying the number of Conversion Shares theretofore issuable upon conversion of this Debenture by a fraction, of which the numerator shall be the then Market Price (as defined below) on the date of such distribution, and of which the denominator shall be such Market Price on such date minus the then fair value (determined as provided in subsection 6(f) below) of the portion of the assets or evidences of indebtedness so distributed applicable to one share. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution. In the event of any such adjustment, the number of Conversion Shares shall also be adjusted and shall be that number determined by multiplying the number of shares issuable upon exercise before the adjustment by a fraction, the numerator of which shall be the Conversion Price in effect immediately before the adjustment and the denominator of which shall be the Conversion Price as so adjusted.

(d) Whenever the number of Conversion Shares issuable upon the conversion of this Debenture is adjusted as provided in this Section 6, the Conversion Price shall be adjusted by multiplying such Conversion Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Conversion Shares issuable upon the conversion of this Debenture immediately prior to such adjustment, and the denominator of which shall be the number of Conversion Shares issuable immediately thereafter.

(e) For the purpose of this Section 6, the term "shares" shall mean (i) the common stock of the Company at the time of conversion, on a fully diluted basis. In the event that at any time, as a result of an adjustment made pursuant to this Section 6, a Debenture holder shall be entitled to convert such Debenture into any securities of the Company other than common stock, (i) if the Debenture holder's right to convert is on any other basis than that available to all holders of the Company's common stock, the Company shall obtain an opinion of a reputable investment banking firm valuing such other securities and (ii) thereafter the number of such other securities so purchasable upon conversion of a Debenture and the Conversion Price of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in this Section 6.

(f) Upon the expiration of any rights, options, warrants or conversion privileges, if such shall not have been exercised, the number of Conversion Shares issuable upon conversion of the Debenture and the Conversion Price, to the extent the Debenture has not then been converted, shall, upon such expiration, be readjusted and shall thereafter be such number and such price as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (A) the fact that the only shares issued in respect of such rights, options, warrants or conversion privileges were the shares, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges, and (B) the fact that such shares, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the numbers of Conversion Shares issuable upon conversion of the Debenture or increasing the Conversion Price by an amount in excess of the amount of the adjustment made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

(g) Upon any adjustment of the Conversion Price and the number of Conversion Shares issuable upon conversion of the Debenture, then and in each such case, the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares issuable at such price upon the conversion of the Debenture, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

7. **Merger, Reorganization or Consolidation**. In any case in which a transaction would result in a complete liquidation of the Company or a merger, reorganization, or consolidation of the Company with any other unrelated corporation or other entity in which the Company is not the surviving corporation or the Company becomes a wholly-owned subsidiary of another unrelated corporation or other entity (all such transactions being referred to herein as a "Reorganization"), the surviving corporation or other entity shall be required to assume the Debenture or to issue a substitute Debenture in place thereof which substitute Debenture shall provide for terms at least as favorable to the Holder as contained in this Debenture and shall provide the Holder the right to acquire the kind and amount of common stock and other securities and property which the Holder would have owned or been entitled to receive had the Debenture been converted immediately prior to such Reorganization.

8. **No Impairment.** No provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of this Debenture at the time, place, and rate, and in the form, herein prescribed.

9. **Waiver of Demand/Presentment.** The Company hereby expressly waives demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereto.

10. **Cost and Fees.** The Company agrees to pay all costs and expenses, including reasonable attorneys' fees, which may be incurred by the Holder in collecting any amount due under this Debenture.

11. **Events of Default.** If one or more of the following described "Events of Default" shall occur and continue for 30 days, unless a different time frame is noted below:

(a) The Company shall default in the payment of principal or interest on this Debenture, and such failure shall continue for a period of five (5) days; or

(b) The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of the Company under this Debenture and such failure shall continue uncured for a period of thirty (30) days after notice from the Holder of such failure; or

(c) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; (4) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; (5) file a petition for bankruptcy relief, consent to the filing of such petition or have filed against it an involuntary petition for bankruptcy relief, all under federal or state laws as applicable; or

(d) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within thirty (30) days after such appointment; or

(e) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company; or

(f) Any money judgment, writ or warrant of attachment, or similar process, in excess of Five Hundred Thousand ($500,000) Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

(g) Bankruptcy, reorganization, insolvency or liquidation proceedings, or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted voluntarily by or involuntarily against the Company; or

(h) The Company shall not deliver to the Holder the shares pursuant to paragraph 4 herein within 30 days of receipt of Notice of Conversion; or

(i) any of the representations or warranties made by the Company herein or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Debenture shall be false or misleading in a material respect on the Closing Date; or

(j) If the Company is then a "reporting company" it shall fail to make the required filings or statements with the Securities Exchange Commission by the appropriate deadlines.

Then, or at any time thereafter, unless cured, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Debenture immediately due and payable, without presentment, demand, protest or (further) notice of any kind (other than notice of acceleration), all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately, and without expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law. Upon an Event of Default, interest shall accrue on all amounts outstanding under this Debenture at the rate of 10% per annum, until such Event of Default is cured or the principal and all accrued interest under this Debenture is paid in full.

12. **Non-Recourse Obligation** . No recourse shall be had for the payment of the principal or interest of this Debenture, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

13. **Severability.** In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby.

14. **Entire Agreement**. This Debenture and any agreements referred to in this Debenture constitute the full and entire understanding and agreement between the Company and the Holder with respect to the subject hereof. Neither this Debenture nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

15. **Governing Law.** This Debenture shall be governed by and construed in accordance with the laws of Delaware applicable to contracts made and wholly to be performed within the State of Delaware and shall be binding upon the successors and assigns of each party

hereto. The Holder and the Company hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of Delaware. At Holder's election, any dispute between the parties may be arbitrated rather than litigated in the courts, before the American Arbitration Association and pursuant to its rules. Upon demand made by the Holder to the Company, the Company agrees to submit to and participate in such arbitration. This Agreement may be executed in counterparts, and the facsimile transmission of an executed counterpart to this Agreement shall be effective as an original.

16. **Miscellaneous**.

(a) Notice of Certain Events. In the case of the occurrence of a Reorganization described in Section 7 of this Debenture, the Company shall cause to be mailed to the Holder of this Debenture at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of the date on which such Reorganization is expected to become effective, and the date as of which it is expected that holders of record of the shares will be entitled to exchange their shares for securities, cash or other property deliverable upon such Reorganization.

(b) Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier service as follows:

(1) If to the Holder, to:

____

Address: ______________________________________

City: ____________________________ State: ______________

Zip Code: __________________ Country: __________________

Phone: _______________________________________

e-mail: _______________________________________

(2) If to the Company, to:

RemeGenix, Inc.
4800 Montgomery Lane Suite 800
Bethesda, MD 20814
Telephone: (518) 302-1515
Fax: (301) 476-0052

With a copy to:

J. Kelly Ganjei, CEO President
803 Reserve Champion Dr. #302
Rockville, MD 20850
Telephone: (518) 302-1515
Fax: (301) 476-0052
kganjei@remegenix.com

Each of the Holder or the Company may change the foregoing address by notice given pursuant to this Section 16(b).

(c) Attorneys' Fees. Should any party hereto employ an attorney for the purpose of enforcing or construing this Debenture, or any judgment based on this Debenture, in any legal proceeding whatsoever, including insolvency, bankruptcy, arbitration, declaratory relief or other litigation, the prevailing party shall be entitled to receive from the other party or parties thereto reimbursement for all reasonable attorneys' fees and all reasonable costs, including but not limited to service of process, filing fees, court and court reporter costs, investigative costs, expert witness fees, and the cost of any bonds, whether taxable or not, and that such reimbursement shall be included in any judgment or final order issued in that proceeding. The "prevailing party" means the party determined by the court to most nearly prevail and not necessarily the one in whose favor a judgment is rendered.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: ___________ ____, 2012 ("Effective Date")

REMEGENIX, INC.

By: ______________________________
Name: J. Kelly Ganjei
Title: CEO, President

ACKNOWLEDGED AND AGREED:

____
Name:

EXHIBIT I
NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to Convert the Debenture)

The undersigned hereby irrevocably elects to convert $__________ of the above Debenture No. _______ into shares of common stock of RemeGenix, Inc. according to the conditions set forth in such Debenture, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer and other taxes and charges payable with respect thereto.

Date of Conversion

____

Applicable Conversion Price

____

Signature

____
[Print Name of Holder and Title of Signer]

Address:

____

____

SSN or EIN:
Shares are to be registered in the following name:

Name:
Address:
Tel:
Fax:
SSN or EIN:

Shares are to be sent or delivered to the following account:

Account Name:
Address:

INSTRUCTIONS TO HOLDERS

TO CONVERT:

To convert the Note, the Note Holder must complete, sign and deliver the Conversion Form, and deliver the Note Certificate(s) to **RemeGenix, Inc.** (the "Company") at the address set forth below indicating the principal amount of the Note converted and the number of Common Stock to be acquired. In such case, the signature of such registered holder on the Conversion Form must be witnessed.

GENERAL:

For the protection of the Holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Conversion Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Note Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company.

The address of the Company is:

RemeGenix, Inc.

Attn: J. Kelly Ganjei, Chief Executive Officer
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

EXHIBIT 10.1

EXCLUSUVE LICENSE AGREEMENT WITH ALBERT EINSTEIN UNIVERSITY

010507
96700/1129

LICENSE AGREEMENT

This Agreement is entered into as of February 13, 2007 ("Effective Date"), by and between Albert Einstein College of Medicine of Yeshiva University, a Division of Yeshiva University, a corporation organized and existing under the laws of the State of New York having an office and place of business at 1300 Morris Park Avenue, Bronx, New York 10461 ("AECOM") and RemeGenix, Inc., a corporation organized and existing under the laws of the State of Delaware having an office and place of business at 803 Reserve Champion Drive, #302, Rockville, Maryland 20850 ("Licensee").

Statement

AECOM is the owner of certain patent rights naming Drs. Luciano D'Adamio and Shuji Matsuda ("the Investigators") as inventors, which relate to the effect of BRI proteins on Aβ production and transgenic mammals modified in BRI protein expression. Licensee wishes to acquire an exclusive license from AECOM with respect to such patent rights.

NOW, THEREFORE, in consideration of the promises and mutual covenants, conditions and limitations herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, AECOM and Licensee agree as follows:

1. Definitions

1.01 **"Field"** means all uses under Agreement Patents.

1.02 **"Agreement Patents"** means the U.S. provisional and PCT International patent applications listed on Appendix A, together with any and all patents which issue from or are based on such patent applications and from any and all divisionals, continuations, continuations-in-part and foreign counterparts of such patent applications, any and all reissues, renewals and extensions of such patents and any and all U.S. and foreign patents which are based on such patents and patent applications. Appendix A shall be updated from time-to-time by the parties.

1.03 **"Licensed Product"** means any product or service the development, manufacture, use, provision or sale of which is covered by a claim in an Agreement Patent.

1.04 **"Net Sales"** means the total consideration, in any form, received by Licensee, Affiliates, and Sublicensees as consideration for the sale, lease, provision or other disposition of Licensed Products by Licensee and/or Affiliates and/or Sublicensees to an independent third party, less:

(a) customary and reasonable trade discounts actually allowed and not reflected in the total consideration received, refunds, returns and recalls; and,

(b) when included in the total consideration received, customary and reasonable outbound transportation and transportation insurance, duties, and sales, V.A.T. and/or use taxes based on sales prices, but not including taxes when assessed on incomes derived from such sales.

If Licensee and/or Affiliates and/or Sublicensees intend to accept from independent third parties any non-cash consideration as Net Sales, Licensee must first obtain AECOM's written approval, such approval not to be unreasonably withheld. For any non-cash consideration approved by AECOM and received as Net Sales, the parties will appoint an independent third party to determine the present day value of such consideration and that value shall be added to Net Sales in place of the non-cash consideration.

In the event that, during a particular calendar quarter a Licensed Product is sold in combination with one or more other products, whether or not such other products are packaged or otherwise physically combined with such Licensed Product, for a single price (a "Combination Product"), Net Sales from sales of a Combination Product, for purposes of calculating royalties due under this Agreement, shall be calculated by multiplying the Net Sales of the Combination

Product by the fraction A/(A+B), where A is the average per unit sales price for such calendar quarter of the Licensed Product sold separately in the country of sale and B is the average per unit sales price for such calendar quarter of the other product(s) sold separately in the country of sale. In the event that no separate sales are made of the Licensed Product and/or the other product(s) in the country of sale, separate sale prices in commensurate countries may be used instead. In the event that no separate sales are made of the Licensed Product and/or the other product(s), Net Sales from sales of a Combination Product, for purposes of determining royalty payments on such Combination Products, shall be calculated using a method agreed upon in good faith by the parties.

1.05 **"Net Proceeds"** shall mean the total consideration, in any form (including, but not limited to, license signing fees, maintenance fees, milestone and minimum payments, whether or not such fees and payments are creditable against future royalties to be paid to Licensee, research and development funds other than Bona Fide Research Funds, and just that portion of the funds received for equity purchases of Licensee that exceeds the fair market value of the equity), received by Licensee from a Sublicensee as consideration for the grant to said Sublicensee of rights under the Agreement Patents. If Licensee intends to accept from a Sublicensee any non-cash consideration as Net Proceeds, Licensee must first obtain AECOM's written approval, such approval not to be unreasonably withheld. For any non-cash consideration approved by AECOM and received as Net Proceeds, if the parties cannot otherwise reasonably agree to an appropriate valuation, the parties will appoint an independent third party to determine the present day value of such consideration and that value shall be added to Net Proceeds in place of the non-cash consideration. Net Proceeds does not include Bona Fide Research Funds and royalties received by Licensee from Sublicensees that are based on the Net Sales of such Sublicensees.

1.06 "**Bona Fide Research Funds**" shall mean those funds received by Licensee from a Sublicensee in connection with the grant to said Sublicensee of rights under Agreement Patents, which funds are actually used to pay for research and/or development by Licensee relating directly to Licensed Products, which work is to be performed by or for Licensee after the date of the sublicense agreement and with results to be reported to and licensed to Sublicensee and which is to be performed at a total cost that does not exceed Licensee's direct costs. Notwithstanding the foregoing, Bona Fide Research Funds received from any Sublicensee which are in excess of fifty percent (50%) of the total consideration received by Licensee from that Sublicensee in any calendar year shall be excluded from the definition of Bona Fide Research Funds and included in the definition of Net Proceeds, unless otherwise approved at the time of execution of the relevant sublicense by AECOM.

1.07 **"Affiliate"** means any entity, that, directly or indirectly, through one or more intermediates, controls, is controlled by, or is under common control with Licensee. For the purposes of this definition, control shall mean the direct or indirect ownership of at least fifty percent (50%) of (i) the stock shares entitled to vote for the election of directors or (ii) ownership interest.

1.08 **"Sublicensee"** shall mean any non-Affiliate third party to whom Licensee has granted the right to make, have made, use, have used, provide, import, have imported, offer to sell, sell and have sold (or otherwise dispose of) Licensed Products.

1.09 **"Confidential Information"** means any information designated as such in writing by the disclosing party, whether by letter or by the use of an appropriate proprietary stamp or legend, prior to or at the time any such confidential or proprietary materials or information are disclosed by the disclosing party to the recipient. Notwithstanding the foregoing, information or materials which are orally or visually disclosed to the recipient by the disclosing party, or are disclosed in a writing or other tangible form without an appropriate letter, proprietary stamp or legend, shall constitute Confidential Information if the disclosing party, within thirty (30) days after such disclosure, delivers to the recipient a written document or documents describing such information or materials and referencing the place and date of such oral, visual, written or other tangible disclosure.

2. **AECOM's Agreements With U.S. Government**

2.01 AECOM, through the Investigators, has and will perform research sponsored in part by the United States Government and related to the Field. As a result of this government sponsorship of the aforementioned research, the United States Government retains certain rights in such research as set forth in 35 U.S.C. §200 et. seq. and applicable regulations.

2.02 The continuance of such government sponsored research by AECOM and its Investigators during the term of this Agreement will not constitute a breach of this Agreement. All rights reserved to the U.S. Government under 35 U.S.C. §200 et. seq. and applicable regulations shall remain so reserved and shall in no way be affected by this Agreement. AECOM and the Investigators are not obligated under this Agreement to take any action which would conflict in any respect with their past, current or future obligations to the U.S. Government as to work already performed and to be performed in the future.

3. **Agreement Patents**

3.01 Within sixty (60) days of the Effective Date, Licensee will reimburse AECOM for any costs in excess of Twenty-Five Thousand Dollars (US$25,000) incurred prior to the Effective Date in connection with the preparation, filing, prosecution and maintenance of the Agreement Patents. As of and after the Effective Date, Licensee will control and pay the cost of preparing, filing, prosecuting, maintaining and resisting challenges to the validity of the Agreement Patents (as well as the cost of preparing, filing, prosecuting, maintaining and resisting challenges to the validity of corresponding applications in at least the United States, Europe (an EPO filing designating all member countries), Canada, China, Japan, Korea and Australia) using patent counsel selected by AECOM and approved by Licensee, which approval shall not be unreasonably withheld. In this regard, Licensee will control and pay the cost of defending and/or prosecuting any interference, reexamination, reissue, opposition, cancellation and nullity proceedings involving Agreement Patents. Licensee will keep AECOM informed concerning such patents and applications and will consult with AECOM concerning the preparation, filing, prosecution, maintenance and challenges to the validity of such patents and applications. Patent counsel shall be instructed to provide invoices for all patent costs to Licensee on a monthly basis. AECOM shall, at Licensee's expense, cooperate with any reasonable request of Licensee in connection with any such preparation, filing, prosecution, maintenance and/or defense. Notwithstanding the foregoing, in the event that Licensee elects not to maintain, defend or prosecute any patent or patent application within the Agreement Patents, Licensee shall give AECOM thirty (30) days prior written notice of such election and, after such thirty (30) day period, Licensee shall have no obligations under this Agreement, financial or otherwise, with regard to any such Agreement Patent so elected. Any patents or patent applications so elected shall at the end of the notice period cease to be considered Agreement Patents, and AECOM shall then be free, at its election, to abandon or maintain the prosecution of such patent application or issued patent or grant rights to such patent application or issued patent to third parties. Amounts paid by Licensee pursuant to this paragraph will be non-refundable and not creditable against any other payment due to AECOM.

4. **License Grant**

4.01 Subject to Article 2, AECOM hereby grants to Licensee and Affiliates a worldwide, exclusive license to AECOM's rights in the Agreement Patents, along with the right by Licensee only to grant sublicenses, to make, have made, use, have used, provide, import, have imported, offer to sell, sell and have sold (or otherwise dispose of) Licensed Products. Licensee will not grant any sublicense under Agreement Patents unless it first receives the prior written consent of AECOM as to the identity of the proposed sublicensee, which consent will not be unreasonably withheld. Licensee will not grant any sublicense (or amend any sublicense) under Agreement Patents unless it first submits a full and complete draft of any such proposed sublicense (or amendment) to AECOM. Licensee shall provide AECOM with a full and complete copy of any sublicense (or amendment) within thirty (30) days of execution thereof by Licensee. The terms of any sublicense agreement shall be consistent with the terms of this Agreement and shall include (at least) the following provisions or their substantial equivalent: prohibiting any use of AECOM's name (consistent with paragraph 9.01), requiring indemnification of AECOM (consistent with paragraph 12.04), requiring appropriate insurance (consistent with paragraph 12.09), and disclaiming any warranties or representations by AECOM (consistent with paragraphs 12.05 and 12.06).

4.02 Notwithstanding the exclusive rights granted to Licensee pursuant to paragraph 4.01, AECOM shall retain the right to make, use and practice Agreement Patents in its own laboratories solely for non-commercial scientific purposes and for continued non-commercial research. Further, AECOM shall have the right to make available to not-for-profit scientific institutions and non-commercial researchers materials covered under Agreement Patents, solely for non-commercial scientific and research purposes, provided this is done under a material transfer agreement so limiting the recipient's permitted uses of the materials.

4.03 Nothing contained in this Agreement shall be construed or interpreted as a grant, by implication or otherwise, of any license except as expressly specified in paragraph 4.01 hereof. The license granted herein shall apply to the Licensee and Affiliates, except that Affiliates shall not have the right to grant sublicenses. If any Affiliate exercises rights under this Agreement, such Affiliate shall be bound by all terms and conditions of this Agreement, including but not limited to indemnity and insurance provisions, which shall apply to the exercise of the rights, to the same extent as would apply had this Agreement been directly between AECOM and the Affiliate. In addition, Licensee shall remain fully liable to AECOM for all acts and obligations of Affiliates such that acts of Affiliates shall be considered the acts of Licensee.

5. **Confidentiality**

5.01 Nothing herein contained shall preclude AECOM from making required reports or disclosures to the NIH or to any other philanthropic or governmental funding organization, provided, however, that no Licensee Confidential Information is disclosed in the process.

5.02 Licensee will retain in confidence Confidential Information of AECOM and Licensee will not disclose any such Confidential Information to any third party without the prior written consent of AECOM, except that Licensee shall have the right to disclose such information to any third party for commercial or research and development purposes under written terms of confidentiality and non-disclosure which are commercially reasonable. Licensee will keep confidential all Confidential Information of AECOM for a period of three (3) years after termination or expiration of this Agreement, provided, however, that the obligation of confidentiality will not apply to any such information which:

(a) was known to Licensee or generally known to the public prior to its disclosure hereunder; or

(b) subsequently becomes known to the public by some means other than a breach of this Agreement, including but not limited to publication and/or laying open to inspection of any patent applications or patents; or

(c) is subsequently disclosed to Licensee by a third party having a lawful right to make such disclosure; or

(d) is independently developed by Licensee as evidenced by Licensee's written records.

Confidential Information may be disclosed as required by regulation, law or court order to the most limited extent necessary to comply therewith, provided AECOM is given a fair opportunity to defend against such disclosure. Such information shall otherwise remain Confidential Information.

5.03 During the term of this Agreement, it is contemplated that AECOM may become aware of Confidential Information of Licensee, including without limitation, written, oral, visual or other proprietary and confidential business information, scientific information, technology, computer software, inventions, technical information, biological materials, processes and the like which are owned or controlled by Licensee ("Licensee Confidential Information"). AECOM agrees to retain such Licensee Confidential Information in confidence and not to disclose any such Licensee Confidential Information to a third party without prior written consent of Licensee for a period ending three (3) years after termination or expiration of this Agreement, except that such obligations shall not apply to any information which:

(a) was known to AECOM or generally known to the public prior to its disclosure hereunder; or

(b) subsequently becomes known to the public by some means other than a breach of this Agreement; or

(c) is subsequently disclosed to AECOM by a third party having a lawful right to make such disclosure; or

(d) is independently developed by AECOM as evidenced by AECOM's written records.

Confidential Information may be disclosed as required by regulation, law or court order to the most limited extent necessary to comply therewith, provided Licensee is given a fair opportunity to defend against such disclosure. Such information shall otherwise remain Confidential Information.

6. Royalties and Payments

6.01 Licensee will pay to AECOM four percent (4%) of the first Five Hundred Million Dollars (US$500,000,000) of Net Sales in each calendar year during the term of this Agreement and five percent (5%) of all remaining Net Sales in each such calendar year.

6.02 Licensee shall pay to AECOM twenty percent (20%) of Net Proceeds resulting from sublicense agreements entered into prior to the initiation of the first Phase II clinical trial by Licensee for a Licensed Product and twelve percent (12%) of Net Proceeds resulting from sublicense agreements entered into as of and after the initiation of the first Phase II clinical trial by Licensee for a Licensed Product.

6.03 Only one royalty will be payable on Net Sales by Licensee and Affiliates and Sublicensees on a Licensed Product under paragraph 6.01, regardless of the number of patent claims of Agreement Patents which cover such Licensed Product. If Licensee or an Affiliate or a Sublicensee is required, because of the patent rights of any third party or parties, to pay royalties to a third party or parties in order to make, use or sell a specific Licensed Product, then Licensee may deduct fifty percent (50%) of all such royalties paid to such third party or parties from up to fifty percent (50%) of the royalty due to AECOM on such specific Licensed Product pursuant to paragraph 6.01. In no event will the royalty payable to AECOM on any Licensed Product be reduced by more than fifty percent (50%) pursuant to this paragraph.

6.04 Licensee shall make the following payments to AECOM:

(a) Upon execution of this Agreement by all parties, Licensee will pay to AECOM Ten Thousand Dollars (US$10,000) as a license signing fee, which payment is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(b) Within six (6) months of the Effective Date, Licensee will pay to AECOM Forty Thousand Dollars (US$40,000) as a license maintenance fee, which payment is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement

(c) On the first anniversary of the Effective Date, Licensee will pay to AECOM Twenty Thousand Dollars (US$20,000) as a license maintenance fee, which fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(d) On the second anniversary of the Effective Date, Licensee will pay to AECOM Twenty-Five Thousand Dollars (US$25,000) as a license maintenance fee, which fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(e) On the third anniversary of the Effective Date, Licensee will pay to AECOM Thirty Thousand Dollars (US$30,000) as a license maintenance fee, which fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(f) On the fourth anniversary of the Effective Date, Licensee will pay to AECOM Forty Thousand Dollars (US$40,000) as a license maintenance fee, which fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(g) On the fifth anniversary of the Effective Date, Licensee will pay to AECOM Fifty Thousand Dollars (US$50,000) as a license maintenance fee, which fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(h) On the sixth anniversary of the Effective Date, and on each anniversary thereafter, Licensee will pay to AECOM Seventy Thousand Dollars (US$70,000) as a license maintenance fee. Each such fee is non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

6.05 Licensee shall make the following milestone payments to AECOM within thirty (30) days of the occurrence of the relevant event:

(a) Upon the first dosing of the first human subject with each Licensed Product (or each indication for a Licensed Product) by Licensee (or an Affiliate) anywhere in the world, Licensee shall pay to AECOM One Hundred Thousand Dollars (US$100,000), which payments are non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(b) Upon the receipt by Licensee (or an Affiliate) of approval of a new drug application by the FDA (or its foreign equivalent) for each Licensed Product (or each indication for a Licensed Product), Licensee shall pay to AECOM Two Hundred Thousand Dollars (US$200,000), which payments are non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

(c) Upon Licensee's (or an Affiliate's) first commercial sale of each Licensed Product (or each indication for a Licensed Product), Licensee shall pay to AECOM Five Hundred Thousand Dollars (US$500,000), which payments are non-refundable and not creditable against any other payment due to AECOM pursuant to this Agreement.

6.06 Licensee's failure to pay full royalties or make complete payments under paragraphs 6.01, 6.02, 6.04 or 6.05 shall be a material breach of this Agreement.

7. Payment Reports and Records

7.01 All payments required to be made by Licensee to AECOM pursuant to this Agreement shall be made to AECOM in U.S. Dollars by wire transfer or by check payable to AECOM and sent to the address set out in paragraph 13.01 for AECOM. All payments required to be made by Licensee to AECOM pursuant to this Agreement shall be subject to a charge of one and one-half percent (1.5%) per month if late. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate quoted by the Wall Street Journal, averaged on the last business day of each of three (3) consecutive calendar months constituting the calendar quarter in which the payment was earned. Licensee will bear any loss of exchange or value and pay any expenses incurred in the transfer or conversion to U.S. dollars.

7.02 Payment due from Licensee to AECOM pursuant to paragraphs 6.01 and 6.02 will be paid within thirty (30) days after the end of each calendar year quarter during which Net Sales and/or Net Proceeds are received by Licensee. If no royalties or other payments are due for any quarter, Licensee will send a statement signed by an officer of Licensee to that effect to AECOM. Payment shall be accompanied by a statement of the number of Licensed Products and Combination Products sold by Licensee, Affiliates and Sublicensees in each country, total billings for such Licensed Products and Combination Products, the values of A and B used to calculate the Net Sales of Combination Products, deductions applicable to determine the Net Sales thereof, the amount of Net Sales and Net Proceeds realized by Licensee and Affiliates and Sublicensees, the amount of any deduction and a detailed listing thereof, and the total payment due from Licensee to AECOM (the "Royalty Report"). Such Royalty Report shall be signed by an officer of Licensee.

7.03 Licensee and Affiliates shall maintain complete and accurate books of account and records showing Net Sales, Bona Fide Research Funds and Net Proceeds. Such books and records of Licensee and Affiliates shall be open to inspection, in confidence, during usual business hours, upon at least ten (10) business days prior notice to Licensee, by an independent certified public accountant appointed by AECOM on behalf of AECOM, who has entered into a written agreement of confidentiality with AECOM which is no less protective of Licensee Confidential Information than the provisions of paragraph 5.03 hereof and to whom Licensee has no reasonable objection, for two (2) years after the calendar year to which they pertain, for the purpose of verifying the accuracy of the payments made to AECOM by Licensee pursuant to this Agreement. Licensee shall use commercially reasonable efforts to require any Sublicensees hereunder to maintain such books and allow such inspection by Licensee and shall, on request, disclose such information, if Licensee has such information, to AECOM as part of such inspection. Inspection shall be at AECOM's sole expense and reasonably limited to those matters related to Licensee's payment obligations under this Agreement and shall take place not more than once per calendar year. Any underpayment revealed by any inspection, plus interest on the underpayment amount at the rate of one and one-half percent (1.5%) per month, shall be promptly paid by Licensee to AECOM. Further, if any inspection reveals an underpayment to AECOM of ten percent (10%) or greater, then the cost of the inspection shall be paid by Licensee.

8. Infringement

8.01 Licensee shall have the right, in its sole discretion and its expense, to initiate legal proceedings on its behalf or in AECOM's name, if necessary, against any infringer, or potential infringer, of an Agreement Patent. Licensee shall notify AECOM of its intention to initiate such proceedings at least twenty (20) days prior to commencement thereof. Any settlement or recovery received from any such proceeding shall be divided eighty percent (80%) to Licensee and twenty percent (20%) to AECOM after Licensee deducts from any such settlement or recovery its actual counsel fees and out-of-pocket expenses relative to any such legal proceeding. Payment to AECOM shall be made only after final judgment with regard to such settlement or recovery that is not appealed or is unappealable. If Licensee decides not to initiate legal proceedings against any such infringer, then AECOM shall have the right to initiate such legal proceedings. Any settlement or recovery received from any such proceeding initiated by AECOM shall be divided twenty percent (20%) to Licensee and eighty percent (80%) to AECOM after AECOM deducts from any such settlement or recovery its actual counsel fees and out-of-pocket expenses relative to any such legal proceeding. Payment to Licensee shall be made only after final judgment with regard to such settlement or recovery that is not appealed or is unappealable.

8.02 In the event that either party initiates or carries on legal proceedings to enforce any Agreement Patent against an alleged infringer, the other party shall fully cooperate with and supply all assistance reasonably requested at the expense of the party requesting such assistance. Further, the other party, at its expense, shall have the right to be represented by counsel of its choice in any such proceeding. However, if Licensee initiates legal proceedings in AECOM's name, Licensee shall reimburse AECOM for any reasonable out-of-pocket counsel fees of AECOM associated with the legal proceedings. The party who initiates or carries on the legal proceedings shall have the sole right to conduct such proceedings provided, however, that such party shall consult with the other party to this Agreement prior to entering into any settlement thereof.

9. <u>Prohibition on Use of Names; No Publicity</u>

9.01 AECOM and Licensee each shall not use the name of the other without prior written consent, except if the use of such name is required by law, regulation, federal securities law, or judicial order, in which event the party intending to use such name will promptly inform the other prior to any such required use. Neither party will make any public announcement regarding the existence of this Agreement without obtaining the prior written consent of the other party, except if such announcement is required by law, regulation, federal securities law or judicial order, in which event the party intending to make such announcement will promptly inform the other party prior to such announcement.

10. Term and Termination

10.01 Unless terminated earlier under other provisions hereof, this Agreement will expire upon the expiration of the last Agreement Patent. Upon termination or expiration of this Agreement for any reason, Article 5, paragraphs 9.01, 10.08, 12.01 through 12.10, 12.13 and 13.01 shall survive, all payment obligations under Articles 3 and 6 hereof accrued as of the termination date shall become due and payable within thirty (30) days of the date of such termination or expiration, and Licensee shall submit a final Royalty Report to AECOM.

10.02 Licensee may terminate this Agreement and the licenses granted hereunder by giving notice to AECOM sixty (60) days prior to such termination. Upon such termination, Licensee shall not use Agreement Patents for any purpose and all of Licensee's rights in Agreement Patents shall be terminated.

10.03 If either AECOM or Licensee defaults on or breaches any material condition of this Agreement, the aggrieved party may serve notice upon the other party of the alleged default or breach. If such default or breach is not remedied within sixty (60) days from the date of such notice, the aggrieved party may at its election terminate this Agreement. Any failure to terminate hereunder shall not be construed as a waiver by the aggrieved party of its right to terminate for future defaults or breaches. Licensee's damages for any breach of this Agreement by AECOM will be limited to a reduction or suspension of the payment obligations of Licensee hereunder. Upon termination of this Agreement by AECOM pursuant to this paragraph, the licenses granted by AECOM to Licensee shall terminate and Licensee shall not use Agreement Patents for any purpose and all of Licensee's rights in Agreement Patents shall be terminated.

10.04 If Licensee makes an assignment for the benefit of creditors or if proceedings for a voluntary bankruptcy are instituted on behalf of Licensee or if Licensee is declared bankrupt or insolvent, AECOM may at its election terminate this Agreement by notice to Licensee. Upon termination of this Agreement by AECOM pursuant to this paragraph, the licenses granted by AECOM to Licensee shall terminate and Licensee shall not use Agreement Patents for any purpose and all of Licensee's rights in Agreement Patents shall be terminated.

10.05 If Licensee is convicted of a felony relating to the manufacture, use or sale of Licensed Products or a felony relating to moral turpitude, AECOM may, at its election, terminate this Agreement by notice to Licensee. Upon termination of this Agreement by AECOM pursuant to this paragraph, the licenses granted by AECOM to Licensee shall terminate and Licensee shall not use Agreement Patents for any purpose and all of Licensee's rights in Agreement Patents shall be terminated.

10.06 Notwithstanding the provisions of paragraph 10.03 hereof, should Licensee fail to pay AECOM any sum due and payable under this Agreement on thirty (30) days written notice, AECOM may, at its election, terminate this Agreement, unless Licensee pays AECOM within the thirty (30) day period all delinquent sums together with interest due and unpaid. Upon termination of this Agreement by AECOM pursuant to this paragraph, the licenses granted by AECOM to Licensee shall terminate and Licensee shall not use Agreement Patents for any purpose and all of Licensee's rights in Agreement Patents shall be terminated.

10.07 Termination of this Agreement by Licensee or AECOM shall not prejudice the rights of either party accruing herein.

10.08 If Licensee terminates this Agreement pursuant to paragraph 10.02 or if AECOM terminates this Agreement pursuant to paragraphs 10.03, 10.04, 10.05 or 10.06, then Licensee shall, upon written request, grant to AECOM a worldwide, royalty-free, non-exclusive license, with the right to grant sublicenses, under any Dependent Patents or Dependent Know-How (as defined below) developed by or for Licensee or Affiliates during the term of this Agreement. As used in this paragraph, the term "Dependent Patents" means any U.S. or foreign patent application or patent which claims an invention the practice of which would infringe a claim of a patent or patent application of the Agreement Patents or the practice of which results in a product covered by a claim of a patent or patent application of Agreement Patents. "Dependent Know-How" means confidential information, including clinical trial information developed by AECOM, the practical application of which would infringe a claim of a patent or patent application of Agreement Patents, or which results in a product covered by a claim of a patent or patent application of Agreement Patents.

10.09 Notwithstanding any provision herein to the contrary, no termination of this Agreement shall be construed as a termination of any valid sublicense of any Sublicensee hereunder, and thereafter each such Sublicensee shall be considered a direct licensee of AECOM, provided that (i) such Sublicensee is not in material breach of its sublicense agreement with Licensee, and (ii) such Sublicensee agrees in writing to assume all applicable obligations of Licensee under this Agreement.

11. <u>Amendment and Assignment</u>

11.01 This Agreement sets forth the entire understanding between the parties pertaining to the subject matter hereof and supersedes the Confidential Disclosure and Non-Use Agreement entered into between AECOM and J. Kelly Ganjei having an Effective Date of January 26, 2006 and the Option Agreement entered into between AECOM and Licensee having an Effective Date of June 1, 2006.

11.02 Except as otherwise provided herein, this Agreement may not be amended, supplemented or otherwise modified, except by an instrument in writing signed by both parties.

11.03 Without the prior written approval of the other party, which approval shall not be unreasonably withheld, no party may assign this Agreement except that this Agreement may be assigned to an entity acquiring substantially all of such party's business to which this Agreement relates, or in the event of a merger, consolidation, change in control or similar transaction of such party. Any attempted assignment in contravention of this paragraph 11.03 shall be null and void.

12. Miscellaneous Provisions

12.01 This Agreement shall be construed and the rights of the parties governed in accordance with the laws of the State of New York, excluding its law of conflict of laws. Any dispute or issue arising hereunder, including any alleged breach by any party, shall be heard, determined and resolved by an action commenced in the state or federal courts in New York, New York, which the parties hereby agree shall have proper jurisdiction and venue over the issues and the parties. AECOM and Licensee hereby agree to submit to the jurisdiction of the state or federal courts in New York and waive the right to make any objection based on jurisdiction or venue. The New York courts shall have the right to grant all relief to which AECOM and Licensee are or shall be entitled hereunder, including all equitable relief as the Court may deem appropriate.

12.02 This Agreement has been prepared jointly.

12.03 If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

12.04 Licensee agrees to indemnify AECOM and its current or former directors, governing board members, trustees, officers, faculty, medical and professional staff, employees, students and agents and their respective successors, heirs and assigns (AECOM and each such person being the "Indemnified Parties") for the cost of defense and for damages awarded and losses and liabilities incurred, if any, as a result of any third party claims, liabilities, suits or judgments based on or arising out of the research, development, marketing, manufacture, sale and/or provision of Licensed Products by Licensee, Affiliates and Sublicensees, and/or the licenses granted under this Agreement, or otherwise related to the conduct of Licensee's, Affiliates' or Sublicensees' business, so long as such claims, liabilities, suits, or judgments are not solely attributable to grossly negligent or intentionally wrongful acts or omissions by the Indemnified Parties. This indemnity is conditioned upon AECOM's obligation to: (i) advise Licensee of any claim or lawsuit, in writing promptly after AECOM or the Indemnified Party has received notice of said claim or lawsuit, (ii) assist Licensee and its representatives, at Licensee's expense, in the investigation and defense of any lawsuit and/or claim for which indemnification is provided, and (iii) permit Licensee to control the defense of such claim or lawsuit for which indemnification is provided.

12.05 Nothing in this Agreement is or shall be construed as:

(a) A warranty or representation by AECOM that anything made or used by Licensee under any license granted in this Agreement is or will be free from infringement of patents, copyrights, and other rights of third parties; or

(b) Granting by implication, estoppel, or otherwise any license, right or interest other than as expressly set forth herein.

12.06 Except as expressly set forth in this Agreement, the parties MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, STATUTE OR OTHERWISE, AND THE PARTIES SPECIFICALLY DISCLAIM ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTY OF NON-INFRINGEMENT. IN ADDITION, NEITHER PARTY SHALL BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, HOWEVER

CAUSED, UNDER ANY THEORY OF LIABILITY AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12.07 AECOM and Licensee represent and warrant that, to the best of their knowledge, as of the Effective Date:

(a) they have the legal right and authority to enter into this Agreement and to perform all of their obligations hereunder;

(b) when executed by all parties, this Agreement will constitute a valid and legally binding obligation and shall be enforceable in accordance with its terms; and

(c) there are no existing or threatened actions, suits or claims pending or threatened against it that may affect the performance of its obligations under the Agreement.

12.08 Licensee represents and warrants that it has not relied on any information provided by AECOM, AECOM's current or former employees or the Investigators and has conducted its own due diligence investigation to its own satisfaction prior to entering into this Agreement.

12.09 Licensee represents and warrants that before Licensee, or an Affiliate or a Sublicensee makes any sales of Licensed Products or performs or causes any third party to perform any clinical trials or tests in human subjects involving Licensed Products, Licensee or Affiliates or Sublicensees, as applicable, will acquire and maintain insurance coverage reasonably acceptable to AECOM for such Licensed Products. Licensee or Affiliates will not perform, or cause any third party to perform, any clinical trials or any tests in human subjects involving Licensed Products unless and until it obtains all required regulatory approvals or clearances with respect to Licensed Products in the applicable countries. Prior to instituting any clinical trials or any tests in human subjects, or sale of any Licensed Product, Licensee shall provide evidence of such insurance to AECOM.

If AECOM determines that such insurance is not acceptable, it shall so advise Licensee in writing and Licensee shall delay such trials, tests or sales while the parties negotiate in good faith and use their best efforts to resolve the issue. In the event that, within thirty (30) days of AECOM's notice, the parties have been unable to agree on acceptable insurance coverage, they shall mutually agree upon and consult with a third party expert on insurance and risk management issues, whose costs the parties will share equally, and the parties shall cooperate in good faith with each other and with such expert to resolve the matter as expeditiously as possible. To the extent possible, AECOM shall be listed as an additional insured in Licensee's insurance policies. If such insurance is underwritten on a 'claims made' basis, Licensee agrees that any change in underwriters during the term of this Agreement will require the purchase of 'prior acts' coverage to ensure that coverage will be continuous throughout the term of this Agreement.

12.10 Licensee shall exercise its rights and perform its obligations hereunder in compliance with all applicable laws and regulations. In particular, it is understood and acknowledged that the transfer of certain commodities and technical data is subject to United States laws and regulations controlling the export of such commodities and technical data, including all Export Administration Regulations of the United States Department of Commerce. These laws and regulations, among other things, prohibit or require a license for the export of certain types of technical data to certain specified countries. Licensee hereby agrees and gives written assurance that it will comply with all United States laws and regulations controlling the export of commodities and technical data, that it will be solely responsible for any violation of such by Licensee or Affiliates or Sublicensees, and that it will defend and hold AECOM harmless in the event of any legal action of any nature occasioned by such violation.

12.11 Licensee agrees (i) to obtain all regulatory approvals required for the manufacture and sale of Licensed Products prior to marketing or selling any such Licensed Products and (ii) to utilize legally appropriate patent marking on such

Licensed Products. Licensee agrees to register or record this Agreement as is required by law or regulation in any country where the license is in effect.

12.12 Licensee agrees that any Licensed Products for use or sale in the United States will be manufactured substantially in the United States.

12.13 Any tax required to be withheld under the laws of any jurisdiction on royalties payable to AECOM by Licensee under this Agreement will be promptly paid by Licensee for and on behalf of AECOM to the appropriate governmental authority, and Licensee will furnish AECOM with proof of payment of the tax together with official or other appropriate evidence issued by the competent governmental authority sufficient to enable AECOM to support a claim for tax credit with respect to any sum so withheld. Any tax required to be withheld on payments by Licensee to AECOM will be an expense of and be borne solely by AECOM, and Licensee's royalty payment(s) to AECOM following the withholding of the tax will be decreased by the amount of such tax withholding. Licensee will cooperate with AECOM in the event AECOM elects to assert, at its own expense, exemption from any tax.

12.14 Licensee shall use all reasonable commercial efforts to bring Licensed Products to market through a thorough, vigorous and diligent program for exploitation of the Agreement Patents as timely and efficiently as possible. Such program shall include the preclinical and clinical development of Licensed Products, including research and development, manufacturing, laboratory and clinical testing and marketing of Licensed Products. The Company shall continue active, diligent marketing efforts for the Licensed Products throughout the term of this Agreement.

13. Notices

13.01 Any notice or report required or permitted hereunder shall be given in writing, and shall be deemed to have been properly given and effective upon delivery, by registered or certified mail, return receipt requested, or by facsimile with proof of receipt and a confirmation copy sent by overnight courier, or by overnight courier, to the following addresses:

To Licensee:

RemeGenix, Inc.
803 Reserve Champion Drive, #302
Rockville, Maryland 20850
Attn: J. Kelly Ganjei

To AECOM:

Albert Einstein College of Medicine
of Yeshiva University
1300 Morris Park Avenue
Bronx, NY 10461
Attention: Office of Biotechnology

With copy to:

Kenneth P. George, Esq.
Amster, Rothstein & Ebenstein
90 Park Avenue - 21st Floor
New York, NY 10016

IN WITNESS WHEREOF, the parties have entered into this Agreement effective as of the day and year first above written.

ALBERT EINSTEIN COLLEGE OF MEDICINE OF YESHIVA UNIVERSITY, A DIVISION OF YESHIVA UNIVERSITY

WITNESS:

____

____

____
Emanuel Genn
Associate Dean for Business Affairs

Date:______________________

REMEGENIX, INC.

WITNESS:

____

____

By:______________________________
Name:____________________________
Title:_____________________________

Date:__________________________

AGREED TO AND ACCEPTED BY:

____
Dr. Luciano D'Adamio

Date:________________

____
Dr. Shuji Matsuda

Date:________________

APPENDIX A - Agreement Patents

1. U.S. Provisional patent application No. 60/690,841, Title: EFFECT OF BRI PROTEINS ON Aβ PRODUCTION, filed June 14, 2005, Inventors Luciano D'Adamio and Shuji Matsuda, AR&E File No. 96700/1008.

2. PCT patent application No. PCT/US06/23135, Title: EFFECT OF BRI PROTEINS ON Aβ PRODUCTION, filed June 14, 2006, Inventors Luciano D'Adamio and Shuji Matsuda, AR&E File No. 96700/1147.

3. U.S. Provisional patent application in preparation, Presumptive Title: TRANSGENIC MAMMALS MODIFIED IN BRI PROTEIN EXPRESSION, Presumptive Inventor Luciano D'Adamio, AR&E File No. 96700/1161.

LICENSE AGREEMENT

BETWEEN
ALBERT EINSTEIN COLLEGE OF MEDICINE
AND
REMEGENIX, INC.

Table of Contents

EXHIBIT 10.2

CURRENT PATENT PORTFOLIO LISTING

YESHIVA UNIVERSITY/AECOM/
REMEGENIX, INC.

Case Number	Country	Title	Status	Case Type	Appln. No.	Filing Date
YEAE-96700/1008	United States of America	EFFECT OF BRI PROTEINS ON ABETA PRODUCTION	Expired	PRO	60/690,841	14-Jun-2005
YEAE-96700/1147	Patent Cooperation Treaty	EFFECT OF BRI PROTEINS ON A-BETA PRODUCTION	Expired	ORD	PCT/US06/23135	14-Jun-2006
YEAE-96700/1161	United States of America	TRANSGENIC MAMMALS MODIFIED IN BRI PROTEIN EXPRESSION	Expired	PRO	60/860,599	22-Nov-2006
YEAE-96700/1310	Patent Cooperation Treaty	TRANSGENIC MICE MODIFIED IN BRI PROTEIN EXPRESSION	Expired	ORD	PCT/US07/24241	20-Nov-2007
YEAE-96700/1321	United States of America	EFFECT OF BRI PROTEINS ON A-BETA PRODUCTION	Published	PCT	11/921,976	11-Dec-2007
YEAE-96700/1322	Australia	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Withdrawn	PCT	2006259482	14-June-2006
YEAE-96700/1937 (Shelston 57035AUP01)	Australia	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Pending	PCT	DIV of 2006259482	14-June-2006
YEAE-96700/1323	Canada	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Pending	PCT	2,655,048	14-Jun-2006
YEAE-96700/1324	China (People's Republic)	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Patented	ORD	200680029738.4	14-Jun-2006
YEAE-96700/1325	European Patent Convention	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Published	ORD	06773142.2	14-Jun-2006
YEAE-96700/1326	India	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Pending	PCT	365/DELNP/2008	14-Jun-2006
YEAE-96700/1327	Japan	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Published	PCT	2008-517054	14-Jun-2006
YEAE-96700/1932	Japan	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Published	PCT	Divisional of 2008-517054	14-Jun-2006
YEAE-96700/1328	Korea	EFFECT OF BRI PROTEINS ON A BETA PRODUCTION	Published	PCT	2008-7000954	14-Jun-2006
YEAE-96700/1407	Hong Kong	EFFECT OF BRI PROTEINS ON AB PRODUCTION	Published	ORD	08110382.7	14-Jun-2006
YEAE-96700/1504	United States of America	TRANSGENIC MAMMALS MODIFIED IN BRI PROTEIN EXPRESSION	Abandoned	PCT	12/312,735	21-May-2009
YEAE-96700/1848	United States of America	TRANSGENIC MAMMALS MODIFIED IN BRI PROTEIN EXPRESSION	Published	CON of 1504	13/477,397	21-May-2012
YEAE-96700/1528	European Patent Convention	TRANSGENIC MAMMALS MODIFIED IN BRI PROTEIN EXPRESSION	Published	PCT	07867549.3	20-Nov-2007
YEAE-96700/1617	Canada	TRANSGENIC MAMMALS MODIFIED BRI PROTEIN EXPRESSION	Pending	PCT	2,706,535	20-Nov-2007

EXHIBIT 99.1

2012 ANNUAL REPORT AND NOTES TO THE FINANICAL STATEMENTS



RemeGenix, Inc

Annual Financial Statements

For the Years Ended December 31, 2012 and 2011

(unaudited)

(Prepared by Management)

DELAWARE	20-4786696
(State of Incorporation)	(I.R.S. Employer ID Number)

4800 Montgomery Lane Suite 800
Bethesda, MD 20814
Tel: 518-302-1515
(301) 476-0052 - Fax

Item I. Name of Issuer:

RemeGenix, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814
Office Tel. +1 (508) 302-1515
Office Fax +1 (301) 476-0052
Website www.remegenix.com

Item II. Shares Outstanding

A. Common Stock

		December 31, 2012		December 31, 2011
Shares Authorized		23,000,000		842,105
Shares Issued		16,544,025		600,000
Freely Tradable Shares		1,674,025		0
# of Shareholders of Record		44		23 shareholders + 10 CD holders

B. Preferred Stock

None

Item III. Financial Statements

The Issuer's Interim Financial Statements for the periods ended June 30, 2012 and June 30, 2011, including: Balance Sheet, Statements of Operations, Statements of Stockholders' Equity, Statements of Cash Flows and Notes to the Financial Statements are included in this Quarterly Report as Exhibit A.

Item IV. Management's Discussion and Analysis of Financial Condition or Plan of Operation

Statements made in this Annual Report that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of Section 27A of the of the Securities Act of 1933 (the "Act") and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Unless the context otherwise requires, The "Company", "we," "us," and "our," refer to RemeGenix, Inc.

BUSINESS AND PLAN OF OPERATION

REMEGENIX, INC. ("the Company" or "the Issuer") was organized under the laws of the State of Delaware on April 28, 2006.

Management is currently engaged in research and development of its lead therapeutics drug candidate to be used in the treatment of Alzheimer's disease. The Company is also seeking relevant parties who would be willing to pay for access to its proprietary animal models for use in their own research and development efforts. To date, the Company has secured nominal revenues in exchange for providing services to two different parties. The Company anticipates with more capital that it can expand its revenue streams and secure larger funding so as to accelerate its research and development efforts.

Numerous products and product candidates exist designed to treat central nervous system (CNS) diseases such as Alzheimer's disease, but there is little doubt across the industry that the majority of the competing technologies are focused on treating the symptoms and not the cause of the disease. RGX has developed a pipeline of products addressed at treating the cause of neurodegenerative diseases and with an initial focus on Alzheimer's disease and traumatic brain injury. Our growth strategy involves in-licensing several well validated clinical candidates that are ready for Phase II clinical trials, and are in complementary disease areas.

Currently, RGX has executed an exclusive worldwide license for its technology portfolio with the Albert Einstein University College of Medicine, Yeshiva University for the intellectual property portfolio surrounding MoBA and NoMAD. Collectively, this portfolio supports RGX' core product portfolio and allows for numerous potential partnership opportunities in additional disease areas.

We are a development stage company and as such have generated limited revenues from planned and principal operations since adopting our business plan in 2007. This means there is substantial doubt that we can continue as an on-going business for the next twelve (12) months unless we obtain additional capital to pay our bills. This is because we have not generated sufficient revenue for profitable operations and do not anticipate doing so until we: 1) receive approval to sell our therapeutic products (MoBA) from the FDA, and which there is no guarantee that we may receive, and/or 2) identify interested parties willing to pay for access to use our drug development and discovery platform, NoMAD. Accordingly, we must raise cash from sources other than revenues generated such as from the proceeds of loans, sale of capital stock and advances from related parties.

Since adopting its current business plan in 2007, the Company has focused primarily on the development and commercialization of its NoMAD and MoBA products; business planning; evaluating new technologies and opportunities; and raising money.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012 we had assets of $300,735, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $488,481 consisting of $50,000 in Accounts Payable, $14,550 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $78,796 in contingent liability due to one remaining grant from the State of Maryland Department of Business and Economic Development, under certain conditions, repayment is waived, and $255,135 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $974,475. On October 12, 2012 the Company received notification that the Montgomery County Technology Growth Program grant was forgiven, and the company removed the liability and booked the income from this conversion.

As of September 30, 2012 we had assets of $243,488.16, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $475,102.91 consisting of $50,000 in Accounts Payable, $16,720.24 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $128,795.82 in contingent liability due to two grants from the State of Maryland Department of Business and Economic Development and the Montgomery County Technology Growth Program both of which, under certain conditions, repayment is waived, and $189,586.85 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $574,925.88.

As of December 31, 2011, we had assets of $184,349, in cash and intangible assets as described above, and liabilities of $714,275, consisting of $90,000 in Accounts Payable, $20,176 in bank indebtedness, $128,796 in contingent liability as described above, and $475,303 in Convertible Debt Notes. The Company had an accumulated deficit of $543,821. We will, in all likelihood, continue to sustain operating expenses with fundraising and augment such efforts as much as possible with corresponding revenues, until such time as the sales of our therapeutic products results in revenues greater than expenses or at such time as there is a business combination.

The Company is, from time to time, dependent upon our officers to meet any costs we may incur in excess of our limited cash on hand. Our Chairman and our President have, when needed, provided the necessary funds, without interest, for the Company to sustain company operations and comply with the Securities Exchange Act of 1934, as amended, provided that they are officers and directors of the Company when the obligation is incurred. All advances are, and will continue to be interest-free.

RESULTS OF OPERATIONS

Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We expect that we will require additional capital to meet our operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

The Company has devoted substantially all of its efforts toward the development of a therapeutic product for the treatment of Alzheimer's disease. The development costs associated with these efforts are enormous, and will continue for many years prior to receiving market authorization. The Company has to an extent been able to generate some small revenues to offset the costs of such development efforts and will continue to do so, however, it is anticipated that many if not the majority of the expenses related to the development of such a product will come from fundraising efforts.

GOING CONCERN.

The accompanying financial statements are presented on a going concern basis. The company's financial condition raises substantial doubt about the Company's ability to continue as a going concern. The Company does not have substantial cash or other material assets nor does it have any substantial revenues from operations. It is relying on funding from new and existing stockholders, and its officers and directors to meet its immediate and ongoing operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item V. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management team, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the last day of the fiscal period covered by this report, December 31, 2012. The term disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at a reasonable assurance level.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the period ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item VI. Legal Proceedings.

In the normal course of our business, we may periodically become subject to various lawsuits. However, to our knowledge, we are not a party to any pending or threatened material legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party. There are no past or pending trading suspensions by a securities regulator.

In October 2012, the Company settled a small state tax lien related to a dispute in its 2007 state of Maryland withholding taxes.

Item VII. Exhibits

Exhibit	Description of Exhibit
A	Annual Financial Statements for the Periods of December 31, 2011 and December 31, 2012
B	Risk Factors

Item VIII. Unregistered Sales of Equity Securities and Use of Proceeds

The Company's issuance of common stock, totaling 16,544,025 shares, was made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock.

All proceeds have been used as described in this Financial Summary.

The Company expects to raise up to $1,000,000 in funds in the near future in further reliance of Section 4(2), Regulation D, and an additional $4,000,000 pursuant to an S1 Registration Statement.

Such proceeds will be used to further the research and clinical development of its lead products, as described in more detail in the Offering Circular and Prospectus.

Item IX: Defaults Upon Senior Securities

None

Item X: Other Information

None

Item XI: Issuer's Certifications.

I, J. Kelly Ganjei, certify that:

I have reviewed this Annual Company Information and Disclosure Statement of RemeGenix, Inc.

Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

The undersigned hereby certifies that the information herein is true and correct to the best of his knowledge and belief.

/s/ J. Kelly Ganjei
J. Kelly Ganjei
President, Secretary and Chief Executive Officer

Exhibit A: Financial Statements

Financial Statements

RemeGenix, Inc

For the Periods Ended:

December 31, 2012 and December 31, 2011

(Prepared by Management)

The un-audited annual financial statements for the period ended December 31, 2012, prepared by the company, immediately follow.

REMEGENIX, INC.
(A Development Stage Company)
BALANCE SHEETS
(unaudited)

	As of Dec 31, 12 (unaudited)	As of Dec 31, 11 (unaudited)	As of Dec 30, 10 (unaudited)
ASSETS			
Current Assets			
Cash	$ 66,899.44	$ 513.32	$ 78.77
Total Current Assets	$ 66,899.44	$ 513.32	$ 78.77
Other Assets			
Intangible Assets and IP	$ 233,835.62	$ 189,835.62	$ 73,239.27
Total Other Assets	$ 233,835.62	$ 189,835.62	$ 73,239.27
TOTAL ASSETS	$ 300,735.06	$ 184,348.94	$ 73,318.04
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 50,000.00	$ 90,000.00	$ -
Bank Indebtedness	$ 14,550.24	$ 20,176.15	$ 23,940.86
Total Current Liabilities	$ 64,550.24	$ 110,176.15	$ 23,940.86
Long Term Liabilities			
License Fees	$ 90,000.00	$ -	$ -
Contingent Liability - Debt	$ 78,795.82	$ 128,795.82	$ 128,795.82
Convertible Debt Notes	$ 255,134.85	$ 475,302.85	$ 419,402.85
Total Long Term Liabilities	$ 423,930.67	$ 604,098.67	$ 548,198.67
Total Liabilities	$ 488,480.91	$ 714,274.82	$ 572,139.53
Stockholders' Equity			
Common Stock*	$ 413.76	$ 30.00	$ 30.00
Additional Paid In Capital	$ 786,315.74	$ 44,970.00	$ 44,970.00
Retained Earnings (deficit)	$ (574,925.88)	$ (543,821.49)	$ (471,671.25)
Net Income	$ (399,549.47)	$ (31,104.39)	$ (72,150.24)
Total Shareholders' Equity	$ (187,745.85)	$ (529,925.88)	$ (498,821.49)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 300,735.06	$ 184,348.94	$ 73,318.04

*Common Stock, $0.0005 par value, 23,000,000 shares authorized, 16,544,025 shares issued and outstanding as of Sept 30, 2012.

The accompanying Notes to Financial Statements are an integral part of these financial statements

REMEGENIX, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
(Unaudited)

	Twelve Months Ended December 31,	Twelve Months Ended December. 31,		From Inception Apr, 2006 through Dec. 31,
	2012	2011	2010	2012
Revenue	$ 45,000	$ 30,000	$ –	$ 89,100
Total Revenue	45,000	30,000	–	89,100
Expenses				
Research & Development	13,427.40	24,889.00	2,300.00	189,855.40
Legal Fees (IP Expenses)	53,077.00	30,903.65	59,001.83	298,050.99
Interest Expense	152,613.59	1,035.29	5,220.97	170,844.01
Gen. & Admin. Exps.	275,431.48	4,276.45	5,627.44	454,824.95
All Operating Expenses	494,549.47	61,104.39	72,150.24	1,113,575.35
Other Inc. (Exp.)	50,000.00	–	–	50,000.00
Net Income (Loss)	(399,549.47)	(31,104.39)	(72,150.24)	(974,475.35)
Basic and diluted Earnings (Loss) per Share	(0.02)	(0.002)	(0.005)	(0.06)
Weighted average number of common shares outstanding	16,544,024	15,000,000	15,000,000	16,544,024

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)

	Twelve Months Ended December 31, 2012	Twelve Months Ended December 30, 2011	2010	From Inception April 2006 through Dec. 31, 2012
<u>Cash Flows From Operating Activities</u>				
Net Income (Loss)	$ (399,549.47)	$ (31,104.39)	$(53,455.06)	$(974,475.35)
Increase (Decrease) in Accts Payable	(40,000)	90,000	–	50,000
Changes in operating assets & liabilities	–	–	–	–
Net Cash provided by (used in) operations	(445,175.38)	55,130.90	(53,350.44)	(909,925.11)
<u>Cash Flows From Investing Activities</u>				
Net cash provided by investing activities	(50,000)	(110,596.35)	31,046.12	(233,835.62)
<u>Cash Flows From Financing Activities</u>				
Common Stock Issuance For Cash	1,294,024	–	–	16,294,025
Common Stock Issuance For Expenses	250,000	–	–	250,000
Net cash provided by financing activities	561,561.50	55,900	11,113.80	1,210,660.17
Net increase (decrease)	66,386.12	435.55	(11,190.52)	66,899.44
Cash beginning of period	513.32	78.77	11,922.14	–
Cash end of period	$ 66,899.44	$ 513.32	$ 731.62	66,899.44
<u>Supplemental Disclosures of Cash Flow Information</u>				
Interest paid	$ 152,613.59	1,035.29	$ 5,220.97	$ 170,844.01
Income taxes paid	$ –	$ –	$ –	$ –

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2012
(Unaudited)

NOTE 1. NATURE AND BACKGROUND OF BUSINESS

REMEGENIX, INC. ("the Company") was organized under the laws of the State of Delaware on April 28, 2006. The Company is a development stage biotechnology company since its formation, is focused on the commercialization of disease-altering therapies to prevent and treat Alzheimer's disease. The Company has realized only nominal revenues from providing research and consulting services to two parties. Our principal executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814, and our telephone number is (518) 302-1515. We maintain a corporate website at www.corticaneuro.com and www.remegenix.com.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity." The Company is devoting substantially all of its efforts on the development of its lead compound for clinical trials and eventual product approval. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b. BASIC EARNINGS PER SHARE

The Company computes net income (loss) per share in accordance with the FASB Accounting Standards Codification ("ASC"). The ASC specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.

Basic net earnings (loss) per share amounts are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share are the same as basic earnings (loss) per share due to the lack of dilutive items in the Company.

c. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. CASH and CASH EQUIVALENT

For the Balance Sheet and Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. The Company had a balance of $66,899 in cash at December 31, 2013, and a cash balance of $513.32 in cash at December 31, 2013. The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At December 31, 2012 and 2011, there were no balances that exceeded the federally insured limit.

e. REVENUE RECOGNITION

The Company so far has recognized revenues based on providing consulting services to two different parties. Revenues for such services are recognized in the quarter in which they are performed. Such services are quoted on a net 30 receivable basis.

f. RESEARCH AND DEVELOPMENT

The Company accounts for research and development costs by expensing such costs to operations as incurred. Research and development costs primarily consist of pre-clinical development and testing costs, including payments in cash made to contracted research organizations, personnel costs, outsourced research activities, laboratory supplies, and certain intellectual property expenses related to license obligations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts will be expensed as the related goods are delivered or the services are performed.

g. ASSETS: LICENSE AGREEMENTS AND INTELLECTUAL PROPERTY

Costs associated with the initial upfront payment and yearly costs associated with maintaining the license are treated as depreciable assets. Depreciation is expensed on a 20 year (based on the life of the patent) schedule. In the event of a termination of a license, the asset is depreciated fully on the year of termination.

Costs associated with the maintenance and prosecution of the Intellectual Property under the license that are paid directly to the law firm handling the prosecution are treated as General & Administrative Expenses.

h. INCOME TAXES

Income taxes are provided in accordance with the FASB Accounting Standards Classification. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

i. IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash or other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

NOTE 4. STOCKHOLDERS' EQUITY COMMON STOCK

The authorized share capital of the Company consists of 23,000,000 shares of common stock with $0.0005 par value. No other classes of stock are authorized.

COMMON STOCK: As of September 30, 2012 and December 31, 2012, there were a total of 16,544,025 common shares issued and outstanding. As of December 31, 2010 and December 31, 2011 there were a total of 15,000,000 and 15,000,000 common shares issued and outstanding, respectively (factoring in the 25:1 split that occurred on July 23, 2012).

The Company's first issuance of common stock, totaling 3,000 shares with a par value of $0.01, took place in June 6th, and 22nd 2006 pursuant to the Shareholders' Agreements between the three original founders of the Company (wherein each founder received 1,000 shares).

On August 6, 2006 the Company's stock was split 200:1 (such that each of the three co-founders had 200,000 shares) and the number of authorized shares of Common Stock was increased to 842,105. On November 15, 2007 one of the founders (SO) exchanged shares of an unrelated entity that all three co-founders also owned such that the two founders (LD and KG) received an equal distribution (100,000 each) of SO's shares of Common Stock in exchange for all of the two founders (KG and LD) holdings in the unrelated entity.

The Company entered into several Convertible Debt Agreements with various parties from March 2007 to December 2008. The Agreements stated that the principal shall earn interest at 10% from the effective date, and that the principal and interest of such Agreements was convertible at a set valuation of $8,000,000. All of these notes were converted on July 23, 2012 in exchange for 1,294,025 shares.

The Company entered into an Agreement with the Alzheimer's Drug Discovery Foundation ("ADDF") on May 30, 2008 in which the Company received $100,000 in grant funding (pursuant to a convertible debt Agreement with 20% warrant coverage). Per the terms of the Agreement, ADDF was granted warrants equivalent to $20,000 at a strike price of $9.50 per share. This Convertible Note has a maturity date of May 30, 2013.

On July 17, 2012, the Company entered into an Investment Agreement with Kodiak Capital.

On July 20, 2012 the Company increased the authorized shares to 23,000,000 with a par value of $0.0005.

On July 23, 2012 the Company's stock was split 25:1, resulting in 14,750,000 issued and outstanding shares of Common Stock.

On July 23, 2012 the Company converted $339,500 in principle and $152,229.50 in interest due to various Convertible Debt Notes into 1,294,025 shares of Common Stock. Interest was calculated using compounding 10% interest, and converted at a pre-Forward Split basis of $9.50/share.

On July 23, 2013 the Company issued 250,000 shares to Kodiak pursuant to the terms of the Investment Agreement.

As a result, as of December 31, 2012 there were a total 16,544,025 common shares issued and outstanding and a total of 52,650 warrants (with a strike price of $0.38) to acquire common shares.

NOTE 5 - EARNINGS PER SHARE

The computation of earnings per share for the twelve-months period ended December 31, 2012 is as follows:

			12-31-2012
INCOME/LOSS PER COMMON SHARE, BASIC			
Numerator	Net income (loss)	$	(399,549.47)
Denominator	Weighted-average shares		16,544,024
Net loss per common share		$	(0.02)

For the period from inception (April 28, 2006) to September 30, 2012 there were 52,650 (post forward split) shares issuable upon exercise of warrants, however the exercise prices are such that issuance of these shares would be non-dilutive. Thus diluted earnings per share were the same as basic earnings per share at all times.

NOTE 6. INCOME TAXES

As of December 31, 2012, 2011 and 2010 the Company had federal net operating loss (NOL) carryforwards of approximately $974,475.35, $574,925.88 and $543,821.49, respectively, which may be used to offset future taxable income. The NOL and tax credit carryforwards will expire at various dates through 2031, and are subject to review and possible adjustment by federal and state tax authorities. The Internal Revenue Code contains provision that may limit the NOL and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders under Section 382 of the Internal Revenue Code.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 8. WARRANTS AND OPTIONS

On May 30, 2008, the Company issued 2,106 warrants exercisable into 2,106 shares of the Company's common stock. These warrants were issued per the Convertible Debt Agreement between the Company and the ADDF pursuant to the Convertible Debt grant funding provided to the Company by the ADDF. The ADDF received an aggregate of 2,106 warrants consisting of 2,106 Warrants each convertible into one share of common stock at an exercise price of $9.50. All warrants are exercisable at any time prior to May 30, 2013. Pursuant to the 25:1 forward split of the Company's Common Stock on July 23, 2012, the warrants have been adjusted accordingly such that the ADDF now holds an aggregate of 52,650 warrants consisting of 52,650 Warrants each convertible into one share of Common Stock at an exercise price of $0.38. As of the date of this report, no warrants have been exercised.

NOTE 9. COMMITMENT AND CONTINGENCY

There is no commitment or contingency to disclose during the period ended December 31, 2012 and 2011.

NOTE 10. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events in accordance with ASC Topic 855 and the Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 11. SIGNIFICANT TRANSACTIONS & RESTATEMENTS

a) The Company restated interest expense for the years ending December 31, 2012, 11, and 10, and the cumulative interest expenses of $152,613, $1035, $5221 and $170,844, respectively. The previously reported financial statements incorrectly included several miscellaneous bank charges that were not interest expenses.
b) The increase in cash balance from $9,653 at September 30, 2012 to $ $66,899 at December 31, 2012 was due to cash received pursuant to a convertible debt financing executed on October 18, 2012.
c) The reduction in contingent liability of $128,796 at December 31, 2011 to $78,796 at December 31, 2012 was due to the forgiveness of the Montgomery County Technology Development Grant. Accordingly, the Company recorded the $50,000 grant as other income in the fourth quarter and reduced the contingent liability.
d) On July 23, 2012 the Company converted $339,500 of principle and $152,230 in interest due to various convertible debt notes into 1,294,025 shares of common stock. The Company also issued 250,000 shares of Common stock to Kodiak Capital per the terms of an Investment Agreement executed between the

Company and Kodiak Capital. The Company booked the expense of these shares in the fourth quarter. Collectively, as a direct result of these conversions and shares issued to Kodiak Capital, the additional paid in capital increased from $44,970 at December 31, 2011 to $786,316 at December 31, 2012.

e) The statement of cash flows from the September 30, 2012 financials showed common stock issuance for cash of 1,544,024 (which included the 250,000 shares issued to Kodiak Capital), and this has now been restated as 1,294,024 of common stock issuance for cash and 250,000 of common stock issuance for expenses.

Exhibit B: Risk Factors

Our business, financial condition, operating results and prospects are subject to the following material risks. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment in the shares of our Common Stock.

Risks Related to Our Securities if the Company successfully lists its stock on the OTCBB market

There may not be an active, liquid trading market for our Common Stock.

The Company lists its common stock under the trading symbol RGXX on the Over-The-Counter Bulletin Board, or OTCBB, which is generally recognized as being a less active market than NASDAQ. Also, the pool of potential investors who may buy and sell on the OTCBB is limited. Many institutional investors have policies which preclude them from doing so. You may not be able to sell your shares at the time desired or at the price desired. There may be significant consequences associated with our stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

- limited dissemination of the market price of our securities;
- limited news coverage;
- limited interest by investors in our securities;
- volatility of our stock price due to low trading volume;
- increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and
- limited ability to issue additional securities or to secure additional financing.

The market for our Common Stock may be limited, because our Common Stock will be subject to "penny stock" rules.

Our Common Stock is subject to the SEC's "penny stock" rules. As a result, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected. Under the "penny stock" rules promulgated under the Exchange Act, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

- make a special written suitability determination for the purchaser;
- receive the purchaser's written agreement to a transaction prior to sale;
- provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and
- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result of these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed, and stockholders may find it more difficult to sell our Common Stock.

Your ability to sell your shares in the secondary trading market may be limited, because our Common Stock is quoted on the "OTCBB.".

While the Company's stock is quoted on the over-the-counter market on the OTCBB, as described above, the liquidity of our Common Stock will be limited, not only in regard to the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media of our Company. As a result, prices for shares of our Common Stock may be lower than might otherwise be the case if our Common Stock were quoted and traded on NASDAQ or a national securities exchange.

The price of our Common Stock may be highly volatile.

The share prices of publicly traded biotechnology and emerging pharmaceutical companies, particularly companies without consistent product revenues and earnings, can be highly volatile and are likely to remain highly volatile in the future. The price at which our Common Stock is quoted and the price which investors may realize in sales of their shares of our Common Stock (which may be materially different) will be influenced by a large number of factors, some specific to us and our operations, and some unrelated to our operations. Such factors may cause the price of our stock to fluctuate frequently and substantially. Such factors may include large purchases or sales of our Common Stock, positive or negative events relating to other companies developing drugs for Alzheimer's, positive or negative events relating to healthcare and the overall pharmaceutical and biotech sector, currency fluctuations, legislative or regulatory changes, and/or general economic conditions. In the past, shareholder class action litigation has been brought against other companies that experienced volatility in the market price of their shares. Whether or not meritorious, litigation brought against a company following fluctuations in the trading price of its common stock can result in substantial costs, divert management's attention and resources, and harm the company's financial condition and results of operations.

Kodiak Capital concentration limits of ownership may have a negative effect on their ability to purchase shares of our Common Stock if the share price falls below a certain price.

Kodiak Capital collectively cannot exceed beneficially owned an aggregate nine and ninety nine one hundredths percent (9.99 %) of our issued and outstanding Common Stock. This concentration of ownership may be reached substantially earlier than expected, if the trading price of our common stock declines significantly over the offering period. If this concentration limit is reached earlier than expected it will have a negative impact on the amount of funds the Company is eligible to receive from Kodiak in a given time period.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the market price of our Common Stock.

We have not paid any cash dividends on our Common Stock to date in the Company's history, and we do not intend to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Also, any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of our Common Stock.

Our ongoing operations will require substantial ongoing funding through equity and/or debt issuances. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Drug development, and more specifically clinical trials are very expensive (especially when they involve a large numbers of patients and trial sites) and require substantial funding throughout their

execution. We currently have plans to conduct a phase I/II clinical trial once we have completed sufficient pre-clinical studies as required by the USFDA, and these pre-clinical studies and the extent to which we need to establish efficacy in a combined Phase I/II clinical trial may require a large number of patients to be enrolled and followed for a long period of time. Therapeutic products with cognitive endpoints like ours may require extensive and long-term follow-up in order to achieve a statistically significant benefit. As such, until we have completed additional pre-clinical studies and discussed these results with the USFDA, the Company does not know exactly how many patients will ultimately be required for these clinical trials, and is basing its cost estimates and projections on industry comparables which are subject to significant variations. The initiation, execution and completion (if successful) of well thought out and strategically designed clinical trials is how biotech companies like ours move their products towards commercialization and build company value. At the same time, such operations require substantial amounts of ongoing funding throughout their execution. Such funding must be obtained through issuance of equity and/or incurring debt (which is usually convertible debt, convertible in to equity at the investor's option). Accordingly, we will have to obtain substantial ongoing funding throughout the execution of our pre-clinical studies and clinical trials through the issuance of substantial additional equity and/or incurring substantial additional debt. This may have a negative effect on the market price of our Common Stock, and it will dilute existing share ownership.

The Purchase Agreement overall will involve registration and sale of a significant amount of our Common Stock, through a series of registration statements over a period of up to 12 months. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Under the Purchase Agreements executed with Kodiak Capital, we may sell up to $5 million ($1M before registration and $4M after registration) of our Common Stock to the Selling Stockholder during the 12-month period starting on July 17, 2012. The actual number of shares which we may end up selling is unknown at present, as we do not yet know how much of that capacity we will choose to use, nor the timing of when we will choose to use it, nor the market price of our stock at the various times we choose to use it. However, the number of shares that we will sell under the Purchase Agreement, and that the Selling Stockholder will, in turn, re-sell in the market, is likely to be substantial. As with any small biotech company stock, our Common Stock may experience negative effects from the sale of additional stock during the course of the clinical trials, and such additional stock will dilute existing share ownership.

This registration statement is registering the first 10,000,000 shares of our Common Stock for resale by the Selling Stockholder pursuant to the Purchase Agreement. Such resale may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Pursuant to this registration statement, of which this Prospectus forms a part, we are registering 10,000,000 shares of our Common Stock. These shares comprise the first tranche of the total potential shares to be registered and sold pursuant to the Purchase Agreement, as described above. This first tranche of shares constitutes a substantial amount, relative to our total issued and outstanding shares at present. The sale of these shares may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Substantial amounts of our previously issued Common Stock are now and/or will soon be eligible for resale under Rule 144. This may have a negative effect on the market price of our Common Stock.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a six- month holding period may, under certain circumstances, sell within any three-month period a number of

securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. In addition, under certain circumstances Rule 144 also permits the sale of securities, without any limitation, by a person who is not an affiliate of the Company (as such term is defined in Rule 144(a)(1)), and who has satisfied a one-year holding period.

As of December 31, 2012, approximately 1,924,024 shares of our Common Stock were previously issued as restricted securities as defined under Rule 144 of the Securities Act of 1933, as amended (the "Act") and are outstanding. Of these, approximately 1,674,024 shares of such restricted stock have been outstanding for more than six (6) months and some or all of these shares may be resold without registration pursuant to Rule 144.

As of December 31, 2012, approximately 14,620,000 shares of Common Stock are held by the two founders of the Company, and another 3,750,000 options are eligible for conversion into Common Stock, which are subject to affiliate restrictions of trading for an extended period of time.

If substantial amounts of such shares are sold pursuant to Rule 144, this may have a negative effect on the market price of our Common Stock.

The Selling Stockholder will pay less than the then-quoted market price for our Common Stock, under the formula specified in the Purchase Agreement, and this could have a negative effect on the market price of our Common Stock.

As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, the Put Shares of Common Stock that we will put to the Selling Stockholder will be purchased by the Selling Stockholder at a discount price. In our case, the discount price will be equal to a formula specified in the Purchase Agreement: the price will be eighty-five percent (85%) of the lowest closing bid prices of our Common Stock during the five (5) trading days prior date on which the Company delivers the Put Notice to the Selling Stockholder under the Purchase Agreement. To the extent that we (the Company) choose to exercise the put right, and sell Put Shares to the Selling Stockholder, your ownership interest will be diluted. As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, it is anticipated that he Selling Stockholder, in turn, will sell the Put Shares of our Common Stock immediately upon receiving the Put Shares in order to minimize their risk and exposure in regard to the Put Shares, and in order to realize any profit involved. When the Selling Stockholder resells the Put Shares, this could have a negative effect on the market price of our Common Stock.

We may not have access to the full amount available under the Purchase Agreement.

The only way we are able to access the funding provided for in the Purchase Agreement is by selling Put Shares of our Common Stock to the Selling Stockholder. In order for us to be able to sell Put Shares, there must be an effective registration statement in place covering the resale of such Put Shares by the Selling Stockholder, and certain other conditions must be met.

So, our ability to sell Put Shares of our Common Stock to the Selling Shareholder will not begin until this registration statement, of which this Prospectus is a part, is declared effective by the SEC, and will only continue as long as this registration statement remains effective.

Our ability to sell further Put Shares to the Selling Stockholder, beyond the initial Put Shares covered in this registration statement, will only arise if and to the extent that we prepare and file one or more

additional registration statements covering the resale of further Put Shares under the Purchase Agreement, and such registration statements become effective (and if certain other conditions are satisfied).

These subsequent registration statements may be subject to review and comment by the Staff of the SEC, and will require the consent of our independent registered public accounting firm. Therefore, the timing of these subsequent registration statements cannot be assured, nor can their effectiveness be assured. Accordingly, there is no guarantee that we will be able to draw down all or any portion of the rest of the funding that is potentially available to us under the Purchase Agreement.

We have a number of securities convertible into, or allowing the purchase of our common stock. Investors in this offering could be subject to increased dilution. Also, the issuance of additional shares as a result of such conversion or purchase, or their subsequent sale, could adversely affect the price of our common stock.

Investors in this offering will be subject to increased dilution upon conversion of certain existing and/or new convertible debt and upon the exercise of outstanding stock options and warrants. There were 20,294,025 shares of our common stock outstanding as of December 31, 2012, including 3,750,000 options granted to the 2 founders of the company. As of that date, outstanding convertible debt and contingent liabilities of $255,135 and $78,796 respectively could be converted into shares of our common stock. Stock options and warrants outstanding that are exercisable represented an additional 52,650 shares of our common stock that could be issued (for which cash would need to be remitted to us for the warrant holder exercise) in the future. Most of the outstanding shares of our common stock, as well as the vast majority of the shares of our common stock that may be issued under our outstanding options and warrants, are restricted from trading and/or have the contractual right to be registered, as discussed in more detail above in the Risk Factor discussing Rule 144.

Any significant increase in the number of shares offered for sale could cause the supply of our common stock available for purchase in the market to exceed the purchase demand for our common stock. Such supply in excess of demand could cause the market price of our common stock to decline.

Risks Related to Our Company and Operations

The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes- Oxley Act may strain our resources and may divert management's attention from other business concerns, both of which may have a material adverse effect on our business.

Our management has identified internal control deficiencies, which our management and our independent auditor believe constitute material weaknesses.

In connection with the preparation of our financial statements for the year ended December 31, 2011, June 30, 2012 and prior years, our management identified certain internal control deficiencies that, in the aggregate, represent material weaknesses, including:

- lack of a sufficient number of independent directors on our audit committee
- lack of a financial expert on our audit committee
- insufficient segregation of duties in our finance and accounting function due to limited personnel

We intend to take appropriate and reasonable steps, in due course, to make the necessary improvements to address these deficiencies, but the timing of such steps is uncertain and the availability of funding and resources for such steps are also uncertain. Our ability to attract qualified individuals to serve on our Board and to take on key management roles within the Company is also uncertain. Our failure to successfully remedy the existing weaknesses could lead to heightened risk for financial reporting mistakes and irregularities, and/or lead to a loss of public confidence in our internal controls that could have a negative effect on the market price of our Common Stock.

We will need to continue raising substantial funding, on an ongoing basis, for general corporate purposes and operations, including our clinical trials. Such funding may not be available or may not be available on attractive terms.

As of September 30, 2012, we had approximately $10,000 of cash on hand. We will need substantial additional funding, on an ongoing basis, in order to continue execution of our clinical trials to move our product candidates towards commercialization, to continue prosecution and maintenance of our large patent portfolio, to continue development and optimization of our manufacturing and distribution arrangements, and for other corporate purposes. We are pursuing financing with several parties, which we hope to complete later this year in addition to the sales of Put Shares under the Purchase Agreement. However, there can be no assurance that we will be able to complete any of the financings, or that the terms for such financings will be attractive. Any financing, if available, may include restrictive covenants and provisions that could limit our ability to take certain actions, preference provisions for the investors, and/or discounts, warrants or other incentives. Any financing will involve issuance of equity and/or debt, and such issuances will be dilutive to existing shareholders. If we are unable to obtain additional funds on a timely basis or on acceptable terms, we may be required to curtail or cease some or all of our operations at any time.

We are likely to continue to incur substantial losses, and may never achieve profitability.

We have incurred net losses every year since our formation in April of 2006, and had a deficit accumulated during the development stage of approximately $974K as of December 31, 2012. We expect that these losses will continue, and we anticipate negative cash flows from operations for the foreseeable future. We may never achieve or sustain profitability.

As a development stage company with a novel technology and unproven business strategy, our limited history of operations makes an evaluation of our business and prospects difficult.

We have had a limited operating history and we are still in the process of developing our product candidates through research and development and eventually clinical trials. Our technology is novel and involves assumptions about biological processes that are still debated among experts in the field. Alzheimer's therapies have been pursued by many parties for decades, and have experienced many failures. Our technology involves a novel approach to altering the course of the disease based on solid proof of concept data, but also involves a relatively new class of drug (peptide) and thus, relatively novel product economics and business strategies, which has limited examples of commercial success. We have not yet completed sufficient animal studies to predict with any certainty any of the potential issues we might have with the scale up required for commercial scale, nor have we finalized the route of administration for delivery of the drug into the brains of patients affected with Alzheimer's. This limited operating history, along with the novelty of

our technology, product economics, and business strategy, and the limited scale of our operations to date makes it difficult to assess our prospects for generating revenues commercially in the future.

We will need to expand our management and technical personnel as our operations progress, and we may not be able to recruit such additional personnel and/or retain existing personnel.

We operate the company in a virtual environment. Many, and at times, all of our personnel are retained on a consulting or contractor basis. Biotech companies typically have a larger number of employees as they progress the product through various development stages, and consequently have an increasing burn rate over time. The Company, by implementing a virtual operation, currently has the ability to focus its resources on the development work required vs the large overhead of carrying such personnel, when much of the work is being done through its contractors. Developing drugs require extensive and diverse management activities and skill sets, including scientific, medical, regulatory (FDA or foreign counterpart), manufacturing, distribution and logistics, site management, business, financial, legal and public relations outreach to both the patient community and physician community, and the Company and its founding management have a vast network of resources to pull such expertise from on a consulting and contract basis so as to maintain a lean overhead rate. In addition, for overall company operations, other necessary management activities and skill sets involving intellectual property, administrative, regulatory (SEC), investor relations are also handled by outside consultants on an as needed basis.

Our performance and success are dependent upon the efforts and abilities of our management, and medical and scientific personnel, whether they are employees or consultants. Nonetheless, our growth will eventually require hiring a significant number of qualified technical, commercial, business and administrative personnel. If we are unable to attract and retain the qualified personnel necessary to develop our business, perform contractual obligations under our AECOM license agreement and maintain appropriate licensure, on acceptable terms, we may not be able to sustain our operations or achieve our commercialization and other business objectives and we may fail to grow or sustain our business as a going concern.

While not expected, it is possible that at such time as the Company seeks to expand, the available pool of personnel with such expertise and experience may not be readily available, and will have to expand its search internationally making the cost of hiring such personnel cost prohibitive or even impossible. In addition, our company is small and has limited resources, our business prospects are uncertain and our stock price is volatile. For some or all of such reasons, we may not be able to recruit all the management and technical personnel we need, and/or we may not be able to retain all of our existing personnel. In such event, we may have to continue our operations with a smaller than usual team of personnel, and our business and financial results may suffer.

The necessary specialized facilities, equipment and personnel may not be available or obtainable for the scale-up of manufacturing of our product candidates or the drug delivery vehicles that our drug substance requires in order to deliver our drug to the brain.

While the manufacture of peptides is rather simple, the manufacture of peptides in context with complex drug delivery methods may not be, especially since the Company has not yet completed the studies yet to determine the exact formulation of such drug delivery compositions. It is possible that such drug delivery-peptide compositions will require specialized facilities, equipment and personnel which are entirely different than what is required for manufacturing of our peptides alone. Scaling up the manufacturing of such composite products to volume levels required for commercialization may require unknown amounts of specialized facilities, equipment and personnel. Since such drug delivery products are so new, and have limited commercialization experience, the supply of the specialized facilities, equipment and personnel

needed for them has not yet developed. It may not be possible for us (or our CMO) to obtain all of the specialized facilities, equipment and personnel needed for commercialization of our composite product candidates. This could delay or halt our commercialization.

Our technology is novel, involves a complex pathway, and may not prove to be effective.

The scientific community and physician community have been trying for over 100 years to develop drugs that can recover the cognitive functions lost in the progression of Alzheimer's disease. There have been many different product designs – and many product failures and company failures. To date, only five drugs have been approved to treat symptomatic memory loss, but none are approved to alter the course of the disease and as such are only effective therapies for a limited period of time. The pathology of Alzheimer's is complex, with many diverse elements, and the state of scientific understanding of the disease is still evolving. Other therapies developed by other parties delivered promising results in early development including clinical trials, but failed in later stage clinical trials due to unexpected toxicities and/or lack of efficacy as measured by an recovery of cognitive function. To date, we have only conducted early stage pre-clinical feasibility studies in limited numbers of animal models. Although the results of those studies were quite positive, those results may not be achieved in our clinical trials, and our product candidates may not ultimately be found to be effective.

Clinical trials for our product candidates are expensive and time consuming and their outcome is uncertain.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is expensive, lengthy and uncertain. It can vary substantially, based upon the type, complexity and novelty of the product involved. Clinical trials are especially expensive (typically requiring tens of millions of dollars), and take years to reach their outcomes. Such outcomes often fail to reproduce the results of earlier trials. It is often necessary to conduct multiple late stage trials in order to obtain sufficient results to support product approval, which further increases the expense. Sometimes trials are further complicated by changes in requirements while the trials are under way (for example, when the standard of care changes for the disease that is being studied in the trial). Accordingly, any of our current or future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, either of which could delay or stop the commercialization of our product candidates.

We have limited experience in conducting and managing clinical trials.

We rely on third parties to assist us, on a contract services basis, in managing and monitoring all of our pre-clinical studies and clinical trials. We do not have experience conducting clinical trials ourselves, without third party service firms, nor do we have experience in supervising such third parties in managing clinical trials. Our lack of experience and/or our reliance on these third party service firms may result in delays or failure to complete these trials successfully and on time. If the third parties fail to perform, we may not be able to find sufficient alternative suppliers of those services in a reasonable time period, or on commercially reasonable terms, if at all. If we were unable to obtain alternative suppliers of such services, we might be forced to delay, suspend or stop development of our drug candidates until such time as we find suppliers meeting our requirements.

Multiple late stage clinical trials of our lead product may be required before we can obtain regulatory approval.

Typically, companies conduct multiple late stage clinical trials of their product candidates before seeking product approval. While under certain circumstances, the FDA and the European Medicines Agency

("EMA") or other International regulatory agencies could accept a larger well designed Phase II study as a single study in support of approval, it is not yet known whether any of them will do so in this case, and it is also possible that the Company will have to perform more than one Phase III study (as has happened in the past with therapies designed to treat Alzheimer's disease). Even if the results are as positive and compelling as in our pre-clinical studies, we may be required to conduct additional late stage trials before we can obtain product approval. This would substantially delay our commercialization. There is also some possibility that changes within the FDA or other regulatory body or changes in the trial design requested by such authority could complicate the application process for product approval. In addition, a number of products are under development for Alzheimer's in the US and Internationally. It is possible that the standard of care for Alzheimer's could change while our drug development is still under way based on the results of studies that are currently underway. This could necessitate additional and/or differently designed clinical trials with our product candidate for Alzheimer's.

We may not receive regulatory approvals for our product candidates or there may be a delay in obtaining such approvals.

Our products and our ongoing development activities are subject to regulation by regulatory authorities in the countries in which we or our collaborators and distributors wish to test, manufacture or market our products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in other jurisdictions. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use.

The time taken to obtain regulatory approval varies between countries. In the US, for products without "Fast Track" status, it can take up to eighteen (18) months after submission of an application for product approval to receive the FDA's decision. Even with Fast Track status, FDA review and decision can take up to twelve (12) months. At present, we do not have Fast Track status for any of our products.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements, as well as case load at the regulatory agency at the time.

We may fail to comply with regulatory requirements.

Our success will be dependent upon our ability, and our collaborative partners' abilities, to maintain compliance with regulatory requirements, including current good manufacturing practices ("cGMP") and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Regulatory approval of our product candidates may be withdrawn at any time.

After regulatory approval has been obtained for medicinal products, the product and the manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Regulators may also subject approvals to restrictions or conditions, or impose post-approval obligations on the holders of these approvals, and the regulatory status of such products may be

jeopardized if such obligations are not fulfilled. If post-approval studies are required, such studies may involve significant time and expense.

Our product candidates may require a different formulation and/or route of administration than conventional therapeutic products, and this may impede commercialization of our product candidates.

Our MoBA product candidate consists of peptides administered to the brain of patients affected by Alzheimer's disease. In order for the drug to successfully reach the brain, the peptides must likely be combined with a drug delivery technology that facilitates administration of the peptide to the brain of the patient, since traditional drug formulations will most likely not support a clinically meaningful concentration of drug. Such drug delivery technology may be invasive, such as the case with direct administration to the brain, or may limit the shelf life of the drug substantially, and/or may require different processing for the handling, distribution and delivery than traditional chemical or biologic drugs. For all of these reasons, among others, we may not be able to use the distribution networks and processes that already exist for conventional drugs. It may take time for shipping companies, hospitals, pharmacies and physicians to adapt to the requirements for handling, distribution and delivery of these products, which may adversely affect our commercialization.

Our product candidates may require different marketing and sales methods and personnel than conventional therapeutic products, depending on its formulation and route of administration. Also, we lack sales and marketing experience. These factors may result in significant difficulties in commercializing our product candidates.

The commercial success of any of our product candidates will depend upon the strength of our sales and marketing efforts. We do not have a marketing or sales force and have no experience in marketing or sales of products like our lead product, MoBA. To fully commercialize our product candidates, we will need to recruit and train marketing staff, and a sales force with technical expertise and ability to manage the distribution of MoBA. As an alternative, we could seek assistance from a corporate partner or a third party services firm with a large distribution system and a large direct sales force. If MoBA has specific or unusual handling or routes of administration, we may still have to train such partner's or such services firms' personnel about our products, and would have to make changes in their distribution processes and systems to handle our products. We may be unable to recruit and train effective sales and marketing forces or our own, or of a partner or a services firm, and/or doing so may be more costly and difficult than anticipated. Such factors may result in significant difficulties in commercializing our product candidates, and we may be unable to generate significant revenues.

The availability and amount of potential reimbursement for our product candidates by governmental and private payers is uncertain and may be delayed and/or inadequate.

The availability and extent of reimbursement by governmental and/or private payers is essential for most patients to be able to afford expensive treatments, such as Alzheimer's treatments. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payers tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement price for fundamentally novel products such as ours, as there have been no products approved that alter the course of Alzheimer's disease.. Although CMS approved coverage and reimbursement for the five drugs approved for the symptomatic treatment of Alzheimer's, and the Company's projections

include substantial price mark-up over the existing approved drugs, there is no indication that a price increase will be justifiable or allowed by the CMS for new drugs that are approved in this class.

Various additional factors could increase the difficulties for our MoBA to obtain reimbursement. Approval of competing disease modifying products (drugs and/or devices) for the same disease indications could make the need for our products and the cost-benefit balance seem less compelling. The cost of our product may be limited if the required dosing of the product is more frequent (twice or more daily vs weekly or monthly), thus requiring the Company to focus its efforts on reducing the cost of goods as soon as possible. Thus, if we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected.

The methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Medicare Prescription Drug, Improvement, and Modernization Act (the "Medicare Modernization Act"), enacted in 2003, provided for a change in reimbursement methodology that has reduced the Medicare reimbursement rates for many drugs.

In markets outside the US, where we plan to operate in the future, the prices of medical products are subject to direct price controls and/or to reimbursement with varying price control mechanisms, as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the US. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Accordingly, in markets outside the US, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenues and profits.

Competition in the biotechnology and biopharmaceutical industry is intense and most of our competitors have substantially greater resources than we do.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several major companies with strong financial backing, such as Johnson and Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, ~43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Of the companies developing new drugs, according to Frost and Sullivan, nearly 38% are developing drugs focused on APP and Abeta, and more than 50% of the drugs in development are focused on cognitive enhancers similar to the 4 approved drugs, and the remaining percentage on novel mechanisms of action. Several of these groups have reached late stage clinical trials: As of August 20, 2012, there are 137 active, enrolling clinical trials referencing Alzheimer's as the indication via clinicatrials.gov listed the following studies with open enrollment:

20	Phase IV
20	Phase III
6	Phase II/III
58	Phase II

7	Phase I/II
26	Phase I

Notwithstanding the competition described above, recently the failure of JNJ, Pfizer, Eli Lilly and Élan's Bapineuzumab phase III clinical trial further emphasizes the need for novel, well designed disease altering drugs, and animal models that faithfully reconstruct the biology of dementia, and at the same time supports our scientific hypothesis, since we and others predicted the failure of this drug, based on our scientific hypothesis that amyloid plaques are not the cause of the disease, and as such, creating drugs that target this stage of the disease will not be clinically beneficial.

Most of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing and sales than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they enter into collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs, and in obtaining sites for our clinical trials and enrolling patients.

Our competitors may develop more effective or affordable products, or achieve earlier or greater patent protection or earlier product marketing and sales. Any products developed by us may be rendered obsolete and non-competitive.

We may be prevented from using the MoBA and/or NoMAD names commercially in the US and/or Europe.

The USPTO, US FDA and/or EU EMA may not approve the name MoBA for use commercially and/or clinically, and the USPTO may not approve or grant allowance for use of the name NoMAD commercially. Failure to obtain the approval for the use of the MoBA and/or NoMAD names in US and/or Europe would require us to market our product candidates under a different name, which could impair the successful marketing of our product candidates and may have a material adverse effect on our results of operations and financial condition.

Competing generic medicinal products may be approved.

The approval of generic medicinal products once patent protection and other forms of data and market exclusivity have expired could significantly impair our ability to generate revenues or achieve long-term profitability by creating significant competition from such products which may reduce sales of our products.

We may be exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future, if at all.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Insurance coverage may not be available to us at on commercially reasonable terms (including acceptable cost), if at all. Insurance that we obtain may not be adequate to cover claims against us. Regardless of whether they have any merit or not, and regardless of their eventual outcome, product liability claims may result in decreased demand for our product candidates, injury to our reputation, withdrawal of clinical trial participants or physicians, and/or loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We may from time to time store, handle, use and dispose of controlled hazardous, radioactive and biological materials in our business. Our current use of these materials generally is below thresholds giving rise to burdensome regulatory requirements. Our development efforts, however, may result in our becoming subject to additional requirements, and if we fail to comply with applicable requirements we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released or disposed of at our future facilities or at locations to which we send materials for disposal, we could be liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs.

Insurance covering certain types of claims of environmental damage, or injury resulting from the use of these materials, is available but can be expensive and is limited in its coverage. We have no insurance specifically covering environmental risks or personal injury from the use of these materials and if such use results in liability, our business may be seriously harmed.

Our intellectual property rights may not provide sufficient commercial protection for our product candidates, or third parties may infringe upon our intellectual property.

Patent laws afford only limited protection and may not protect our rights to the extent necessary to sustain any competitive advantage we may have. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in those countries. Moreover patents and patent applications relating to method of use often involve complex factual and legal issues, and may be subject to limitations and reduction in scope if found to infringe upon pre-existing compositional intellectual property or prior art – and as a result, are uncertain.

We have, through our license with Albert Einstein College of Medicine (AECOM), 1 patent granted in China and 12 patent applications pending in regard to our product candidates, and related matters. This issued patent, and the patent applications once granted, will expire at various dates from 2025-2026. Any issued patents, or patent applications that issue in the future may, at any time, be challenged, and such challenges may result in reductions in scope or invalidations. Such pending patent applications may not result in issued patents. Moreover, these patents and patent applications may not be sufficiently broad to prevent others from using substantially similar technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies, or design around these patented and patent pending technologies.

We have taken security measures (including execution of confidentiality agreements) to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Our success will depend, in part, on whether we can: obtain patents to protect our own products and technologies; obtain licenses to use the technologies of third parties if necessary, which may be protected by patents; and protect our trade secrets and know-how. Our inability to obtain and rely upon patents essential to our business may have a material adverse effect on our business, operating results and financial condition

We may be unable to maintain our licenses, patents or other intellectual property and could lose important protections that are material to continuing our operations and growth and our ability to achieve profitability.

Our license agreement with the AECOM and other such license agreements we may enter into require us to pay license fees, royalties and milestone payments and fees for patent filings and applications. Obtaining and maintaining patent protection and licensing rights also depends, in part, on our ability to pay the applicable filing and maintenance fees. Our failure to meet financial obligations under our license agreements in a timely manner or our non-payment or delay in payment of our patent fees could result in the loss of some or all of our rights to proprietary technology or the inability to secure or enforce intellectual property protection. The loss of any or all of our intellectual property rights could materially limit our ability to develop and/or market our services, which would materially and adversely affect our business, operating results and financial condition.

We may be exposed to claims or lawsuits - with or without merit - that our products infringe patents or other proprietary rights of other parties.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. The patent landscape is especially uncertain in regard to products wherein the scientific mechanisms of disease are still evolving, such as is the case with Alzheimer's disease. Infringement and other intellectual property claims -- with or without merit -- can be expensive and time-consuming to litigate and can divert management's attention. In the future, we may be exposed to claims by third parties - with or without merit -- that our products infringe their intellectual property rights. Such claims or lawsuits may involve substantial costs and diversion of management attention to defend.

In addition, because patents can take many years to issue, and patent applications are not published until up to eighteen months after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our products may inadvertently infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

MoBA is currently our only therapeutic technology in development.

Unlike many pharmaceutical companies that have a number of products in development and which utilize many different technologies, we are largely dependent on the success of our MoBA platform technology. While the MoBA technology has a wide scope of potential use within the field of Dementia, if the core MoBA technology is not effective or is not commercially viable for a variety of reasons including but not limited to formulation, stability, and or efficacy, our business could fail. We are currently seeking development of our novel animal models NoMAD; however the economics of such are much different than a therapeutic drug. The Company is also exploring opportunities to in-license additional products to offset this risk but additional products will require significant capital to develop and as such adds additional risks to the Company, and will have its own set of commercial risk factors.

Our success partly depends on existing and future collaborators and third parties.

We work with scientists and medical professionals at academic and other institutions and contract research organizations, especially including the institution of the co-founder of RemeGenix (Dr. Luciano

D'Adamio), Albert Einstein College of Medicine. Some of these groups have previously conducted research for us or have assisted in developing our research and development strategy and we will rely on such groups continuing to provide such service at and at the level and quality it has previously. These scientists and medical professionals are collaborators and contractors, not our employees. They may have commitments to, or contracts with, other businesses or institutions that limit the amount of time they have available to work with us. We have little control over these individuals, organizations and companies. We can only expect that they devote time to us and our programs as required by any license, consulting, sponsored research agreements or other business agreements we may have with them. In addition, these individuals, organizations or companies may have arrangements with other companies to assist in developing technologies that may compete with our products. If these individuals do not devote sufficient time and resources to our programs, or if they provide substantial assistance to our competitors, our business could be seriously harmed.

The success of our business strategy may partially depend upon our ability to develop and maintain our relationships with such collaborators, organizations and companies and to manage the working relationship effectively. Due to concerns regarding our ability to continue our operations or the commercial feasibility of our MoBA, these third parties may decide not to conduct business with us or may conduct business with us on terms that are less favorable than those customarily extended by them. If either of these events occurs, our business could suffer significantly.

We may have disputes with our collaborators, which could be costly and time consuming. Failure to successfully defend our rights could seriously harm our business, financial condition and operating results. We intend to continue to enter into collaborations in the future. However, we may be unable to successfully negotiate any additional collaboration and any of these relationships, if established, may not be scientifically or commercially successful.

The Albert Einstein College of Medicine, Yeshiva University has the ability to exercise influence over the patent rights of our technology.

The terms of our exclusive license of the technology from the Albert Einstein College of Medicine, Yeshiva University provide for a certain level of control/joint approval of decisions. For example, should we seek to collaborate in the form of a sublicense with a third party on the technology programs, prior approval of the Albert Einstein College of Medicine would be required for any such sublicensing agreement. There can be no assurance they would grant approval for decisions requiring their consent. In addition, we previously entered into a sponsored research agreement with the University, pursuant to which they perform certain research activities for us, and expect to enter into additional agreements. Accordingly, we are highly dependent on the University's cooperation and performance in developing the technology. Further, the technology license agreement requires the payment of certain license fees, royalties and milestone payments, payments for patent filings and applications. Our failure to meet our current outstanding financial obligations as well as future financial and other obligations under the license and/or any sponsored research agreements in a timely manner could result in the loss of some or all of our rights to proprietary technology, such as the loss of exclusive rights or even termination of the agreements.

We have a very limited history of conducting our own research and development activities.

To support our research and development capabilities we rely largely on the collaboration of our CSO and AECOM. To pursue our business strategy fully, we must increase our internal research capabilities, which we are endeavoring to accomplish, by establishing relationships with additional third parties as well as planning to establish our own laboratory in close proximity to our CSO in New York. There can be no assurance that we will be successful in these efforts. Our additional research and development capacity also will require

adequate sources of funding, and availability of space, both of which may limit our success. There can be no assurance that any of these development efforts will produce a successful product or technology. Our failure to develop our products would have a material adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by new legislation.

Changes in applicable legislation and/or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to market, the imposition of restrictions on the product's sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on our business.

Our business could be adversely affected by animal rights activists.

Our business activities have involved animal testing, as such testing is required before new medical products can be tested in clinical trials in patients. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected. Negative publicity about us, our pre-clinical trials and our product candidates could also adversely affect our business.

EXHIBIT 10.3

INVESTMENT AGREEMENT WITH KODIAK CAPITAL, LLC

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (hereinafter referred to as the "Agreement"), dated as of July 17, 2012 ("Execution Date") by and between Cortica Neurosciences, Inc., a Delaware corporation (hereinafter referred to as the "Company"), and Kodiak Capital Group, LLC, a Delaware limited liability company (hereinafter referred to as the "Investor").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to one million dollars ($1,000,000) to purchase the Company's Common Stock, par value $0.001 per share; and

WHEREAS, such investments will be made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock to be made hereunder; and

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION 1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"**1933 Act**" shall have the meaning set forth in the preamble of this Agreement.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Affiliate**" shall have the meaning specified in Section 5(H), below.

"**Agreement**" shall mean this Investment Agreement.

"**By-laws**" shall have the meaning specified in Section 4(C).

"**Certificate of Incorporation**" shall have the meaning specified in Section 4(C).

"**Closing**" shall have the meaning specified in Section 2(G).

"**Closing Date**" shall mean no more than seven (7) Trading Days following the Put Notice Date.

"Commitment Shares" shall mean 5% of the total Facility Amount of $1,000,000 in restricted Common Stock (50,000 shares). Shares in RemeGenix shall be converted on a 1:1 basis to Cortica shares once the Company changes its name per the definition of Company below.

"**Common Stock**" shall have the meaning set forth in the preamble of this Agreement.

"Company" shall mean, RemeGenix, Inc., a Delaware corporation, which is expected to change its name to Cortica Neurosciences, Inc ("Cortica") within thirty (30) days of the Execution Date, either through an amendment to its Certificate of Incorporation or a merger transaction with an Affiliate, unless both Parties shall agree to postpone the name change for any reason.

"**Control**" or "**Controls**" shall have the meaning specified in Section 5(H).

"Document Preparation Fee" the Company paid the Investor a Document Preparation Fee equal to ten thousand dollars ($10,000).

"**Effective Date**" shall mean the date the Company becomes listed or quoted on a Principal Market, pursuant to the Company's plans to, as soon as practical after the Execution Date, become a publicly-listed non-reporting Company by having Glendale Securities, the Company's market maker, submit a Form 211 application to FINRA in accordance with SEC Rule 15c2-11 on the Company's behalf.

"**Environmental Laws**" shall have the meaning specified in Section 4(M).

"**Equity Line Transaction Documents**" shall mean this Agreement.

"**Execution Date**" shall mean the date indicated in the preamble to this Agreement.

"**Facility Amount**" shall have the meaning specified in Section 2(A).

"**Indemnities**" shall have the meaning specified in Section 11.

"**Indemnified Liabilities**" shall have the meaning specified in Section 11.

"Initial Offering Price" shall be One Dollar per share ($1) at a Company Valuation of ~$21,000,000.

"**Investor**" shall have the meaning indicated in the preamble of this Agreement.

"**Material Adverse Effect**" shall have the meaning specified in Section 4(A).

"Material Amount" or **"Material in Amount"** shall mean greater than $10,000.

"**Maximum Common Stock Issuance**" shall have the meaning specified in Section 2(H).

"**Open Market Adjustment Amount**" shall have the meaning specified in Section 2(I).

"**Open Market Purchase**" shall have the meaning specified in Section 2(I)

"**Open Market Share Purchase**" shall have the meaning specified in Section 2(I).

"**Open Period**" shall mean the period beginning on and including the first Trading Day following the Effective Date and ending on the earlier to occur of **(i)** the date which is twelve months (12) months from the Effective Date; or **(ii)** termination of the Agreement in accordance with Section 9, below.

"**Pricing Period**" shall mean the period beginning on the Put Notice Date and ending on and including the date that is five (5) Trading Days after such Put Notice Date.

"**Principal Market**" shall mean the NYSE Amex, the NASDAQ National Market System, the NASDAQ Capital Market, the NASDAQ SmallCap Market, the OTC Markets Group, Inc. and the FINRA OTCBB; whichever is the principal market on which the Common Stock is, or will be listed or quoted on prior to a Put Notice.

"**Prospectus**" shall mean the prospectus, preliminary prospectus and supplemental prospectus used in connection with the Offering Circular.

"**Purchase Amount**" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"**Purchase Price**" shall mean seventy five percent (75%) of the lowest closing bid of the Common Stock during the Pricing Period.

"**Put**" shall have the meaning set forth in Section 2(B)(1) hereof.

"**Put Amount**" shall have the meaning set forth in Section 2(B)(1) hereof.

"**Put Notice**" shall mean a written notice in the form of Exhibit A sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"**Put Notice Date**" shall mean the Trading Day, as set forth below, immediately following the day on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on **(a)** the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:00 am Eastern Time, or **(b)** the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:00 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"**Put Restriction**" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"**Put Shares Due**" shall have the meaning specified in Section 2(I).

"**Related Party**" shall have the meaning specified in Section 5(H).

"**Resolution**" shall have the meaning specified in Section 8(E).

"**SEC**" shall mean the U.S. Securities & Exchange Commission.

"**Securities**" shall mean the Shares of Common Stock issued pursuant to the terms of the Agreement.

"**Shares**" shall mean the shares of the Company's Common Stock that will be newly issued Securities under Regulation D 504.

"**Short Sales**" means all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, and all types of direct and indirect stock pledges, forward sales contracts, puts, options, calls, short sales, swaps and similar arrangements (including on a total return basis) and sales and other transactions through non-US broker dealers or foreign brokers.

"**Subsidiaries**" shall have the meaning specified in Section 4(A).

"**Suspension Price**" with respect to any Put shall be the price per share of Common Stock defined by the Company in the applicable Put Notice.

"**Trading Day**" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION 2. PURCHASE AND SALE OF COMMON STOCK.

(A) PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth in this Agreement, during the Open Period, the Company from time to time may sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of one million dollars ($1,000,000) (the "Facility Amount").

(B) DELIVERY OF PUT NOTICES. Subject to the terms and conditions set forth in this Agreement, and from time to time during the Open Period, the Company may, in its sole discretion, deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit A and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be up to one million dollars ($1,000,000). During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Put Notice transaction has Closed or been suspended by the Company..

(C) SUSPENSION OF PUT. On each Put Notice submitted to the Investor by the Company, the Company shall have the option to specify a Suspension Price of that Put. In the event the Purchase Price for any Put (which is not determined until after the conclusion of the Pricing Period) is less than the Suspension Price specified for that Put, then (x) notwithstanding the definition of "Purchase Price" in Section 1 above, the Purchase Price for that Put shall equal the Suspension Price, and (y) the Investor shall only be obligated to purchase, and the Company shall only be obligated to sell, pursuant to the applicable Put Notice, that number of Shares specified by the Investor in the Put Settlement Sheet, wherein the number of Shares specified by the Investor are the number of Shares that have a Purchase Price greater than or equal to the Suspension Price.

(D) RESERVED

(E) CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2(G)) unless each of the following conditions are satisfied:

(I) RESERVED

(II) at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been listed on the Principal Market and shall not have been suspended from trading thereon for a period of two (2) consecutive Trading Days during such period and the Company shall not have been notified in writing of any pending or threatened proceeding or other action to suspend the trading of the Common Stock on the Principal Market;

(III) the Company has complied with its obligations and is otherwise not in material breach of or in material default under, this Agreement or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

(IV) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities by the Investor; and

(V) the issuance of the Securities will not violate any shareholder approval requirements of the Principal Market.

If any of the events described in clauses (I) through (V) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice pursuant to such Put Notice; provided however, Investor shall not be relieved of its obligations under this Agreement to purchase Shares under any other Put Notice that complies with the terms and conditions of this Agreement.

(F) RESERVED.

(G) MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2(E), 7 and 8, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Prior to or on each Closing Date, (I) the Investor shall deliver to the Company immediately available funds via wire transfer to an account designated by the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2(B); and (II) the Company shall cause its transfer agent to electronically transmit the Securities by crediting the account of the Investor's prime broker (as specified by the Investor reasonably in advance of the Investor's notice) with DTC through its Deposit Withdrawal Agent Commission ("DWAC") system.

The Company understands that a delay in the issuance of Securities beyond the Closing Date could result in economic damage to the Investor. After the Effective Date, as compensation to the Investor for such loss, the Company agrees to make late payments to the Investor for late issuance of Securities (delivery of Securities after the applicable Closing Date) in accordance with the following schedule (where "No. of Days Late" is defined as the number of trading days beyond the Closing Date, with the Amounts being cumulative.):

NO. OF DAYS LATE	LATE PAYMENT FOR EACH $10,000 WORTH OF COMMON STOCK
1	$100
2	$200
3	$300
4	$400
5	$500
6	$600
7	$700
8	$800
9	$900
10	$1,000
Over 10	$1,000 + $200 for each Business Day late beyond 10 days

Provided the Company uses electronic transfer of its Securities through its DWAC, in no event shall the aggregate late payments hereunder for a Closing exceed 1% of the Put Amount. The Company shall make any payments incurred under this Section in immediately available funds upon demand by the Investor. Nothing herein shall limit the Investor's right to pursue actual damages for the Company's failure to issue and deliver the Securities to the Investor, except that such late payments shall offset any such actual damages incurred by the Investor, and any Open Market Adjustment Amount, as set forth below.

(H) OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"), until such time as the Company obtains the approval of its stockholders as required by the applicable rules of the Principal Markets for the issuance of the Shares in excess of the Maximum Common Stock Issuance. If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Shares in excess of the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2(H).

(I) ADDITIONAL PENALTIES. If the Company is not using a DWAC to electronically transfer its Securities and by the third (3rd) business day after the Closing Date, the Company fails to deliver any portion of the shares of the Put to the Investor (the "Put Shares Due") and the Investor purchases, in an open market transaction or otherwise, shares of Common Stock necessary to make delivery of shares which would have been delivered if the full amount of the shares to be delivered to the Investor by the Company (the "Open Market Share Purchase") , then the Company shall pay to the Investor, in addition to any other amounts due to Investor pursuant to the Put, and not in lieu thereof, the Open Market Adjustment Amount (as defined below). The "Open Market Adjustment Amount" is the amount equal to the excess, if any, of (x) the Investor's total purchase price (including brokerage commissions, if any) for the Open Market Share

Purchase minus (y) the net proceeds (after brokerage commissions, if any) received by the Investor from the sale of the Put Shares Due which amount shall not exceed the difference between the Purchase Price Amount for the Put Shares Due and the amount in (x). The Company shall pay the Open Market Adjustment Amount to the Investor in immediately available funds within five (5) business days of written demand by the Investor. By way of illustration and not in limitation of the foregoing, if the Investor purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover an Open Market Purchase with respect to shares of Common Stock it sold for net proceeds of $10,000, the Open Market Purchase Adjustment Amount which the Company will be required to pay to the Investor will be $1,000, provided the Investor shall provide written proof of its losses to the Company. The Investor will use best efforts to minimize any potential penalties that the Company may incur under this Section 2(I).

(J) LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 9.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION 3. INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS.

The Investor represents and warrants to the Company, and covenants, that:

(A) SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

(B) AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(C) SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's Common Stock during the term of this Agreement.

(D) ACCREDITED INVESTOR; RELIANCE ON EXEMPTION. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act and the Frank Dodd Wall Street Reform and Consumer Protection Act. Investor understands that the Shares are being offered and sold to Investor in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Securities.

(E) NO CONFLICTS. The execution, delivery and performance of the Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Investor to perform its obligations hereunder.

(F) OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management. Investor understands that its investment in the Shares involves a high degree of risk. Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares.

(G) INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act or any state securities laws (or pursuant to an exemption from such registration provisions).

(H) NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

(I) GOOD STANDING. The Investor is a Limited Liability Company, duly organized, validly existing and in good standing in the State of Delaware.

(J) TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

(K) REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

(L) RESIDENCE. Investor is a resident of that jurisdiction specified below Section 12(G).

(M) NO GOVERNMENTAL REVIEW. Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the Schedules attached hereto, which the Company may update from time to time, or disclosed and amended from time to time on the Company's Prospectus provided to the Investor before the Effective Date, or filed with the SEC, the Principal Market and/or FINRA thereafter or publicly disclosed, the Company represents and warrants to the Investor that:

(A) ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns a majority of the equity interest ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on (i) the business, properties, assets, operations, results of operations, financial condition of the Company and its Subsidiaries, if any, taken as a whole, or (ii) on the authority or ability of the Company to perform its obligations under this Agreement.

(B) AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

(I) The Company has the requisite corporate power and authority to enter into and perform this Agreement (and as applicable, together with the Schedules and Exhibits hereto, collectively, the "Equity Line Transaction Documents"), and to issue the Securities in accordance with the terms hereof and thereof.

(II) The execution and delivery of the this Agreement by the Company and the consummation by it of the transactions contemplated hereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by its shareholders except as may be required in connection with the Maximum Common Stock Issuance.

(III) The Agreement has been duly and validly executed and delivered by the Company.

(IV) The Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

(C) CAPITALIZATION.

(I) No shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

(II) There are no outstanding debt securities except as disclosed in Schedule 4(c);

(III) There are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries except as disclosed in Schedule 4(c);

(IV) There are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

(V) There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

(VI) The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreements; and

(VII) There is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished, or made available to the Investor, true and correct copies of the Company's Amended and Restated Certificate of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

(D) <u>ISSUANCE OF SHARES</u>. The Company agrees to reserve adequate Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5(F) below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot reserve a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use commercially reasonable efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

(E) NO CONFLICTS. The execution, delivery and performance of the Equity Line Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not: (I) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (II) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Except as disclosed in Schedule 4(e), neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Equity Line Transaction Documents in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Effective Date or before any Closing Date hereof and are in full force and effect as of the date hereof or are pending. Except as disclosed in Schedule 4(e), the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in material violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the

Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

(F) RESERVED.

(G) ABSENCE OF CERTAIN CHANGES. The Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

(H) ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

(I) ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Agreement and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Equity Line Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Equity Line Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Equity Line Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(J) NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. As of the date hereof, no event, liability, development or circumstance has occurred or to the knowledge of the Company exists or is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

(K) EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

(L) INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(M) ENVIRONMENTAL LAWS. The Company and its Subsidiaries (I) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (II) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (III) to the knowledge of the management and directors of the Company, are in compliance with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

(N) TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(O) INSURANCE. Each of the Company's and its Subsidiaries are or will be insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(P) REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

(Q) INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries has or will maintain a system of internal accounting controls sufficient to provide reasonable assurance that (I) transactions are executed in accordance with management's general or specific authorizations; (II) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (III) access to assets is permitted only in accordance with management's general or specific authorization; and (IV) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(R) <u>RESERVED</u>

(S) <u>TAX STATUS</u>. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are Material in Amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any Material Amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(T) <u>CERTAIN TRANSACTIONS</u>. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, or director has a substantial interest or is an officer, director, trustee or partner.

(U) <u>DILUTIVE EFFECT</u>. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Equity Line Transaction Documents, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(V) LOCK-UP. The Company shall cause its officers, directors, and Affiliates to refrain from selling Common Stock during each Pricing Period.

(W) NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

(X) NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. No brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement, except as otherwise disclosed in this Agreement.

SECTION 5. COVENANTS OF THE COMPANY

(A) BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Sections 7 and Section 8 of this Agreement.

(B) BLUE SKY. The Company shall, at its sole cost and expense, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Investor at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of such states of the United States, as reasonably specified by the Investor in writing at least ten (10) days prior to each of the Closing Dates, and shall provide evidence of any such action so taken to the Investor on or prior to the Closing Date; provided however that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify bur for this **Section 5(B),** (ii) subject itself to general taxation in any such jurisdiction, (iii) file a general consent to service of process in any such jurisdiction, or (iv) or qualify the Shares for, or obtain exemption for the Shares in more than one state.

(C) RESERVED

(D) USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

(E) FINANCIAL AND OTHER INFORMATION. During the Open Period, the Company agrees to make available to the Investor via electronic means copies of all documents filed with, and all correspondence sent to, the SEC, the Principal Market, any securities exchange or market, or FINRA, unless such information is material nonpublic information.

(F) RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5(F), the Company shall use commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

(G) LISTING. As described in Section 1, as soon as practical after the Execution Date, the Company shall promptly secure or initiate, and maintain the listing of or quotation of its Common Stock on the Principal Market upon which shares of Common Stock are then listed or quoted (subject to official notice of issuance) and shall maintain, such listing or quotation of all Securities from time to time issuable under the terms of the Agreement. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market (excluding suspensions of not more than one (1) trading day resulting from business announcements by the Company). The Company shall promptly provide to the Investor copies of any notices it receives from the Principal Market regarding the continued eligibility of the Common Stock for listing on such Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(G).

(H) TRANSACTIONS WITH AFFILIATES. During the Open Period, the Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, , or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (I) customary employment arrangements and benefit programs on reasonable terms, (II) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (III) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (I) has a 10% or more equity interest in that person or entity, (II) has 10% or more common ownership with that person or entity, (III) controls that person or entity, or (IV) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or direct the policies of another person or entity.

(I) RESERVED.

(J) CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

(K) NOTICE OF CERTAIN EVENTS AFFECTING SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Prospectus or Offering Circular in respect of an offering of the Securities: (I) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Offering Circular for amendments or supplements to the Offering Circular or Prospectus; (II) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Offering Circular or Prospectus or the initiation of any proceedings for that purpose; (III) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (IV) the happening of any event that makes any statement made in such Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the prospectus or documents so that, in the case of an Offering Circular or Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5(K).

(L) RESERVED.

(M) RESERVED.

(N) ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, and (ii) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION 6. RESERVED

SECTION 7. CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL.

The obligation hereunder of the Company to issue and sell the Securities to the Investor at each Closing is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(A) The Investor shall have executed this Agreement and delivered the same to the Company.

(B) Provided the Company is using electronic transfer of its Securities via its DWAC, the Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit B) via wire transfer in immediately available funds in US Dollars to an account specified by the Company. After receipt of confirmation of delivery of such wire by the Company, the Company shall instruct its DWAC to issue such Securities to the Investor..

(C) The representations and warranties of Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Investor shall have performed , satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be satisfied or complied with by such Investor at or prior to the Closing Date.

(D) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(E) With respect to any Offering Circular or prospectus filed with any state securities commission, there shall not be any stop order or other suspension of effectiveness for such Offering Circular or prospectus, or the suspension of the qualification of any of the Shares for sale in any jurisdiction.

(F) The Company shall not have revoked the applicable Put Notice.

SECTION 8. FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE.

The obligation of the Investor hereunder to purchase Shares subject to a Put Notice is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

(A) The Company shall have executed the Agreement and delivered the same to the Investor.

(B) The Common Stock shall be authorized for quotation on the Principal Market as set forth in Sections 2(E) and 2(G).

(C) The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time (except for such representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4(C) above.

(D) Upon receipt of the Purchase Price, the Company shall have executed electronic book-entry transfer of the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

(E) The Board of Directors of the Company shall have adopted resolutions consistent with Section 4(B)(II) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

(F) RESERVED

(G) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(H) RESERVED

(I) At the time of each Closing, any Offering Circular (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the Offering Circular.

(J) If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2(H) or the Company shall have obtained appropriate approval pursuant to the requirements of the State of Delaware and the Company's Articles of Incorporation and By-laws.

(K) The conditions to such Closing set forth in Section 2(E) shall have been satisfied on or before such Closing Date.

(L) The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION 9. TERMINATION.

A. This Agreement shall terminate upon any of the following events:

(I) when the Investor has purchased an aggregate of one million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or,

(II) on the date which is twelve (12) months after the Effective Date; or,

(III) upon written notice of the Company to the Investor. Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of this Agreement.

B. This Agreement may terminate upon any of the following events:

(I) Termination for Default. In the event that either party commits a material breach of its obligations hereunder, the other party may, at its option, terminate this Agreement by written notice of termination specifying such material breach; provided, however, that if such default is subject to cure, then such notice shall be subject to a twenty (20) day cure period from the date thereof, and if the defaulting party cures such default or takes reasonable steps to cure (if the cure cannot be completed in 20 days) prior to expiration of such period, termination shall not take place. Should the Investor default and fail to cure such default conditions in a timely manner, and should this default occur in coincidence with or prior to the exercise of the full Facility Amount (described herein as $1,000,000.00), the Investor hereby agrees to surrender all of the Commitment Shares (restricted) and additionally, the Investor hereby agrees that it will not transfer or sell these shares prior to either (i) the termination of this Agreement per Section 9(A), or (ii) the exercise of the full Facility Amount.

(II) Termination for Insolvency. Either party hereto may, at its option, upon five (5) days written notice, terminate this Agreement should the other party hereto (i) admit in writing its inability to pay its debts generally as they become due; (ii) make a general assignment for the benefit of creditors; (iii) institute proceedings to be adjudicated a voluntary bankrupt, or consent to the filing of a petition of bankruptcy against it; (iv) be adjudicated by a court of competent jurisdiction as being bankrupt or insolvent; (v) seek reorganization under any bankruptcy act, or consent to the filing of a petition seeking such reorganization, or (vi) have a decree entered against it by a court of competent jurisdiction appointing a receiver, liquidator, trustee or assignee in bankruptcy or in insolvency covering all or substantially all of such party's property or providing for the liquidation of such party's property or business affairs. Should the Investor default and fail to cure such default conditions in a timely manner, and should this default occur in coincidence with or prior to the exercise of the full Facility Amount (described herein as $1,000,000.00), the Investor hereby agrees to surrender all of the Commitment Shares (restricted) and additionally, the Investor hereby agrees that it will not transfer or sell these shares prior to either (i) the termination of this Agreement per Section 9(A), or the exercise of the full Facility Amount.

C. Survival of Termination. The obligations of the parties under this Agreement that by their nature would continue beyond expiration, termination or cancellation of this Agreement (including, without limitation, the warranties, indemnification obligations, confidentiality requirements and ownership and property rights) shall survive any such expiration, termination or cancellation.

SECTION 10. SUSPENSION

From the Execution Date until the Effective Date, Sections 2, 5(A), 5(M), 7, and 8 of this Agreement shall be suspended, and this Agreement shall at any time after the Effective Date become suspended upon any of the following events, and shall remain suspended until such event is rectified:

(I) the trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

(II) The Common Stock ceases to be listed or quoted on the Principal Market. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION 11. INDEMNIFICATION.

In consideration of the parties mutual obligations set forth in the Agreement, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any material misrepresentation or material breach of any representation or warranty made by the Indemnitor herein or in any other certificate, instrument or document contemplated hereby or thereby; (II) any material breach of any covenant, agreement or obligation of the Indemnitor contained in the Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Agreement or any other certificate, instrument or document contemplated hereby or thereby, except (i) insofar as any such material misrepresentation, material breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any Offering Circular, preliminary prospectus, prospectus or amendments to the Prospectus or (ii) to the extent such Indemnified Liabilities are a result of Indemnities fraud, bad faith, gross negligence or willful or reckless misconduct. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to. In no event shall the Company be liable for Indemnified Liabilities in excess of the aggregate Purchase Price of Securities purchased by the Investor hereunder. Provided the Company us using electronic transfer of its Securities via its DWAC, in no event shall the Company be liable for Indemnified Liabilities in excess of the aggregate Purchase Price of Securities purchased by the Investor hereunder.

SECTION 12. GOVERNING LAW; VENUE; LEGAL FEES.

(A) GOVERNING LAW; VENUE. This Agreement shall be governed by the laws of the State of New York without regard to any conflict of laws principles. Any legal action brought under this Agreement may be brought in the state or Federal courts located in the Borough of Manhattan, City of New York, New York.

(B) LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Agreement, each party shall pay the fees and expenses of its own advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities to the Investor.

(C) COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(D) HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

(E) SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(F) ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein and supersedes and replaces all prior agreements between the Company and the Investor with respect to the subject matter hereof. The terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

(G) NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) and received during regular business hours on a Business Day or if received after business hours on a Business Day on the next Business Day after receipt; or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Cortica Neurosciences, Inc
TBD

If to the Investor:

Kodiak Capital Group, LLC
260 Newport Center Drive
Suite 100
Newport Beach, CA 92660

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

(H) NO ASSIGNMENT. This Agreement may not be assigned by either party without the prior written consent of the other party.

(I) NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

(J) <u>SURVIVAL</u>. The representations and warranties of the Company and the Investor contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4 and 5, and the indemnification provisions set forth in Section 11, shall survive each of the Closings and the termination of this Agreement.

(K) <u>PUBLICITY</u>. Subject to the Company's compliance with federal and state securities laws, including but not limited to filings and notices under Regulation D of the 1933 Act and state securities laws or the Principal Market, the Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement, if practicable. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, which consent shall not be unreasonably withheld or delayed, except to the extent required by law. The Investor acknowledges that this Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the 1933 Act or the 1934 Act or any state securities law. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

(L) <u>FURTHER ASSURANCES</u>. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(M) COMMITMENT SHARES. Within five (5) business days of the Execution Date, the Company agrees to issue to the Investor newly-issued Common Stock, equal to five (5%) percent of the Facility Amount wherein the number shares issued to the Investor is calculated using the Company's Initial Offering Price, the Company Valuation, and the number of issued and outstanding Shares, as is further described in Exhibit C . Upon issuance, the Commitment Shares shall constitute "restricted securities" as such term is defined in Rule 144(a)(3) under the 1933 Act and, such shares shall bear a restricted legend.

(N) <u>NO STRICT CONSTRUCTION</u>. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it. The normal rule that ambiguities shall be interpreted against the drafting party shall not apply in the instant case.

(O) REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the additional documents incorporated herein and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorney's fees and costs, and to exercise all other rights granted by law.

(P) PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or the Investor enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(Q) PRICING OF COMMON STOCK. For purposes of this Agreement, the lowest closing bid price of the Common Stock shall be as reported on Bloomberg.

SECTION 13. NON-DISCLOSURE OF NON-PUBLIC INFORMATION.

(a) The Company shall not disclose material non-public information to the Investor, the Investor's advisors or the Investor's representatives unless both parties shall have executed a written agreement regarding the confidentiality and use of such information or the Company has included such information in the Offering Circular delivered to Investor at the time of the sale of any Shares, or the Company simultaneously publically discloses such information.

(b) Nothing herein shall require the Company to disclose material non-public information to the Investor, and the Company represents that it does not disseminate material non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts except in compliance with federal securities law, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the Offering Circular or prospectus would cause such documents to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 13 shall be construed to mean that such persons or entities may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Offering Circular or prospectus contains an untrue statement of material fact or omits a material fact required to be stated in the Offering Circular or prospectus or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 14 ACKNOWLEDGEMENTS OF THE PARTIES.

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following:

(i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's Common Stock at any time during this Agreement and such other covenants set forth herein;

(ii) RESERVED;

(iii) the Company will not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information or the Company has included such information in the Offering Circular delivered to Investor at the time of the sale of any Shares, or the Company simultaneously publically discloses such information;

(iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

[Signatures Appear on the Following Page]

SIGNATURE PAGE OF INVESTMENT AGREEMENT

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

KODIAK CAPITAL GROUP, LLC

By: ______________________________
Ryan C. Hodson, Managing Director

CORTICA NEUROSCIENCES, INC.



By: ______________________________
J. Kelly Ganjei, CEO, President

{00006735 }

LIST OF EXHIBITS

{00006735 }

EXHIBIT A

Date:

RE: Put Notice Number __

Dear Mr. Hodson,

This is to inform you that as of today, ________________________________, a Delaware corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Kodiak Capital Group, LLC to purchase shares of its Common Stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The Suspension Price for this Put is $ __________(per Share).

The current number of shares issued and outstanding as of the Company is:

The number of shares currently available for issuance by the Company is:

____

Regards,

____

EXHIBIT B

PUT SETTLEMENT SHEET

Date:

Dear Mr. _________,

Pursuant to the Put given by __________________ to Kodiak Capital Group, LLC on ________________ we are now submitting the amount of common shares for you to issue to Kodiak.

Please have a certificate bearing no restrictive legend totaling _________ shares issued to Kodiak Capital Group, LLC immediately and send via DWAC to the following account:

XXXXXXXXXXXXXXXXX

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Ryan C. Hodson

DATE.	PRICE
Day 1	Closing Bid
Day 2	Closing Bid
Day 3	Closing Bid
Day 4	Closing Bid
Day 5	Closing Bid
LOWEST CLOSING BID IN PRICING PERIOD	

PUT AMOUNT	

AMOUNT WIRED TO COMPANY	

PURCHASE PRICE	

AMOUNT OF SHARES DUE	

The undersigned has completed this Put as of this ___th day of _________, 2012.

____

LIST OF SCHEDULES

SCHEDULE 4(a) SUBSIDIARIES

SCHEDULE 4(c) CAPITALIZATION
SCHEDULE 4(e) CONFLICTS
SCHEDULE 4(g) MATERIAL CHANGES
SCHEDULE 4(h) LITIGATION
SCHEDULE 4(l) INTELLECTUAL PROPERTY
SCHEDULE 4(n) LIENS
SCHEDULE 4(t) CERTAIN TRANSACTIONS

EXHIBIT 10.4

OPTION AGREEMENT WITH KODIAK CAPITAL, LLC

OPTION AGREEMENT

THIS AGREEMENT is made this 1st day of August, 2013 by and between RemeGenix Inc. (the "Company") and Kodiak Capital Group, LLC ("Kodiak").

In consideration of the mutual promises, representations, warrants and covenants contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

1 The Company hereby grants to Kodiak an option to purchase 1,000,000 shares of the Company's common stock at $1.27 per share. The option can be exercised at any time prior to August 1st, 2014, however Kodiak must purchase a minimum of 100,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak a commitment fee equal to 25% of the exercise price.

2 To exercise the option, Kodiak will notify the Company of the amount of shares it is purchasing by sending an email to the Company: to the attention of Mr, J. Kelly Ganjei at kganjei@remegenix.com

3 Within twenty-four hours of receiving the email, the Company will send Kodiak a certificate representing the shares to:

Kodiak Capital Group, LLC
260 Newport Center Drive
Newport Beach, CA 92660

4 Within twenty-four hours of receiving the shares, Kodiak will wire transfer the exercise price to the Company according to the following instructions.

Bank Name: Bank of America
ABA/Routing #: 052001633
ACCOUNT #: 004468620688
ACCOUNT NAME: RemeGenix
ADDRESS: Gaithersburg, MD

5 The $1,000,000 Investment Agreement reliant on the provisions of Section 4(2), or Regulation D between Cortica Neurosciences and Kodiak, dated July 17, 2012, is hereby terminated and superseded by this Agreement.

AGREED TO AND ACCEPTED as of the date first above written.

REMEGENIX INC.

By:

KODIAK CAPITAL GROUP, LLC

By:

EXHIBIT 99.1

2012 ANNUAL REPORT AND NOTES TO THE FINANCIAL STATEMENTS



RemeGenix, Inc.

Annual Financial Statements

For the Years Ended December 31, 2012 and 2011

(unaudited)

(Prepared by Management)

DELAWARE	20-4786696
(State of Incorporation)	(I.R.S. Employer ID Number)

4800 Montgomery Lane Suite 800
Bethesda, MD 20814
Tel: 518-302-1515
(301) 476-0052 - Fax

Item I. Name of Issuer:

RemeGenix, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814
Office Tel. +1 (508) 302-1515
Office Fax +1 (301) 476-0052
Website www.remegenix.com

Item II. Shares Outstanding

A. Common Stock

		December 31, 2012		December 31, 2011
Shares Authorized		23,000,000		842,105
Shares Issued		16,544,025		600,000
Freely Tradable Shares		1,674,025		0
# of Shareholders of Record		44		23 shareholders + 10 CD holders

B. Preferred Stock

None

Item III. Financial Statements

The Issuer's Interim Financial Statements for the periods ended June 30, 2012 and June 30, 2011, including: Balance Sheet, Statements of Operations, Statements of Stockholders' Equity, Statements of Cash Flows and Notes to the Financial Statements are included in this Quarterly Report as Exhibit A.

Item IV. Management's Discussion and Analysis of Financial Condition or Plan of Operation

Statements made in this Annual Report that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of Section 27A of the of the Securities Act of 1933 (the "Act") and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Unless the context otherwise requires, The "Company", "we," "us," and "our," refer to RemeGenix, Inc.

BUSINESS AND PLAN OF OPERATION

REMEGENIX, INC. ("the Company" or "the Issuer") was organized under the laws of the State of Delaware on April 28, 2006.

Management is currently engaged in research and development of its lead therapeutics drug candidate to be used in the treatment of Alzheimer's disease. The Company is also seeking relevant parties who would be willing to pay for access to its proprietary animal models for use in their own research and development efforts. To date, the Company has secured nominal revenues in exchange for providing services to two different parties. The Company anticipates with more capital that it can expand its revenue streams and secure larger funding so as to accelerate its research and development efforts.

Numerous products and product candidates exist designed to treat central nervous system (CNS) diseases such as Alzheimer's disease, but there is little doubt across the industry that the majority of the competing technologies are focused on treating the symptoms and not the cause of the disease. RGX has developed a pipeline of products addressed at treating the cause of neurodegenerative diseases and with an initial focus on Alzheimer's disease and traumatic brain injury. Our growth strategy involves in-licensing several well validated clinical candidates that are ready for Phase II clinical trials, and are in complementary disease areas.

Currently, RGX has executed an exclusive worldwide license for its technology portfolio with the Albert Einstein University College of Medicine, Yeshiva University for the intellectual property portfolio surrounding MoBA and NoMAD. Collectively, this portfolio supports RGX' core product portfolio and allows for numerous potential partnership opportunities in additional disease areas.

We are a development stage company and as such have generated limited revenues from planned and principal operations since adopting our business plan in 2007. This means there is substantial doubt that we can continue as an on-going business for the next twelve (12) months unless we obtain additional capital to pay our bills. This is because we have not generated sufficient revenue for profitable operations and do not anticipate doing so until we: 1) receive approval to sell our therapeutic products (MoBA) from the FDA, and which there is no guarantee that we may receive, and/or 2) identify interested parties willing to pay for access to use our drug development and discovery platform, NoMAD. Accordingly, we must raise cash from sources other than revenues generated such as from the proceeds of loans, sale of capital stock and advances from related parties.

Since adopting its current business plan in 2007, the Company has focused primarily on the development and commercialization of its NoMAD and MoBA products; business planning; evaluating new technologies and opportunities; and raising money.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012 we had assets of $300,735, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $488,481 consisting of $50,000 in Accounts Payable, $14,550 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $78,796 in contingent liability due to one remaining grant from the State of Maryland Department of Business and Economic Development, under certain conditions, repayment is waived, and $255,135 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $974,475. On October 12, 2012 the Company received notification that the Montgomery County Technology Growth Program grant was forgiven, and the company removed the liability and booked the income from this conversion.

As of September 30, 2012 we had assets of $243,488.16, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $475,102.91 consisting of $50,000 in Accounts Payable, $16,720.24 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $128,795.82 in contingent liability due to two grants from the State of Maryland Department of Business and Economic Development and the Montgomery County Technology Growth Program both of which, under certain conditions, repayment is waived, and $189,586.85 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $574,925.88.

As of December 31, 2011, we had assets of $184,349, in cash and intangible assets as described above, and liabilities of $714,275, consisting of $90,000 in Accounts Payable, $20,176 in bank indebtedness, $128,796 in contingent liability as described above, and $475,303 in Convertible Debt Notes. The Company had an accumulated deficit of $543,821. We will, in all likelihood, continue to sustain operating expenses with fundraising and augment such efforts as much as possible with corresponding revenues, until such time as the sales of our therapeutic products results in revenues greater than expenses or at such time as there is a business combination.

The Company is, from time to time, dependent upon our officers to meet any costs we may incur in excess of our limited cash on hand. Our Chairman and our President have, when needed, provided the necessary funds, without interest, for the Company to sustain company operations and comply with the Securities Exchange Act of 1934, as amended, provided that they are officers and directors of the Company when the obligation is incurred. All advances are, and will continue to be interest-free.

RESULTS OF OPERATIONS

Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We expect that we will require additional capital to meet our operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

The Company has devoted substantially all of its efforts toward the development of a therapeutic product for the treatment of Alzheimer's disease. The development costs associated with these efforts are enormous, and will continue for many years prior to receiving market authorization. The Company has to an extent been able to generate some small revenues to offset the costs of such development efforts and will continue to do so, however, it is anticipated that many if not the majority of the expenses related to the development of such a product will come from fundraising efforts.

GOING CONCERN.

The accompanying financial statements are presented on a going concern basis. The company's financial condition raises substantial doubt about the Company's ability to continue as a going concern. The Company does not have substantial cash or other material assets nor does it have any substantial revenues from operations. It is relying on funding from new and existing stockholders, and its officers and directors to meet its immediate and ongoing operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item V. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management team, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the last day of the fiscal period covered by this report, December 31, 2012. The term disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at a reasonable assurance level.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the period ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item VI. Legal Proceedings.

In the normal course of our business, we may periodically become subject to various lawsuits. However, to our knowledge, we are not a party to any pending or threatened material legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party. There are no past or pending trading suspensions by a securities regulator.

In October 2012, the Company settled a small state tax lien related to a dispute in its 2007 state of Maryland withholding taxes.

Item VII. Exhibits

Exhibit	Description of Exhibit
A	Annual Financial Statements for the Periods of December 31, 2011 and December 31, 2012
B	Risk Factors

Item VIII. Unregistered Sales of Equity Securities and Use of Proceeds

The Company's issuance of common stock, totaling 16,544,025 shares, was made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock.

All proceeds have been used as described in this Financial Summary.

The Company expects to raise up to $1,000,000 in funds in the near future in further reliance of Section 4(2), Regulation D, and an additional $4,000,000 pursuant to an S1 Registration Statement.

Such proceeds will be used to further the research and clinical development of its lead products, as described in more detail in the Offering Circular and Prospectus.

Item IX: Defaults Upon Senior Securities

None

Item X: Other Information

None

Item XI: Issuer's Certifications.

I, J. Kelly Ganjei, certify that:

I have reviewed this Annual Company Information and Disclosure Statement of RemeGenix, Inc.

Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

The undersigned hereby certifies that the information herein is true and correct to the best of his knowledge and belief.

/s/ J. Kelly Ganjei
J. Kelly Ganjei
President, Secretary and Chief Executive Officer

Exhibit A: Financial Statements

Financial Statements

RemeGenix, Inc.

For the Periods Ended:

December 31, 2012 and December 31, 2011

(Prepared by Management)

The un-audited annual financial statements for the period ended December 31, 2012, prepared by the company, immediately follow.

REMEGENIX, INC.
(A Development Stage Company)
BALANCE SHEETS
(unaudited)

	As of Dec 31, 12 (unaudited)	As of Dec 31, 11 (unaudited)	As of Dec 30, 10 (unaudited)
ASSETS			
Current Assets			
Cash	$ 66,899.44	$ 513.32	$ 78.77
Total Current Assets	$ 66,899.44	$ 513.32	$ 78.77
Other Assets			
Intangible Assets and IP	$ 233,835.62	$ 189,835.62	$ 73,239.27
Total Other Assets	$ 233,835.62	$ 189,835.62	$ 73,239.27
TOTAL ASSETS	**$ 300,735.06**	**$ 184,348.94**	**$ 73,318.04**
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 50,000.00	$ 90,000.00	$ -
Bank Indebtedness	$ 14,550.24	$ 20,176.15	$ 23,940.86
Total Current Liabilities	$ 64,550.24	$ 110,176.15	$ 23,940.86
Long Term Liabilities			
License Fees	$ 90,000.00	$ -	$ -
Contingent Liability - Debt	$ 78,795.82	$ 128,795.82	$ 128,795.82
Convertible Debt Notes	$ 255,134.85	$ 475,302.85	$ 419,402.85
Total Long Term Liabilities	$ 423,930.67	$ 604,098.67	$ 548,198.67
Total Liabilities	$ 488,480.91	$ 714,274.82	$ 572,139.53
Stockholders' Equity			
Common Stock*	$ 413.76	$ 30.00	$ 30.00
Additional Paid in Capital	$ 786,315.74	$ 44,970.00	$ 44,970.00
Retained Earnings (deficit)	$ (574,925.88)	$ (543,821.49)	$ (471,671.25)
Net Income	$ (399,549.47)	$ (31,104.39)	$ (72,150.24)
Total Shareholders' Equity	$ (187,745.85)	$ (529,925.88)	$ (498,821.49)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 300,735.06**	**$ 184,348.94**	**$ 73,318.04**

*Common Stock, $0.0005 par value, 23,000,000 shares authorized, 16,544,025 shares issued and outstanding as of Sept 30, 2012.

The accompanying Notes to Financial Statements are an integral part of these financial statements

REMEGENIX, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
(Unaudited)

	Twelve Months Ended December 31,	Twelve Months Ended December. 31,		From Inception Apr, 2006 through Dec. 31,
	2012	2011	2010	2012
Revenue	$ 45,000	$ 30,000	$ –	$ 89,100
Total Revenue	45,000	30,000	–	89,100
Expenses				
Research & Development	13,427.40	24,889.00	2,300.00	189,855.40
Legal Fees (IP Expenses)	53,077.00	30,903.65	59,001.83	298,050.99
Interest Expense	152,613.59	1,035.29	5,220.97	170,844.01
Gen. & Admin. Exps.	275,431.48	4,276.45	5,627.44	454,824.95
All Operating Expenses	494,549.47	61,104.39	72,150.24	1,113,575.35
Other Inc. (Exp.)	50,000.00	–	–	50,000.00
Net Income (Loss)	(399,549.47)	(31,104.39)	(72,150.24)	(974,475.35)
Basic and diluted Earnings (Loss) per Share	(0.02)	(0.002)	(0.005)	(0.06)
Weighted average number of common shares outstanding	16,544,024	15,000,000	15,000,000	16,544,024

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)

	Twelve Months Ended December 31,	Twelve Months Ended December 30,		From Inception April 2006 through Dec. 31,
	2012	2011	2010	2012
Cash Flows From Operating Activities				
Net Income (Loss)	$ (399,549.47)	$ (31,104.39)	$(53,455.06)	$(974,475.35)
Increase (Decrease) in Accts Payable	(40,000)	90,000	–	50,000
Changes in operating assets & liabilities	–	–	–	–
Net Cash provided by (used in) operations	(445,175.38)	55,130.90	(53,350.44)	(909,925.11)
Cash Flows From Investing Activities				
Net cash provided by investing activities	(50,000)	(110,596.35)	31,046.12	(233,835.62)
Cash Flows From Financing Activities				
Common Stock Issuance For Cash	1,294,024	–	–	16,294,025
Common Stock Issuance For Expenses	250,000	–	–	250,000
Net cash provided by financing activities	561,561.50	55,900	11,113.80	1,210,660.17
Net increase (decrease)	66,386.12	435.55	(11,190.52)	66,899.44
Cash beginning of period	513.32	78.77	11,922.14	–
Cash end of period	$ 66,899.44	$ 513.32	$ 731.62	66,899.44
Supplemental Disclosures of Cash Flow Information				
Interest paid	$ 152,613.59	1,035.29	$ 5,220.97	$ 170,844.01
Income taxes paid	$ –	$ –	$ –	$ –

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2012
(Unaudited)

NOTE 1. NATURE AND BACKGROUND OF BUSINESS

REMEGENIX, INC. ("the Company") was organized under the laws of the State of Delaware on April 28, 2006. The Company is a development stage biotechnology company since its formation, is focused on the commercialization of disease-altering therapies to prevent and treat Alzheimer's disease. The Company has realized only nominal revenues from providing research and consulting services to two parties. Our principal executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814, and our telephone number is (518) 302-1515. We maintain a corporate website at www.corticaneuro.com and www.remegenix.com.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity." The Company is devoting substantially all of its efforts on the development of its lead compound for clinical trials and eventual product approval. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b. BASIC EARNINGS PER SHARE

The Company computes net income (loss) per share in accordance with the FASB Accounting Standards Codification ("ASC"). The ASC specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.

Basic net earnings (loss) per share amounts are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share are the same as basic earnings (loss) per share due to the lack of dilutive items in the Company.

c. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. CASH and CASH EQUIVALENT

For the Balance Sheet and Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. The Company had a balance of $66,899 in cash at December 31, 2013, and a cash balance of $513.32 in cash at December 31, 2013. The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At December 31, 2012 and 2011, there were no balances that exceeded the federally insured limit.

e. REVENUE RECOGNITION

The Company so far has recognized revenues based on providing consulting services to two different parties. Revenues for such services are recognized in the quarter in which they are performed. Such services are quoted on a net 30 receivable basis.

f. RESEARCH AND DEVELOPMENT

The Company accounts for research and development costs by expensing such costs to operations as incurred. Research and development costs primarily consist of pre-clinical development and testing costs, including payments in cash made to contracted research organizations, personnel costs, outsourced research activities, laboratory supplies, and certain intellectual property expenses related to license obligations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts will be expensed as the related goods are delivered or the services are performed.

g. ASSETS: LICENSE AGREEMENTS AND INTELLECTUAL PROPERTY

Costs associated with the initial upfront payment and yearly costs associated with maintaining the license are treated as depreciable assets. Depreciation is expensed on a 20 year (based on the life of the patent) schedule. In the event of a termination of a license, the asset is depreciated fully on the year of termination.

Costs associated with the maintenance and prosecution of the Intellectual Property under the license that are paid directly to the law firm handling the prosecution are treated as General & Administrative Expenses.

h. INCOME TAXES

Income taxes are provided in accordance with the FASB Accounting Standards Classification. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

i. IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash or other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

NOTE 4. STOCKHOLDERS' EQUITY COMMON STOCK

The authorized share capital of the Company consists of 23,000,000 shares of common stock with $0.0005 par value. No other classes of stock are authorized.

COMMON STOCK: As of September 30, 2012 and December 31, 2012, there were a total of 16,544,025 common shares issued and outstanding. As of December 31, 2010 and December 31, 2011 there were a total of 15,000,000 and 15,000,000 common shares issued and outstanding, respectively (factoring in the 25:1 split that occurred on July 23, 2012).

The Company's first issuance of common stock, totaling 3,000 shares with a par value of $0.01, took place in June 6th, and 22nd 2006 pursuant to the Shareholders' Agreements between the three original founders of the Company (wherein each founder received 1,000 shares).

On August 6, 2006 the Company's stock was split 200:1 (such that each of the three co-founders had 200,000 shares) and the number of authorized shares of Common Stock was increased to 842,105. On November 15, 2007 one of the founders (SO) exchanged shares of an unrelated entity that all three co-founders also owned such that the two founders (LD and KG) received an equal distribution (100,000 each) of SO's shares of Common Stock in exchange for all of the two founders (KG and LD) holdings in the unrelated entity.

The Company entered into several Convertible Debt Agreements with various parties from March 2007 to December 2008. The Agreements stated that the principal shall earn interest at 10% from the effective date, and that the principal and interest of such Agreements was convertible at a set valuation of $8,000,000. All of these notes were converted on July 23, 2012 in exchange for 1,294,025 shares.

The Company entered into an Agreement with the Alzheimer's Drug Discovery Foundation ("ADDF") on May 30, 2008 in which the Company received $100,000 in grant funding (pursuant to a convertible debt Agreement with 20% warrant coverage). Per the terms of the Agreement, ADDF was granted warrants equivalent to $20,000 at a strike price of $9.50 per share. This Convertible Note has a maturity date of May 30, 2013.

On July 17, 2012, the Company entered into an Investment Agreement with Kodiak Capital.

On July 20, 2012 the Company increased the authorized shares to 23,000,000 with a par value of $0.0005.

On July 23, 2012 the Company's stock was split 25:1, resulting in 14,750,000 issued and outstanding shares of Common Stock.

On July 23, 2012 the Company converted $339,500 in principle and $152,229.50 in interest due to various Convertible Debt Notes into 1,294,025 shares of Common Stock. Interest was calculated using compounding 10% interest, and converted at a pre-Forward Split basis of $9.50/share.

On July 23, 2013 the Company issued 250,000 shares to Kodiak pursuant to the terms of the Investment Agreement.

As a result, as of December 31, 2012 there were a total 16,544,025 common shares issued and outstanding and a total of 52,650 warrants (with a strike price of $0.38) to acquire common shares.

NOTE 5 - EARNINGS PER SHARE

The computation of earnings per share for the twelve-months period ended December 31, 2012 is as follows:

		12-31-2012
INCOME/LOSS PER COMMON SHARE, BASIC		
Numerator	Net income (loss)	$ (399,549.47)
Denominator	Weighted-average shares	16,544,024
Net loss per common share		$ (0.02)

For the period from inception (April 28, 2006) to September 30, 2012 there were 52,650 (post forward split) shares issuable upon exercise of warrants, however the exercise prices are such that issuance of these shares would be non-dilutive. Thus diluted earnings per share were the same as basic earnings per share at all times.

NOTE 6. INCOME TAXES

As of December 31, 2012, 2011 and 2010 the Company had federal net operating loss (NOL) carryforwards of approximately $974,475.35, $574,925.88 and $543,821.49, respectively, which may be used to offset future taxable income. The NOL and tax credit carryforwards will expire at various dates through 2031, and are subject to review and possible adjustment by federal and state tax authorities. The Internal Revenue Code contains provision that may limit the NOL and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders under Section 382 of the Internal Revenue Code.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 8. WARRANTS AND OPTIONS

On May 30, 2008, the Company issued 2,106 warrants exercisable into 2,106 shares of the Company's common stock. These warrants were issued per the Convertible Debt Agreement between the Company and the ADDF pursuant to the Convertible Debt grant funding provided to the Company by the ADDF. The ADDF received an aggregate of 2,106 warrants consisting of 2,106 Warrants each convertible into one share of common stock at an exercise price of $9.50. All warrants are exercisable at any time prior to May 30, 2013. Pursuant to the 25:1 forward split of the Company's Common Stock on July 23, 2012, the warrants have been adjusted accordingly such that the ADDF now holds an aggregate of 52,650 warrants consisting of 52,650 Warrants each convertible into one share of Common Stock at an exercise price of $0.38. As of the date of this report, no warrants have been exercised.

NOTE 9. COMMITMENT AND CONTINGENCY

There is no commitment or contingency to disclose during the period ended December 31, 2012 and 2011.

NOTE 10. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events in accordance with ASC Topic 855 and the Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 11. SIGNIFICANT TRANSACTIONS & RESTATEMENTS

a) The Company restated interest expense for the years ending December 31, 2012, 11, and 10, and the cumulative interest expenses of $152,613, $1035, $5221 and $170,844, respectively. The previously reported financial statements incorrectly included several miscellaneous bank charges that were not interest expenses.
b) The increase in cash balance from $9,653 at September 30, 2012 to $ $66,899 at December 31, 2012 was due to cash received pursuant to a convertible debt financing executed on October 18, 2012.
c) The reduction in contingent liability of $128,796 at December 31, 2011 to $78,796 at December 31, 2012 was due to the forgiveness of the Montgomery County Technology Development Grant. Accordingly, the Company recorded the $50,000 grant as other income in the fourth quarter and reduced the contingent liability.
d) On July 23, 2012 the Company converted $339,500 of principle and $152,230 in interest due to various convertible debt notes into 1,294,025 shares of common stock. The Company also issued 250,000 shares of Common stock to Kodiak Capital per the terms of an Investment Agreement executed between the

Company and Kodiak Capital. The Company booked the expense of these shares in the fourth quarter. Collectively, as a direct result of these conversions and shares issued to Kodiak Capital, the additional paid in capital increased from $44,970 at December 31, 2011 to $786,316 at December 31, 2012.

e) The statement of cash flows from the September 30, 2012 financials showed common stock issuance for cash of 1,544,024 (which included the 250,000 shares issued to Kodiak Capital), and this has now been restated as 1,294,024 of common stock issuance for cash and 250,000 of common stock issuance for expenses.

Exhibit B: Risk Factors

Our business, financial condition, operating results and prospects are subject to the following material risks. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment in the shares of our Common Stock.

Risks Related to Our Securities if the Company successfully lists its stock on the OTCBB market

There may not be an active, liquid trading market for our Common Stock.

The Company lists its common stock under the trading symbol RGXX on the Over-The-Counter Bulletin Board, or OTCBB, which is generally recognized as being a less active market than NASDAQ. Also, the pool of potential investors who may buy and sell on the OTCBB is limited. Many institutional investors have policies which preclude them from doing so. You may not be able to sell your shares at the time desired or at the price desired. There may be significant consequences associated with our stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

- limited dissemination of the market price of our securities;
- limited news coverage;
- limited interest by investors in our securities;
- volatility of our stock price due to low trading volume;
- increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and
- limited ability to issue additional securities or to secure additional financing.

The market for our Common Stock may be limited, because our Common Stock will be subject to "penny stock" rules.

Our Common Stock is subject to the SEC's "penny stock" rules. As a result, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected. Under the "penny stock" rules promulgated under the Exchange Act, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

- make a special written suitability determination for the purchaser;
- receive the purchaser's written agreement to a transaction prior to sale;
- provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and
- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result of these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed, and stockholders may find it more difficult to sell our Common Stock.

Your ability to sell your shares in the secondary trading market may be limited, because our Common Stock is quoted on the "OTCBB.".

While the Company's stock is quoted on the over-the-counter market on the OTCBB, as described above, the liquidity of our Common Stock will be limited, not only in regard to the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media of our Company. As a result, prices for shares of our Common Stock may be lower than might otherwise be the case if our Common Stock were quoted and traded on NASDAQ or a national securities exchange.

The price of our Common Stock may be highly volatile.

The share prices of publicly traded biotechnology and emerging pharmaceutical companies, particularly companies without consistent product revenues and earnings, can be highly volatile and are likely to remain highly volatile in the future. The price at which our Common Stock is quoted and the price which investors may realize in sales of their shares of our Common Stock (which may be materially different) will be influenced by a large number of factors, some specific to us and our operations, and some unrelated to our operations. Such factors may cause the price of our stock to fluctuate frequently and substantially. Such factors may include large purchases or sales of our Common Stock, positive or negative events relating to other companies developing drugs for Alzheimer's, positive or negative events relating to healthcare and the overall pharmaceutical and biotech sector, currency fluctuations, legislative or regulatory changes, and/or general economic conditions. In the past, shareholder class action litigation has been brought against other companies that experienced volatility in the market price of their shares. Whether or not meritorious, litigation brought against a company following fluctuations in the trading price of its common stock can result in substantial costs, divert management's attention and resources, and harm the company's financial condition and results of operations.

Kodiak Capital concentration limits of ownership may have a negative effect on their ability to purchase shares of our Common Stock if the share price falls below a certain price.

Kodiak Capital collectively cannot exceed beneficially owned an aggregate nine and ninety nine one hundredths percent (9.99 %) of our issued and outstanding Common Stock. This concentration of ownership may be reached substantially earlier than expected, if the trading price of our common stock declines significantly over the offering period. If this concentration limit is reached earlier than expected it will have a negative impact on the amount of funds the Company is eligible to receive from Kodiak in a given time period.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the market price of our Common Stock.

We have not paid any cash dividends on our Common Stock to date in the Company's history, and we do not intend to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Also, any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of our Common Stock.

Our ongoing operations will require substantial ongoing funding through equity and/or debt issuances. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Drug development, and more specifically clinical trials are very expensive (especially when they involve a large numbers of patients and trial sites) and require substantial funding throughout their

execution. We currently have plans to conduct a phase I/II clinical trial once we have completed sufficient pre-clinical studies as required by the USFDA, and these pre-clinical studies and the extent to which we need to establish efficacy in a combined Phase I/II clinical trial may require a large number of patients to be enrolled and followed for a long period of time. Therapeutic products with cognitive endpoints like ours may require extensive and long-term follow-up in order to achieve a statistically significant benefit. As such, until we have completed additional pre-clinical studies and discussed these results with the USFDA, the Company does not know exactly how many patients will ultimately be required for these clinical trials, and is basing its cost estimates and projections on industry comparables which are subject to significant variations. The initiation, execution and completion (if successful) of well thought out and strategically designed clinical trials is how biotech companies like ours move their products towards commercialization and build company value. At the same time, such operations require substantial amounts of ongoing funding throughout their execution. Such funding must be obtained through issuance of equity and/or incurring debt (which is usually convertible debt, convertible in to equity at the investor's option). Accordingly, we will have to obtain substantial ongoing funding throughout the execution of our pre-clinical studies and clinical trials through the issuance of substantial additional equity and/or incurring substantial additional debt. This may have a negative effect on the market price of our Common Stock, and it will dilute existing share ownership.

The Purchase Agreement overall will involve registration and sale of a significant amount of our Common Stock, through a series of registration statements over a period of up to 12 months. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Under the Purchase Agreements executed with Kodiak Capital, we may sell up to $5 million ($1M before registration and $4M after registration) of our Common Stock to the Selling Stockholder during the 12-month period starting on July 17, 2012. The actual number of shares which we may end up selling is unknown at present, as we do not yet know how much of that capacity we will choose to use, nor the timing of when we will choose to use it, nor the market price of our stock at the various times we choose to use it. However, the number of shares that we will sell under the Purchase Agreement, and that the Selling Stockholder will, in turn, re-sell in the market, is likely to be substantial. As with any small biotech company stock, our Common Stock may experience negative effects from the sale of additional stock during the course of the clinical trials, and such additional stock will dilute existing share ownership.

This registration statement is registering the first 10,000,000 shares of our Common Stock for resale by the Selling Stockholder pursuant to the Purchase Agreement. Such resale may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Pursuant to this registration statement, of which this Prospectus forms a part, we are registering 10,000,000 shares of our Common Stock. These shares comprise the first tranche of the total potential shares to be registered and sold pursuant to the Purchase Agreement, as described above. This first tranche of shares constitutes a substantial amount, relative to our total issued and outstanding shares at present. The sale of these shares may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Substantial amounts of our previously issued Common Stock are now and/or will soon be eligible for resale under Rule 144. This may have a negative effect on the market price of our Common Stock.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a six- month holding period may, under certain circumstances, sell within any three-month period a number of

securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. In addition, under certain circumstances Rule 144 also permits the sale of securities, without any limitation, by a person who is not an affiliate of the Company (as such term is defined in Rule 144(a)(1)), and who has satisfied a one-year holding period.

As of December 31, 2012, approximately 1,924,024 shares of our Common Stock were previously issued as restricted securities as defined under Rule 144 of the Securities Act of 1933, as amended (the "Act") and are outstanding. Of these, approximately 1,674,024 shares of such restricted stock have been outstanding for more than six (6) months and some or all of these shares may be resold without registration pursuant to Rule 144.

As of December 31, 2012, approximately 14,620,000 shares of Common Stock are held by the two founders of the Company, and another 3,750,000 options are eligible for conversion into Common Stock, which are subject to affiliate restrictions of trading for an extended period of time.

If substantial amounts of such shares are sold pursuant to Rule 144, this may have a negative effect on the market price of our Common Stock.

The Selling Stockholder will pay less than the then-quoted market price for our Common Stock, under the formula specified in the Purchase Agreement, and this could have a negative effect on the market price of our Common Stock.

As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, the Put Shares of Common Stock that we will put to the Selling Stockholder will be purchased by the Selling Stockholder at a discount price. In our case, the discount price will be equal to a formula specified in the Purchase Agreement: the price will be eighty-five percent (85%) of the lowest closing bid prices of our Common Stock during the five (5) trading days prior date on which the Company delivers the Put Notice to the Selling Stockholder under the Purchase Agreement. To the extent that we (the Company) choose to exercise the put right, and sell Put Shares to the Selling Stockholder, your ownership interest will be diluted. As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, it is anticipated that he Selling Stockholder, in turn, will sell the Put Shares of our Common Stock immediately upon receiving the Put Shares in order to minimize their risk and exposure in regard to the Put Shares, and in order to realize any profit involved. When the Selling Stockholder resells the Put Shares, this could have a negative effect on the market price of our Common Stock.

We may not have access to the full amount available under the Purchase Agreement.

The only way we are able to access the funding provided for in the Purchase Agreement is by selling Put Shares of our Common Stock to the Selling Stockholder. In order for us to be able to sell Put Shares, there must be an effective registration statement in place covering the resale of such Put Shares by the Selling Stockholder, and certain other conditions must be met.

So, our ability to sell Put Shares of our Common Stock to the Selling Shareholder will not begin until this registration statement, of which this Prospectus is a part, is declared effective by the SEC, and will only continue as long as this registration statement remains effective.

Our ability to sell further Put Shares to the Selling Stockholder, beyond the initial Put Shares covered in this registration statement, will only arise if and to the extent that we prepare and file one or more

additional registration statements covering the resale of further Put Shares under the Purchase Agreement, and such registration statements become effective (and if certain other conditions are satisfied).

These subsequent registration statements may be subject to review and comment by the Staff of the SEC, and will require the consent of our independent registered public accounting firm. Therefore, the timing of these subsequent registration statements cannot be assured, nor can their effectiveness be assured. Accordingly, there is no guarantee that we will be able to draw down all or any portion of the rest of the funding that is potentially available to us under the Purchase Agreement.

We have a number of securities convertible into, or allowing the purchase of our common stock. Investors in this offering could be subject to increased dilution. Also, the issuance of additional shares as a result of such conversion or purchase, or their subsequent sale, could adversely affect the price of our common stock.

Investors in this offering will be subject to increased dilution upon conversion of certain existing and/or new convertible debt and upon the exercise of outstanding stock options and warrants. There were 20,294,025 shares of our common stock outstanding as of December 31, 2012, including 3,750,000 options granted to the 2 founders of the company. As of that date, outstanding convertible debt and contingent liabilities of $255,135 and $78,796 respectively could be converted into shares of our common stock. Stock options and warrants outstanding that are exercisable represented an additional 52,650 shares of our common stock that could be issued (for which cash would need to be remitted to us for the warrant holder exercise) in the future. Most of the outstanding shares of our common stock, as well as the vast majority of the shares of our common stock that may be issued under our outstanding options and warrants, are restricted from trading and/or have the contractual right to be registered, as discussed in more detail above in the Risk Factor discussing Rule 144.

Any significant increase in the number of shares offered for sale could cause the supply of our common stock available for purchase in the market to exceed the purchase demand for our common stock. Such supply in excess of demand could cause the market price of our common stock to decline.

Risks Related to Our Company and Operations

The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes- Oxley Act may strain our resources and may divert management's attention from other business concerns, both of which may have a material adverse effect on our business.

Our management has identified internal control deficiencies, which our management and our independent auditor believe constitute material weaknesses.

In connection with the preparation of our financial statements for the year ended December 31, 2011, June 30, 2012 and prior years, our management identified certain internal control deficiencies that, in the aggregate, represent material weaknesses, including:

- lack of a sufficient number of independent directors on our audit committee
- lack of a financial expert on our audit committee
- insufficient segregation of duties in our finance and accounting function due to limited personnel

We intend to take appropriate and reasonable steps, in due course, to make the necessary improvements to address these deficiencies, but the timing of such steps is uncertain and the availability of funding and resources for such steps are also uncertain. Our ability to attract qualified individuals to serve on our Board and to take on key management roles within the Company is also uncertain. Our failure to successfully remedy the existing weaknesses could lead to heightened risk for financial reporting mistakes and irregularities, and/or lead to a loss of public confidence in our internal controls that could have a negative effect on the market price of our Common Stock.

We will need to continue raising substantial funding, on an ongoing basis, for general corporate purposes and operations, including our clinical trials. Such funding may not be available or may not be available on attractive terms.

As of September 30, 2012, we had approximately $10,000 of cash on hand. We will need substantial additional funding, on an ongoing basis, in order to continue execution of our clinical trials to move our product candidates towards commercialization, to continue prosecution and maintenance of our large patent portfolio, to continue development and optimization of our manufacturing and distribution arrangements, and for other corporate purposes. We are pursuing financing with several parties, which we hope to complete later this year in addition to the sales of Put Shares under the Purchase Agreement. However, there can be no assurance that we will be able to complete any of the financings, or that the terms for such financings will be attractive. Any financing, if available, may include restrictive covenants and provisions that could limit our ability to take certain actions, preference provisions for the investors, and/or discounts, warrants or other incentives. Any financing will involve issuance of equity and/or debt, and such issuances will be dilutive to existing shareholders. If we are unable to obtain additional funds on a timely basis or on acceptable terms, we may be required to curtail or cease some or all of our operations at any time.

We are likely to continue to incur substantial losses, and may never achieve profitability.

We have incurred net losses every year since our formation in April of 2006, and had a deficit accumulated during the development stage of approximately $974K as of December 31, 2012. We expect that these losses will continue, and we anticipate negative cash flows from operations for the foreseeable future. We may never achieve or sustain profitability.

As a development stage company with a novel technology and unproven business strategy, our limited history of operations makes an evaluation of our business and prospects difficult.

We have had a limited operating history and we are still in the process of developing our product candidates through research and development and eventually clinical trials. Our technology is novel and involves assumptions about biological processes that are still debated among experts in the field. Alzheimer's therapies have been pursued by many parties for decades, and have experienced many failures. Our technology involves a novel approach to altering the course of the disease based on solid proof of concept data, but also involves a relatively new class of drug (peptide) and thus, relatively novel product economics and business strategies, which has limited examples of commercial success. We have not yet completed sufficient animal studies to predict with any certainty any of the potential issues we might have with the scale up required for commercial scale, nor have we finalized the route of administration for delivery of the drug into the brains of patients affected with Alzheimer's. This limited operating history, along with the novelty of

our technology, product economics, and business strategy, and the limited scale of our operations to date makes it difficult to assess our prospects for generating revenues commercially in the future.

We will need to expand our management and technical personnel as our operations progress, and we may not be able to recruit such additional personnel and/or retain existing personnel.

We operate the company in a virtual environment. Many, and at times, all of our personnel are retained on a consulting or contractor basis. Biotech companies typically have a larger number of employees as they progress the product through various development stages, and consequently have an increasing burn rate over time. The Company, by implementing a virtual operation, currently has the ability to focus its resources on the development work required vs. the large overhead of carrying such personnel, when much of the work is being done through its contractors. Developing drugs require extensive and diverse management activities and skill sets, including scientific, medical, regulatory (FDA or foreign counterpart), manufacturing, distribution and logistics, site management, business, financial, legal and public relations outreach to both the patient community and physician community, and the Company and its founding management have a vast network of resources to pull such expertise from on a consulting and contract basis so as to maintain a lean overhead rate. In addition, for overall company operations, other necessary management activities and skill sets involving intellectual property, administrative, regulatory (SEC), investor relations are also handled by outside consultants on an as needed basis.

Our performance and success are dependent upon the efforts and abilities of our management, and medical and scientific personnel, whether they are employees or consultants. Nonetheless, our growth will eventually require hiring a significant number of qualified technical, commercial, business and administrative personnel. If we are unable to attract and retain the qualified personnel necessary to develop our business, perform contractual obligations under our AECOM license agreement and maintain appropriate licensure, on acceptable terms, we may not be able to sustain our operations or achieve our commercialization and other business objectives and we may fail to grow or sustain our business as a going concern.

While not expected, it is possible that at such time as the Company seeks to expand, the available pool of personnel with such expertise and experience may not be readily available, and will have to expand its search internationally making the cost of hiring such personnel cost prohibitive or even impossible. In addition, our company is small and has limited resources, our business prospects are uncertain and our stock price is volatile. For some or all of such reasons, we may not be able to recruit all the management and technical personnel we need, and/or we may not be able to retain all of our existing personnel. In such event, we may have to continue our operations with a smaller than usual team of personnel, and our business and financial results may suffer.

The necessary specialized facilities, equipment and personnel may not be available or obtainable for the scale-up of manufacturing of our product candidates or the drug delivery vehicles that our drug substance requires in order to deliver our drug to the brain.

While the manufacture of peptides is rather simple, the manufacture of peptides in context with complex drug delivery methods may not be, especially since the Company has not yet completed the studies yet to determine the exact formulation of such drug delivery compositions. It is possible that such drug delivery-peptide compositions will require specialized facilities, equipment and personnel which are entirely different than what is required for manufacturing of our peptides alone. Scaling up the manufacturing of such composite products to volume levels required for commercialization may require unknown amounts of specialized facilities, equipment and personnel. Since such drug delivery products are so new, and have limited commercialization experience, the supply of the specialized facilities, equipment and personnel

needed for them has not yet developed. It may not be possible for us (or our CMO) to obtain all of the specialized facilities, equipment and personnel needed for commercialization of our composite product candidates. This could delay or halt our commercialization.

Our technology is novel, involves a complex pathway, and may not prove to be effective.

The scientific community and physician community have been trying for over 100 years to develop drugs that can recover the cognitive functions lost in the progression of Alzheimer's disease. There have been many different product designs – and many product failures and company failures. To date, only five drugs have been approved to treat symptomatic memory loss, but none are approved to alter the course of the disease and as such are only effective therapies for a limited period of time. The pathology of Alzheimer's is complex, with many diverse elements, and the state of scientific understanding of the disease is still evolving. Other therapies developed by other parties delivered promising results in early development including clinical trials, but failed in later stage clinical trials due to unexpected toxicities and/or lack of efficacy as measured by an recovery of cognitive function. To date, we have only conducted early stage pre-clinical feasibility studies in limited numbers of animal models. Although the results of those studies were quite positive, those results may not be achieved in our clinical trials, and our product candidates may not ultimately be found to be effective.

Clinical trials for our product candidates are expensive and time consuming and their outcome is uncertain.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is expensive, lengthy and uncertain. It can vary substantially, based upon the type, complexity and novelty of the product involved. Clinical trials are especially expensive (typically requiring tens of millions of dollars), and take years to reach their outcomes. Such outcomes often fail to reproduce the results of earlier trials. It is often necessary to conduct multiple late stage trials in order to obtain sufficient results to support product approval, which further increases the expense. Sometimes trials are further complicated by changes in requirements while the trials are under way (for example, when the standard of care changes for the disease that is being studied in the trial). Accordingly, any of our current or future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, either of which could delay or stop the commercialization of our product candidates.

We have limited experience in conducting and managing clinical trials.

We rely on third parties to assist us, on a contract services basis, in managing and monitoring all of our pre-clinical studies and clinical trials. We do not have experience conducting clinical trials ourselves, without third party service firms, nor do we have experience in supervising such third parties in managing clinical trials. Our lack of experience and/or our reliance on these third party service firms may result in delays or failure to complete these trials successfully and on time. If the third parties fail to perform, we may not be able to find sufficient alternative suppliers of those services in a reasonable time period, or on commercially reasonable terms, if at all. If we were unable to obtain alternative suppliers of such services, we might be forced to delay, suspend or stop development of our drug candidates until such time as we find suppliers meeting our requirements.

Multiple late stage clinical trials of our lead product may be required before we can obtain regulatory approval.

Typically, companies conduct multiple late stage clinical trials of their product candidates before seeking product approval. While under certain circumstances, the FDA and the European Medicines Agency

("EMA") or other International regulatory agencies could accept a larger well designed Phase II study as a single study in support of approval, it is not yet known whether any of them will do so in this case, and it is also possible that the Company will have to perform more than one Phase III study (as has happened in the past with therapies designed to treat Alzheimer's disease). Even if the results are as positive and compelling as in our pre-clinical studies, we may be required to conduct additional late stage trials before we can obtain product approval. This would substantially delay our commercialization. There is also some possibility that changes within the FDA or other regulatory body or changes in the trial design requested by such authority could complicate the application process for product approval. In addition, a number of products are under development for Alzheimer's in the US and Internationally. It is possible that the standard of care for Alzheimer's could change while our drug development is still under way based on the results of studies that are currently underway. This could necessitate additional and/or differently designed clinical trials with our product candidate for Alzheimer's.

We may not receive regulatory approvals for our product candidates or there may be a delay in obtaining such approvals.

Our products and our ongoing development activities are subject to regulation by regulatory authorities in the countries in which we or our collaborators and distributors wish to test, manufacture or market our products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in other jurisdictions. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use.

The time taken to obtain regulatory approval varies between countries. In the US, for products without "Fast Track" status, it can take up to eighteen (18) months after submission of an application for product approval to receive the FDA's decision. Even with Fast Track status, FDA review and decision can take up to twelve (12) months. At present, we do not have Fast Track status for any of our products.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements, as well as case load at the regulatory agency at the time.

We may fail to comply with regulatory requirements.

Our success will be dependent upon our ability, and our collaborative partners' abilities, to maintain compliance with regulatory requirements, including current good manufacturing practices ("cGMP") and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Regulatory approval of our product candidates may be withdrawn at any time.

After regulatory approval has been obtained for medicinal products, the product and the manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Regulators may also subject approvals to restrictions or conditions, or impose post-approval obligations on the holders of these approvals, and the regulatory status of such products may be

jeopardized if such obligations are not fulfilled. If post-approval studies are required, such studies may involve significant time and expense.

Our product candidates may require a different formulation and/or route of administration than conventional therapeutic products, and this may impede commercialization of our product candidates.

Our MoBA product candidate consists of peptides administered to the brain of patients affected by Alzheimer's disease. In order for the drug to successfully reach the brain, the peptides must likely be combined with a drug delivery technology that facilitates administration of the peptide to the brain of the patient, since traditional drug formulations will most likely not support a clinically meaningful concentration of drug. Such drug delivery technology may be invasive, such as the case with direct administration to the brain, or may limit the shelf life of the drug substantially, and/or may require different processing for the handling, distribution and delivery than traditional chemical or biologic drugs. For all of these reasons, among others, we may not be able to use the distribution networks and processes that already exist for conventional drugs. It may take time for shipping companies, hospitals, pharmacies and physicians to adapt to the requirements for handling, distribution and delivery of these products, which may adversely affect our commercialization.

Our product candidates may require different marketing and sales methods and personnel than conventional therapeutic products, depending on its formulation and route of administration. Also, we lack sales and marketing experience. These factors may result in significant difficulties in commercializing our product candidates.

The commercial success of any of our product candidates will depend upon the strength of our sales and marketing efforts. We do not have a marketing or sales force and have no experience in marketing or sales of products like our lead product, MoBA. To fully commercialize our product candidates, we will need to recruit and train marketing staff, and a sales force with technical expertise and ability to manage the distribution of MoBA. As an alternative, we could seek assistance from a corporate partner or a third party services firm with a large distribution system and a large direct sales force. If MoBA has specific or unusual handling or routes of administration, we may still have to train such partner's or such services firms' personnel about our products, and would have to make changes in their distribution processes and systems to handle our products. We may be unable to recruit and train effective sales and marketing forces or our own, or of a partner or a services firm, and/or doing so may be more costly and difficult than anticipated. Such factors may result in significant difficulties in commercializing our product candidates, and we may be unable to generate significant revenues.

The availability and amount of potential reimbursement for our product candidates by governmental and private payers is uncertain and may be delayed and/or inadequate.

The availability and extent of reimbursement by governmental and/or private payers is essential for most patients to be able to afford expensive treatments, such as Alzheimer's treatments. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payers tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement price for fundamentally novel products such as ours, as there have been no products approved that alter the course of Alzheimer's disease.. Although CMS approved coverage and reimbursement for the five drugs approved for the symptomatic treatment of Alzheimer's, and the Company's projections

include substantial price mark-up over the existing approved drugs, there is no indication that a price increase will be justifiable or allowed by the CMS for new drugs that are approved in this class.

Various additional factors could increase the difficulties for our MoBA to obtain reimbursement. Approval of competing disease modifying products (drugs and/or devices) for the same disease indications could make the need for our products and the cost-benefit balance seem less compelling. The cost of our product may be limited if the required dosing of the product is more frequent (twice or more daily vs. weekly or monthly), thus requiring the Company to focus its efforts on reducing the cost of goods as soon as possible. Thus, if we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected.

The methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Medicare Prescription Drug, Improvement, and Modernization Act (the "Medicare Modernization Act"), enacted in 2003, provided for a change in reimbursement methodology that has reduced the Medicare reimbursement rates for many drugs.

In markets outside the US, where we plan to operate in the future, the prices of medical products are subject to direct price controls and/or to reimbursement with varying price control mechanisms, as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the US. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Accordingly, in markets outside the US, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenues and profits.

Competition in the biotechnology and biopharmaceutical industry is intense and most of our competitors have substantially greater resources than we do.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several major companies with strong financial backing, such as Johnson and Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, ~43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Of the companies developing new drugs, according to Frost and Sullivan, nearly 38% are developing drugs focused on APP and Abeta, and more than 50% of the drugs in development are focused on cognitive enhancers similar to the 4 approved drugs, and the remaining percentage on novel mechanisms of action. Several of these groups have reached late stage clinical trials: As of August 20, 2012, there are 137 active, enrolling clinical trials referencing Alzheimer's as the indication via clinicatrials.gov listed the following studies with open enrollment:

20	Phase IV
20	Phase III
6	Phase II/III
58	Phase II

7	Phase I/II
26	Phase I

Notwithstanding the competition described above, recently the failure of JNJ, Pfizer, Eli Lilly and Élan's Bapineuzumab phase III clinical trial further emphasizes the need for novel, well designed disease altering drugs, and animal models that faithfully reconstruct the biology of dementia, and at the same time supports our scientific hypothesis, since we and others predicted the failure of this drug, based on our scientific hypothesis that amyloid plaques are not the cause of the disease, and as such, creating drugs that target this stage of the disease will not be clinically beneficial.

Most of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing and sales than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they enter into collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs, and in obtaining sites for our clinical trials and enrolling patients.

Our competitors may develop more effective or affordable products, or achieve earlier or greater patent protection or earlier product marketing and sales. Any products developed by us may be rendered obsolete and non-competitive.

We may be prevented from using the MoBA and/or NoMAD names commercially in the US and/or Europe.

The USPTO, US FDA and/or EU EMA may not approve the name MoBA for use commercially and/or clinically, and the USPTO may not approve or grant allowance for use of the name NoMAD commercially. Failure to obtain the approval for the use of the MoBA and/or NoMAD names in US and/or Europe would require us to market our product candidates under a different name, which could impair the successful marketing of our product candidates and may have a material adverse effect on our results of operations and financial condition.

Competing generic medicinal products may be approved.

The approval of generic medicinal products once patent protection and other forms of data and market exclusivity have expired could significantly impair our ability to generate revenues or achieve long-term profitability by creating significant competition from such products which may reduce sales of our products.

We may be exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future, if at all.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Insurance coverage may not be available to us at on commercially reasonable terms (including acceptable cost), if at all. Insurance that we obtain may not be adequate to cover claims against us. Regardless of whether they have any merit or not, and regardless of their eventual outcome, product liability claims may result in decreased demand for our product candidates, injury to our reputation, withdrawal of clinical trial participants or physicians, and/or loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We may from time to time store, handle, use and dispose of controlled hazardous, radioactive and biological materials in our business. Our current use of these materials generally is below thresholds giving rise to burdensome regulatory requirements. Our development efforts, however, may result in our becoming subject to additional requirements, and if we fail to comply with applicable requirements we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released or disposed of at our future facilities or at locations to which we send materials for disposal, we could be liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs.

Insurance covering certain types of claims of environmental damage, or injury resulting from the use of these materials, is available but can be expensive and is limited in its coverage. We have no insurance specifically covering environmental risks or personal injury from the use of these materials and if such use results in liability, our business may be seriously harmed.

Our intellectual property rights may not provide sufficient commercial protection for our product candidates, or third parties may infringe upon our intellectual property.

Patent laws afford only limited protection and may not protect our rights to the extent necessary to sustain any competitive advantage we may have. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in those countries. Moreover patents and patent applications relating to method of use often involve complex factual and legal issues, and may be subject to limitations and reduction in scope if found to infringe upon pre-existing compositional intellectual property or prior art - and as a result, are uncertain.

We have, through our license with Albert Einstein College of Medicine (AECOM), 1 patent granted in China and 12 patent applications pending in regard to our product candidates, and related matters. This issued patent, and the patent applications once granted, will expire at various dates from 2025-2026. Any issued patents, or patent applications that issue in the future may, at any time, be challenged, and such challenges may result in reductions in scope or invalidations. Such pending patent applications may not result in issued patents. Moreover, these patents and patent applications may not be sufficiently broad to prevent others from using substantially similar technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies, or design around these patented and patent pending technologies.

We have taken security measures (including execution of confidentiality agreements) to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Our success will depend, in part, on whether we can: obtain patents to protect our own products and technologies; obtain licenses to use the technologies of third parties if necessary, which may be protected by patents; and protect our trade secrets and know-how. Our inability to obtain and rely upon patents essential to our business may have a material adverse effect on our business, operating results and financial condition

We may be unable to maintain our licenses, patents or other intellectual property and could lose important protections that are material to continuing our operations and growth and our ability to achieve profitability.

Our license agreement with the AECOM and other such license agreements we may enter into require us to pay license fees, royalties and milestone payments and fees for patent filings and applications. Obtaining and maintaining patent protection and licensing rights also depends, in part, on our ability to pay the applicable filing and maintenance fees. Our failure to meet financial obligations under our license agreements in a timely manner or our non-payment or delay in payment of our patent fees could result in the loss of some or all of our rights to proprietary technology or the inability to secure or enforce intellectual property protection. The loss of any or all of our intellectual property rights could materially limit our ability to develop and/or market our services, which would materially and adversely affect our business, operating results and financial condition.

We may be exposed to claims or lawsuits – with or without merit – that our products infringe patents or other proprietary rights of other parties.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. The patent landscape is especially uncertain in regard to products wherein the scientific mechanisms of disease are still evolving, such as is the case with Alzheimer's disease. Infringement and other intellectual property claims -- with or without merit -- can be expensive and time-consuming to litigate and can divert management's attention. In the future, we may be exposed to claims by third parties – with or without merit -- that our products infringe their intellectual property rights. Such claims or lawsuits may involve substantial costs and diversion of management attention to defend.

In addition, because patents can take many years to issue, and patent applications are not published until up to eighteen months after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our products may inadvertently infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

MoBA is currently our only therapeutic technology in development.

Unlike many pharmaceutical companies that have a number of products in development and which utilize many different technologies, we are largely dependent on the success of our MoBA platform technology. While the MoBA technology has a wide scope of potential use within the field of Dementia, if the core MoBA technology is not effective or is not commercially viable for a variety of reasons including but not limited to formulation, stability, and or efficacy, our business could fail. We are currently seeking development of our novel animal models NoMAD; however the economics of such are much different than a therapeutic drug. The Company is also exploring opportunities to in-license additional products to offset this risk but additional products will require significant capital to develop and as such adds additional risks to the Company, and will have its own set of commercial risk factors.

Our success partly depends on existing and future collaborators and third parties.

We work with scientists and medical professionals at academic and other institutions and contract research organizations, especially including the institution of the co-founder of RemeGenix (Dr. Luciano

D'Adamio), Albert Einstein College of Medicine. Some of these groups have previously conducted research for us or have assisted in developing our research and development strategy and we will rely on such groups continuing to provide such service at and at the level and quality it has previously. These scientists and medical professionals are collaborators and contractors, not our employees. They may have commitments to, or contracts with, other businesses or institutions that limit the amount of time they have available to work with us. We have little control over these individuals, organizations and companies. We can only expect that they devote time to us and our programs as required by any license, consulting, sponsored research agreements or other business agreements we may have with them. In addition, these individuals, organizations or companies may have arrangements with other companies to assist in developing technologies that may compete with our products. If these individuals do not devote sufficient time and resources to our programs, or if they provide substantial assistance to our competitors, our business could be seriously harmed.

The success of our business strategy may partially depend upon our ability to develop and maintain our relationships with such collaborators, organizations and companies and to manage the working relationship effectively. Due to concerns regarding our ability to continue our operations or the commercial feasibility of our MoBA, these third parties may decide not to conduct business with us or may conduct business with us on terms that are less favorable than those customarily extended by them. If either of these events occurs, our business could suffer significantly.

We may have disputes with our collaborators, which could be costly and time consuming. Failure to successfully defend our rights could seriously harm our business, financial condition and operating results. We intend to continue to enter into collaborations in the future. However, we may be unable to successfully negotiate any additional collaboration and any of these relationships, if established, may not be scientifically or commercially successful.

The Albert Einstein College of Medicine, Yeshiva University has the ability to exercise influence over the patent rights of our technology.

The terms of our exclusive license of the technology from the Albert Einstein College of Medicine, Yeshiva University provide for a certain level of control/joint approval of decisions. For example, should we seek to collaborate in the form of a sublicense with a third party on the technology programs, prior approval of the Albert Einstein College of Medicine would be required for any such sublicensing agreement. There can be no assurance they would grant approval for decisions requiring their consent. In addition, we previously entered into a sponsored research agreement with the University, pursuant to which they perform certain research activities for us, and expect to enter into additional agreements. Accordingly, we are highly dependent on the University's cooperation and performance in developing the technology. Further, the technology license agreement requires the payment of certain license fees, royalties and milestone payments, payments for patent filings and applications. Our failure to meet our current outstanding financial obligations as well as future financial and other obligations under the license and/or any sponsored research agreements in a timely manner could result in the loss of some or all of our rights to proprietary technology, such as the loss of exclusive rights or even termination of the agreements.

We have a very limited history of conducting our own research and development activities.

To support our research and development capabilities we rely largely on the collaboration of our CSO and AECOM. To pursue our business strategy fully, we must increase our internal research capabilities, which we are endeavoring to accomplish, by establishing relationships with additional third parties as well as planning to establish our own laboratory in close proximity to our CSO in New York. There can be no assurance that we will be successful in these efforts. Our additional research and development capacity also will require

adequate sources of funding, and availability of space, both of which may limit our success. There can be no assurance that any of these development efforts will produce a successful product or technology. Our failure to develop our products would have a material adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by new legislation.

Changes in applicable legislation and/or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to market, the imposition of restrictions on the product's sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on our business.

Our business could be adversely affected by animal rights activists.

Our business activities have involved animal testing, as such testing is required before new medical products can be tested in clinical trials in patients. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected. Negative publicity about us, our pre-clinical trials and our product candidates could also adversely affect our business.

EXHIBIT 99.2

QUARTERLY REPORT FOR THE PERIOD ENDING JUNE 30, 2013



RemeGenix, Inc.

Quarterly Financial Statements

For the Quarter Ended March 31, 2013

(unaudited)

(Prepared by Management)

DELAWARE	20-4786696
(State of Incorporation)	(I.R.S. Employer ID Number)

4800 Montgomery Lane Suite 800
Bethesda, MD 20814
Tel: 518-302-1515
(301) 476-0052 - Fax

The number of Registrant's shares of common stock, $0.0005 par value, 23,000,000 Authorized shares of Common Stock and 16,544,025 issued and outstanding shares of Common Stock, as of March 31, 2013.

Item I. Name of Issuer:

RemeGenix, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814
Office Tel. +1 (508) 302-1515
Office Fax +1 (301) 476-0052
Website www.remegenix.com

Item II. Shares Outstanding

A. Common Stock

		March 31, 2013
Shares Authorized		23,000,000
Shares Issued		16,544,025
Freely Tradable Shares		1,674,025
# of Shareholders of Record		44

B. Preferred Stock

None

Item III. Financial Statements

The un-audited quarterly financial statements for the period ended March 31, 2013, prepared by the company, immediately follow.

REMEGENIX, INC.
(A Development Stage Company)
BALANCE SHEETS
(unaudited)

	As of Mar 31, 13 (unaudited)	As of Dec 31, 12 (unaudited)	As of Dec 31, 11 (unaudited)
ASSETS			
Current Assets			
Cash	$ 35,242.28	$ 66,899.44	$ 513.32
Total Current Assets	$ 35,242.28	$ 66,899.44	$ 513.32
Other Assets			
Intangible Assets and IP	$ 233,835.62	$ 233,835.62	$ 189,835.62
Total Other Assets	$ 233,835.62	$ 233,835.62	$ 189,835.62
TOTAL ASSETS	**$ 269,077.90**	**$ 300,735.06**	**$ 184,348.94**
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 50,000.00	$ 50,000.00	$ 90,000.00
Bank Indebtedness	$ 13,590.24	$ 14,550.24	$ 20,176.15
Total Current Liabilities	$ 63,590.24	$ 64,550.24	$ 110,176.15
Long Term Liabilities			
License Fees	$ 90,000.00	$ 90,000.00	$ -
Contingent Liability - Debt	$ 78,795.82	$ 78,795.82	$ 128,795.82
Convertible Debt Notes	$ 255,134.85	$ 255,134.85	$ 475,302.85
Total Long Term Liabilities	$ 423,930.67	$ 423,930.67	$ 604,098.67
Total Liabilities	$ 487,520.91	$ 488,480.91	$ 714,274.82
Stockholders' Equity			
Common Stock*	$ 413.76	$ 413.76	$ 30.00
Additional Paid in Capital	$ 786,315.74	$ 786,315.74	$ 44,970.00
Retained Earnings (deficit)	$ (974,475.35)	$ (574,925.88)	$ (543,821.49)
Net Income	$ (30,697.16)	$ (399,549.47)	$ (31,104.39)
Total Shareholders' Equity	$ (218,433.01)	$ (187,745.85)	$ (529,925.88)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 268,077.90**	**$ 300,735.06**	**$ 184,348.94**

*Common Stock, $0.0005 par value, 23,000,000 shares authorized, 16,544,025 shares issued and outstanding as of Mar 31, 2013.

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,	Twelve Months Ended December. 31,		From Inception Apr, 2006 through Mar. 31,
	2013	2012	2011	2013
Revenue	$ -	$ 45,000	$ 30,000	$ 89,100
Total Revenue	-	45,000	30,000	89,100
Expenses				
Research & Development	-	13,427.40	24,889.00	189,855.40
Legal Fees (IP Expenses)	3,000.00	53,077.00	30,903.65	301,050.99
Interest Expense	123.00	152,613.59	1,035.29	170,967.01
Gen. & Admin. Exps.	27,574.16	275,431.48	4,276.45	482,399.11
All Operating Expenses	30,697.16	494,549.47	61,104.39	1,144,272.51
Other Inc. (Exp.)	-	50,000.00	-	50,000.00
Net Income (Loss)	(30,697.16)	(399,549.47)	(31,104.39)	(1,005,172.51)
Basic and diluted Earnings (Loss) per Share	(0.002)	(0.02)	(0.002)	(0.06)
Weighted average number of common shares outstanding	16,544,024	16,544,024	15,000,000	16,544,024

See Notes to Financial Statements

REMEGENIX, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,	Twelve Months Ended December 30,		From Inception April 2006 through Mar. 31,
	2012	2012	2011	2013
Cash Flows From Operating Activities				
Net Income (Loss)	$ (30,697.16)	$(399,549.47)	$ (31,104.39	$(1,005,172.51)
Increase (Decrease) in Accts Payable	-	(40,000)	90,000	50,000
Changes in operating assets & liabilities	–	–	–	–
Net Cash provided by (used in) operations	(31,657.16)	(445,175.38)	55,130.90	(941,582.27)
Cash Flows From Investing Activities				
Net cash provided by investing activities	-	(50,000)	(110,596.35)	(233,835.62)
Cash Flows From Financing Activities				
Common Stock Issuance For Cash	-	1,294,024	–	16,294,025
Common Stock Issuance For Expenses	-	250,000	–	250,000
Net cash provided by financing activities	-	561,561.50	55,900	1,210,660.17
Net increase (decrease)	(31,657.16)	66,386.12	435.55	35,242.28
Cash beginning of period	66,899.44	513.32	78.77	–
Cash end of period	$ 35,242.28	$ 66,899.44	$ 513.32	35,242.28
Supplemental Disclosures of Cash Flow Information				
Interest paid	$ 123.00	152,613.59	$ 1,035.29	$ 170,967.01
Income taxes paid	$ –	$ –	$ –	$ –

See Notes to Financial Statements

Item IV. Management's Discussion and Analysis of Financial Condition or Plan of Operation

Statements made in this Annual Report that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of Section 27A of the of the Securities Act of 1933 (the "Act") and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Unless the context otherwise requires, The "Company", "we," "us," and "our," refer to RemeGenix, Inc.

BUSINESS AND PLAN OF OPERATION

REMEGENIX, INC. ("the Company" or "the Issuer") was organized under the laws of the State of Delaware on April 28, 2006.

Management is currently engaged in research and development of its lead therapeutics drug candidate to be used in the treatment of Alzheimer's disease. The Company is also seeking relevant parties who would be willing to pay for access to its proprietary animal models for use in their own research and development efforts. To date, the Company has secured nominal revenues in exchange for providing services to two different parties. The Company anticipates with more capital that it can expand its revenue streams and secure larger funding so as to accelerate its research and development efforts.

Numerous products and product candidates exist designed to treat central nervous system (CNS) diseases such as Alzheimer's disease, but there is little doubt across the industry that the majority of the competing technologies are focused on treating the symptoms and not the cause of the disease. RGX has developed a pipeline of products addressed at treating the cause of neurodegenerative diseases and with an initial focus on Alzheimer's disease and traumatic brain injury. Our growth strategy involves in-licensing several well validated clinical candidates that are ready for Phase II clinical trials, and are in complementary disease areas.

Currently, RGX has executed an exclusive worldwide license for its technology portfolio with the Albert Einstein University College of Medicine, Yeshiva University for the intellectual property portfolio surrounding MoBA and NoMAD. Collectively, this portfolio supports RGX' core product portfolio and allows for numerous potential partnership opportunities in additional disease areas.

We are a development stage company and as such have generated limited revenues from planned and principal operations since adopting our business plan in 2007. This means there is substantial doubt that we can continue as an on-going business for the next twelve (12) months unless we obtain additional capital to pay our bills. This is because we have not generated sufficient revenue for profitable operations and do not anticipate doing so until we: 1) receive approval to sell our therapeutic products (MoBA) from the FDA, and which there is no guarantee that we may receive, and/or 2) identify interested parties willing to pay for access to use our drug development and discovery platform, NoMAD. Accordingly, we must raise cash from sources other than revenues generated such as from the proceeds of loans, sale of capital stock and advances from related parties.

Since adopting its current business plan in 2007, the Company has focused primarily on the development and commercialization of its NoMAD and MoBA products; business planning; evaluating new technologies and opportunities; and raising money.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2013 and December 31, 2012 we had assets of $269,078 and $300,735, respectively, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $488,481 consisting of $50,000 in Accounts Payable, $14,550 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $78,796 in contingent liability due to one remaining grant from the State of Maryland Department of Business and Economic Development, under certain conditions, repayment is waived, and $255,135 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $974,475. On October 12, 2012 the Company received notification that the Montgomery County Technology Growth Program grant was forgiven, and the company removed the liability and booked the income from this conversion.

As of September 30, 2012 we had assets of $243,488.16, in a combination of cash and intangible assets (Intellectual Property subject to a license between the Company and the Albert Einstein College of Medicine, Yeshiva University "AECOM" or "Licensor"), and liabilities of $475,102.91 consisting of $50,000 in Accounts Payable, $16,720.24 in bank indebtedness, $90,000 in long-term liabilities with our Licensor, $128,795.82 in contingent liability due to two grants from the State of Maryland Department of Business and Economic Development and the Montgomery County Technology Growth Program both of which, under certain conditions, repayment is waived, and $189,586.85 in debt to founders and unconverted Convertible Debt Notes. The Company had an accumulated deficit of $574,925.88.

As of December 31, 2011, we had assets of $184,349, in cash and intangible assets as described above, and liabilities of $714,275, consisting of $90,000 in Accounts Payable, $20,176 in bank indebtedness, $128,796 in contingent liability as described above, and $475,303 in Convertible Debt Notes. The Company had an accumulated deficit of $543,821. We will, in all likelihood, continue to sustain operating expenses with fundraising and augment such efforts as much as possible with corresponding revenues, until such time as the sales of our therapeutic products results in revenues greater than expenses or at such time as there is a business combination.

The Company is, from time to time, dependent upon our officers to meet any costs we may incur in excess of our limited cash on hand. Our Chairman and our President have, when needed, provided the necessary funds, without interest, for the Company to sustain company operations and comply with the Securities Exchange Act of 1934, as amended, provided that they are officers and directors of the Company when the obligation is incurred. All advances are, and will continue to be interest-free.

RESULTS OF OPERATIONS

Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We expect that we will require additional capital to meet our operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

The Company has devoted substantially all of its efforts toward the development of a therapeutic product for the treatment of Alzheimer's disease. The development costs associated with these efforts are enormous, and will continue for many years prior to receiving market authorization. The Company has to an extent been able to generate some small revenues to offset the costs of such development efforts and will continue to do so, however, it is anticipated that many if not the majority of the expenses related to the development of such a product will come from fundraising efforts.

GOING CONCERN.

The accompanying financial statements are presented on a going concern basis. The company's financial condition raises substantial doubt about the Company's ability to continue as a going concern. The Company does not have substantial cash or other material assets nor does it have any substantial revenues from operations. It is relying on funding from new and existing stockholders, and its officers and directors to meet its immediate and ongoing operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item V. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management team, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the last day of the fiscal period covered by this report, December 31, 2012. The term disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at a reasonable assurance level.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the period ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item VI. Legal Proceedings.

In the normal course of our business, we may periodically become subject to various lawsuits. However, to our knowledge, we are not a party to any pending or threatened material legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party. There are no past or pending trading suspensions by a securities regulator.

In October 2012, the Company settled a small state tax lien related to a dispute in its 2007 state of Maryland withholding taxes.

Item VII. Exhibits

Exhibit	Description of Exhibit
A	Risk Factors

Item VIII. Unregistered Sales of Equity Securities and Use of Proceeds

The Company's issuance of common stock, totaling 16,544,025 shares, was made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock.

All proceeds have been used as described in this Financial Summary.

The Company expects to raise up to $1,000,000 in funds in the near future in further reliance of Section 4(2), Regulation D, and an additional $4,000,000 pursuant to an S1 Registration Statement.

Such proceeds will be used to further the research and clinical development of its lead products, as described in more detail in the Offering Circular and Prospectus.

Item IX: Defaults Upon Senior Securities

None

Item X: Other Information

None

Item XI: Issuer's Certifications.

I, J. Kelly Ganjei, certify that:

I have reviewed this Annual Company Information and Disclosure Statement of RemeGenix, Inc.

Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

The undersigned hereby certifies that the information herein is true and correct to the best of his knowledge and belief.

/s/ J. Kelly Ganjei
J. Kelly Ganjei
President, Secretary and Chief Executive Officer

REMEGENIX, INC.
(A Development Stage Company)
Notes to Financial Statements
March 31, 2013
(Unaudited)

NOTE 1. NATURE AND BACKGROUND OF BUSINESS

REMEGENIX, INC. ("the Company") was organized under the laws of the State of Delaware on April 28, 2006. The Company is a development stage biotechnology company since its formation, is focused on the commercialization of disease-altering therapies to prevent and treat Alzheimer's disease. The Company has realized only nominal revenues from providing research and consulting services to two parties. Our principal executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814, and our telephone number is (518) 302-1515. We maintain a corporate website at www.corticaneuro.com and www.remegenix.com.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity." The Company is devoting substantially all of its efforts on the development of its lead compound for clinical trials and eventual product approval. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b. BASIC EARNINGS PER SHARE

The Company computes net income (loss) per share in accordance with the FASB Accounting Standards Codification ("ASC"). The ASC specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.

Basic net earnings (loss) per share amounts are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share are the same as basic earnings (loss) per share due to the lack of dilutive items in the Company.

c. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. CASH and CASH EQUIVALENT

For the Balance Sheet and Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. The Company had a cash balance of $35,242.28 in cash at March 31, 2013, $66,899 in cash at December 31, 2012, and $513.32 in cash at December 31, 2011. The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At March 31, 2013, December 31, 2012 and 2011, there were no balances that exceeded the federally insured limit.

e. REVENUE RECOGNITION

The Company so far has recognized revenues based on providing consulting services to two different parties. Revenues for such services are recognized in the quarter in which they are performed. Such services are quoted on a net 30 receivable basis.

f. RESEARCH AND DEVELOPMENT

The Company accounts for research and development costs by expensing such costs to operations as incurred. Research and development costs primarily consist of pre-clinical development and testing costs, including payments in cash made to contracted research organizations, personnel costs, outsourced research activities, laboratory supplies, and certain intellectual property expenses related to license obligations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts will be expensed as the related goods are delivered or the services are performed.

g. ASSETS: LICENSE AGREEMENTS AND INTELLECTUAL PROPERTY

Costs associated with the initial upfront payment and yearly costs associated with maintaining the license are treated as depreciable assets. Depreciation is expensed on a 20 year (based on the life of the patent) schedule. In the event of a termination of a license, the asset is depreciated fully on the year of termination.

Costs associated with the maintenance and prosecution of the Intellectual Property under the license that are paid directly to the law firm handling the prosecution are treated as General & Administrative Expenses.

h. INCOME TAXES

Income taxes are provided in accordance with the FASB Accounting Standards Classification. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

i. IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash or other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

NOTE 4. STOCKHOLDERS' EQUITY COMMON STOCK

The authorized share capital of the Company consists of 23,000,000 shares of common stock with $0.0005 par value. No other classes of stock are authorized.

COMMON STOCK: As of March 31, 2013 and December 31, 2012, there were a total of 16,544,025 common shares issued and outstanding. As of December 31, 2010 and December 31, 2011 there were a total of 15,000,000 and 15,000,000 common shares issued and outstanding, respectively (factoring in the 25:1 split that occurred on July 23, 2012).

The Company's first issuance of common stock, totaling 3,000 shares with a par value of $0.01, took place in June 6th, and 22nd 2006 pursuant to the Shareholders' Agreements between the three original founders of the Company (wherein each founder received 1,000 shares).

On August 6, 2006 the Company's stock was split 200:1 (such that each of the three co-founders had 200,000 shares) and the number of authorized shares of Common Stock was increased to 842,105. On November 15, 2007 one of the founders (SO) exchanged shares of an unrelated entity that all three co-founders also owned such that the two founders (LD and KG) received an equal distribution (100,000 each) of SO's shares of Common Stock in exchange for all of the two founders (KG and LD) holdings in the unrelated entity.

The Company entered into several Convertible Debt Agreements with various parties from March 2007 to December 2008. The Agreements stated that the principal shall earn interest at 10% from the effective date, and that the principal and interest of such Agreements was convertible at a set valuation of $8,000,000. All of these notes were converted on July 23, 2012 in exchange for 1,294,025 shares.

The Company entered into an Agreement with the Alzheimer's Drug Discovery Foundation ("ADDF") on May 30, 2008 in which the Company received $100,000 in grant funding (pursuant to a convertible debt Agreement with 20% warrant coverage). Per the terms of the Agreement, ADDF was granted warrants equivalent to $20,000 at a strike price of $9.50 per share. This Convertible Note has a maturity date of May 30, 2013.

On July 17, 2012, the Company entered into an Investment Agreement with Kodiak Capital.

On July 20, 2012 the Company increased the authorized shares to 23,000,000 with a par value of $0.0005.

On July 23, 2012 the Company's stock was split 25:1, resulting in 14,750,000 issued and outstanding shares of Common Stock.

On July 23, 2012 the Company converted $339,500 in principle and $152,229.50 in interest due to various Convertible Debt Notes into 1,294,025 shares of Common Stock. Interest was calculated using compounding 10% interest, and converted at a pre-Forward Split basis of $9.50/share.

On July 23, 2013 the Company issued 250,000 shares to Kodiak pursuant to the terms of the Investment Agreement.

As a result, as of March 31, 2013 there were a total 16,544,025 common shares issued and outstanding and a total of 52,650 warrants (with a strike price of $0.38) to acquire common shares.

NOTE 5 - EARNINGS PER SHARE

The computation of earnings per share for the three-months period ended March 31, 2013 is as follows:

			3-31-2013
INCOME/LOSS PER COMMON SHARE, BASIC			
Numerator	Net income (loss)	$	(30,697.16)
Denominator	Weighted-average shares		16,544,024
Net loss per common share		$	(0.001)

For the period from inception (April 28, 2006) to March 31, 2013 there were 52,650 (post forward split) shares issuable upon exercise of warrants, however the exercise prices are such that issuance of these shares would be non-dilutive. Thus diluted earnings per share were the same as basic earnings per share at all times.

NOTE 6. INCOME TAXES

As of March 31, 2013, December 31, 2012, and December 31, 2011 the Company had federal net operating loss (NOL) carryforwards of approximately $1,005,172.51, $974,475.35, and $574,925.88, respectively, which may be used to offset future taxable income. The NOL and tax credit carryforwards will expire at various dates through 2031, and are subject to review and possible adjustment by federal and state tax authorities. The Internal Revenue Code contains provision that may limit the NOL and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders under Section 382 of the Internal Revenue Code.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 8. WARRANTS AND OPTIONS

On May 30, 2008, the Company issued 2,106 warrants exercisable into 2,106 shares of the Company's common stock. These warrants were issued per the Convertible Debt Agreement between the Company and the ADDF pursuant to the Convertible Debt grant funding provided to the Company by the ADDF. The ADDF received an aggregate of 2,106 warrants consisting of 2,106 Warrants each convertible into one share of common stock at an exercise price of $9.50. All warrants are exercisable at any time prior to May 30, 2013. Pursuant to the 25:1 forward split of the Company's Common Stock on July 23, 2012, the warrants have been adjusted accordingly such that the ADDF now holds an aggregate of 52,650 warrants consisting of 52,650 Warrants, each convertible into one share of Common Stock at an exercise price of $0.38. As of the date of this report, no warrants have been exercised.

NOTE 9. COMMITMENT AND CONTINGENCY

There is no commitment or contingency to disclose during the period ended March 31, 2013, December 31, 2012 and 2011.

NOTE 10. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events in accordance with ASC Topic 855 and the Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Exhibit A: Risk Factors

Our business, financial condition, operating results and prospects are subject to the following material risks. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment in the shares of our Common Stock.

Risks Related to Our Securities if the Company successfully lists its stock on the OTCBB market

There may not be an active, liquid trading market for our Common Stock.

The Company lists its common stock under the trading symbol RGXX on the Over-The-Counter Bulletin Board, or OTCBB, which is generally recognized as being a less active market than NASDAQ. Also, the pool of potential investors who may buy and sell on the OTCBB is limited. Many institutional investors have policies which preclude them from doing so. You may not be able to sell your shares at the time desired or at the price desired. There may be significant consequences associated with our stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

- limited dissemination of the market price of our securities;
- limited news coverage;
- limited interest by investors in our securities;
- volatility of our stock price due to low trading volume;
- increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and
- limited ability to issue additional securities or to secure additional financing.

The market for our Common Stock may be limited, because our Common Stock will be subject to "penny stock" rules.

Our Common Stock is subject to the SEC's "penny stock" rules. As a result, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected. Under the "penny stock" rules promulgated under the Exchange Act, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

- make a special written suitability determination for the purchaser;
- receive the purchaser's written agreement to a transaction prior to sale;
- provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and
- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result of these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed, and stockholders may find it more difficult to sell our Common Stock.

Your ability to sell your shares in the secondary trading market may be limited, because our Common Stock is quoted on the "OTCBB.".

While the Company's stock is quoted on the over-the-counter market on the OTCBB, as described above, the liquidity of our Common Stock will be limited, not only in regard to the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media of our Company. As a result, prices for shares of our Common Stock may be lower than might otherwise be the case if our Common Stock were quoted and traded on NASDAQ or a national securities exchange.

The price of our Common Stock may be highly volatile.

The share prices of publicly traded biotechnology and emerging pharmaceutical companies, particularly companies without consistent product revenues and earnings, can be highly volatile and are likely to remain highly volatile in the future. The price at which our Common Stock is quoted and the price which investors may realize in sales of their shares of our Common Stock (which may be materially different) will be influenced by a large number of factors, some specific to us and our operations, and some unrelated to our operations. Such factors may cause the price of our stock to fluctuate frequently and substantially. Such factors may include large purchases or sales of our Common Stock, positive or negative events relating to other companies developing drugs for Alzheimer's, positive or negative events relating to healthcare and the overall pharmaceutical and biotech sector, currency fluctuations, legislative or regulatory changes, and/or general economic conditions. In the past, shareholder class action litigation has been brought against other companies that experienced volatility in the market price of their shares. Whether or not meritorious, litigation brought against a company following fluctuations in the trading price of its common stock can result in substantial costs, divert management's attention and resources, and harm the company's financial condition and results of operations.

Kodiak Capital concentration limits of ownership may have a negative effect on their ability to purchase shares of our Common Stock if the share price falls below a certain price.

Kodiak Capital collectively cannot exceed beneficially owned an aggregate nine and ninety nine one hundredths percent (9.99 %) of our issued and outstanding Common Stock. This concentration of ownership may be reached substantially earlier than expected, if the trading price of our common stock declines significantly over the offering period. If this concentration limit is reached earlier than expected it will have a negative impact on the amount of funds the Company is eligible to receive from Kodiak in a given time period.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the market price of our Common Stock.

We have not paid any cash dividends on our Common Stock to date in the Company's history, and we do not intend to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Also, any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of our Common Stock.

Our ongoing operations will require substantial ongoing funding through equity and/or debt issuances. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Drug development, and more specifically clinical trials are very expensive (especially when they involve a large numbers of patients and trial sites) and require substantial funding throughout their

execution. We currently have plans to conduct a phase I/II clinical trial once we have completed sufficient pre-clinical studies as required by the USFDA, and these pre-clinical studies and the extent to which we need to establish efficacy in a combined Phase I/II clinical trial may require a large number of patients to be enrolled and followed for a long period of time. Therapeutic products with cognitive endpoints like ours may require extensive and long-term follow-up in order to achieve a statistically significant benefit. As such, until we have completed additional pre-clinical studies and discussed these results with the USFDA, the Company does not know exactly how many patients will ultimately be required for these clinical trials, and is basing its cost estimates and projections on industry comparables which are subject to significant variations. The initiation, execution and completion (if successful) of well thought out and strategically designed clinical trials is how biotech companies like ours move their products towards commercialization and build company value. At the same time, such operations require substantial amounts of ongoing funding throughout their execution. Such funding must be obtained through issuance of equity and/or incurring debt (which is usually convertible debt, convertible in to equity at the investor's option). Accordingly, we will have to obtain substantial ongoing funding throughout the execution of our pre-clinical studies and clinical trials through the issuance of substantial additional equity and/or incurring substantial additional debt. This may have a negative effect on the market price of our Common Stock, and it will dilute existing share ownership.

The Purchase Agreement overall will involve registration and sale of a significant amount of our Common Stock, through a series of registration statements over a period of up to 12 months. This may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Under the Purchase Agreements executed with Kodiak Capital, we may sell up to $5 million ($1M before registration and $4M after registration) of our Common Stock to the Selling Stockholder during the 12-month period starting on July 17, 2012. The actual number of shares which we may end up selling is unknown at present, as we do not yet know how much of that capacity we will choose to use, nor the timing of when we will choose to use it, nor the market price of our stock at the various times we choose to use it. However, the number of shares that we will sell under the Purchase Agreement, and that the Selling Stockholder will, in turn, re-sell in the market, is likely to be substantial. As with any small biotech company stock, our Common Stock may experience negative effects from the sale of additional stock during the course of the clinical trials, and such additional stock will dilute existing share ownership.

This registration statement is registering the first 10,000,000 shares of our Common Stock for resale by the Selling Stockholder pursuant to the Purchase Agreement. Such resale may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Pursuant to this registration statement, of which this Prospectus forms a part, we are registering 10,000,000 shares of our Common Stock. These shares comprise the first tranche of the total potential shares to be registered and sold pursuant to the Purchase Agreement, as described above. This first tranche of shares constitutes a substantial amount, relative to our total issued and outstanding shares at present. The sale of these shares may have a negative effect on the market price of our Common Stock, and will dilute existing share ownership.

Substantial amounts of our previously issued Common Stock are now and/or will soon be eligible for resale under Rule 144. This may have a negative effect on the market price of our Common Stock.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a six- month holding period may, under certain circumstances, sell within any three-month period a number of

securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. In addition, under certain circumstances Rule 144 also permits the sale of securities, without any limitation, by a person who is not an affiliate of the Company (as such term is defined in Rule 144(a)(1)), and who has satisfied a one-year holding period.

As of March 31, 2013, approximately 1,924,024 shares of our Common Stock were previously issued as restricted securities as defined under Rule 144 of the Securities Act of 1933, as amended (the "Act") and are outstanding. Of these, approximately 1,674,024 shares of such restricted stock have been outstanding for more than six (6) months and some or all of these shares may be resold without registration pursuant to Rule 144.

As of March 31, 2013, approximately 14,620,000 shares of Common Stock are held by the two founders of the Company, and another 3,750,000 options are eligible for conversion into Common Stock, which are subject to affiliate restrictions of trading for an extended period of time.

If substantial amounts of such shares are sold pursuant to Rule 144, this may have a negative effect on the market price of our Common Stock.

The Selling Stockholder will pay less than the then-quoted market price for our Common Stock, under the formula specified in the Purchase Agreement, and this could have a negative effect on the market price of our Common Stock.

As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, the Put Shares of Common Stock that we will put to the Selling Stockholder will be purchased by the Selling Stockholder at a discount price. In our case, the discount price will be equal to a formula specified in the Purchase Agreement: the price will be eighty-five percent (85%) of the lowest closing bid prices of our Common Stock during the five (5) trading days prior date on which the Company delivers the Put Notice to the Selling Stockholder under the Purchase Agreement. To the extent that we (the Company) choose to exercise the put right, and sell Put Shares to the Selling Stockholder, your ownership interest will be diluted. As is generally the case in stock sale arrangements of the type established in the Purchase Agreement, it is anticipated that he Selling Stockholder, in turn, will sell the Put Shares of our Common Stock immediately upon receiving the Put Shares in order to minimize their risk and exposure in regard to the Put Shares, and in order to realize any profit involved. When the Selling Stockholder resells the Put Shares, this could have a negative effect on the market price of our Common Stock.

We may not have access to the full amount available under the Purchase Agreement.

The only way we are able to access the funding provided for in the Purchase Agreement is by selling Put Shares of our Common Stock to the Selling Stockholder. In order for us to be able to sell Put Shares, there must be an effective registration statement in place covering the resale of such Put Shares by the Selling Stockholder, and certain other conditions must be met.

So, our ability to sell Put Shares of our Common Stock to the Selling Shareholder will not begin until this registration statement, of which this Prospectus is a part, is declared effective by the SEC, and will only continue as long as this registration statement remains effective.

Our ability to sell further Put Shares to the Selling Stockholder, beyond the initial Put Shares covered in this registration statement, will only arise if and to the extent that we prepare and file one or more

additional registration statements covering the resale of further Put Shares under the Purchase Agreement, and such registration statements become effective (and if certain other conditions are satisfied).

These subsequent registration statements may be subject to review and comment by the Staff of the SEC, and will require the consent of our independent registered public accounting firm. Therefore, the timing of these subsequent registration statements cannot be assured, nor can their effectiveness be assured. Accordingly, there is no guarantee that we will be able to draw down all or any portion of the rest of the funding that is potentially available to us under the Purchase Agreement.

We have a number of securities convertible into, or allowing the purchase of our common stock. Investors in this offering could be subject to increased dilution. Also, the issuance of additional shares as a result of such conversion or purchase, or their subsequent sale, could adversely affect the price of our common stock.

Investors in this offering will be subject to increased dilution upon conversion of certain existing and/or new convertible debt and upon the exercise of outstanding stock options and warrants. There were 20,294,025 shares of our common stock outstanding as of March 31, 2013, including 3,750,000 options granted to the 2 founders of the company. As of that date, outstanding convertible debt and contingent liabilities of $255,135 and $78,796 respectively could be converted into shares of our common stock. Stock options and warrants outstanding that are exercisable represented an additional 52,650 shares of our common stock that could be issued (for which cash would need to be remitted to us for the warrant holder exercise) in the future. Most of the outstanding shares of our common stock, as well as the vast majority of the shares of our common stock that may be issued under our outstanding options and warrants, are restricted from trading and/or have the contractual right to be registered, as discussed in more detail above in the Risk Factor discussing Rule 144.

Any significant increase in the number of shares offered for sale could cause the supply of our common stock available for purchase in the market to exceed the purchase demand for our common stock. Such supply in excess of demand could cause the market price of our common stock to decline.

Risks Related to Our Company and Operations

The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes- Oxley Act may strain our resources and may divert management's attention from other business concerns, both of which may have a material adverse effect on our business.

Our management has identified internal control deficiencies, which our management and our independent auditor believe constitute material weaknesses.

In connection with the preparation of our financial statements for the year ended March 31, 2013, December 31, 2012, December 31, 2011 and prior years, our management identified certain internal control deficiencies that, in the aggregate, represent material weaknesses, including:

- lack of a sufficient number of independent directors on our audit committee
- lack of a financial expert on our audit committee
- insufficient segregation of duties in our finance and accounting function due to limited personnel

We intend to take appropriate and reasonable steps, in due course, to make the necessary improvements to address these deficiencies, but the timing of such steps is uncertain and the availability of funding and resources for such steps are also uncertain. Our ability to attract qualified individuals to serve on our Board and to take on key management roles within the Company is also uncertain. Our failure to successfully remedy the existing weaknesses could lead to heightened risk for financial reporting mistakes and irregularities, and/or lead to a loss of public confidence in our internal controls that could have a negative effect on the market price of our Common Stock.

We will need to continue raising substantial funding, on an ongoing basis, for general corporate purposes and operations, including our clinical trials. Such funding may not be available or may not be available on attractive terms.

As of March 31, 2013, we had $35,242.28 of cash on hand. We will need substantial additional funding, on an ongoing basis, in order to continue execution of our clinical trials to move our product candidates towards commercialization, to continue prosecution and maintenance of our large patent portfolio, to continue development and optimization of our manufacturing and distribution arrangements, and for other corporate purposes. We are pursuing financing with several parties, which we hope to complete later this year in addition to the sales of Put Shares under the Purchase Agreement. However, there can be no assurance that we will be able to complete any of the financings, or that the terms for such financings will be attractive. Any financing, if available, may include restrictive covenants and provisions that could limit our ability to take certain actions, preference provisions for the investors, and/or discounts, warrants or other incentives. Any financing will involve issuance of equity and/or debt, and such issuances will be dilutive to existing shareholders. If we are unable to obtain additional funds on a timely basis or on acceptable terms, we may be required to curtail or cease some or all of our operations at any time.

We are likely to continue to incur substantial losses, and may never achieve profitability.

We have incurred net losses every year since our formation in April of 2006, and had a deficit accumulated during the development stage of $1,005,172.51 as of March 31, 2013. We expect that these losses will continue, and we anticipate negative cash flows from operations for the foreseeable future. We may never achieve or sustain profitability.

As a development stage company with a novel technology and unproven business strategy, our limited history of operations makes an evaluation of our business and prospects difficult.

We have had a limited operating history and we are still in the process of developing our product candidates through research and development and eventually clinical trials. Our technology is novel and involves assumptions about biological processes that are still debated among experts in the field. Alzheimer's therapies have been pursued by many parties for decades, and have experienced many failures. Our technology involves a novel approach to altering the course of the disease based on solid proof of concept data, but also involves a relatively new class of drug (peptide) and thus, relatively novel product economics and business strategies, which has limited examples of commercial success. We have not yet completed sufficient animal studies to predict with any certainty any of the potential issues we might have with the scale up required for commercial scale, nor have we finalized the route of administration for delivery of the drug into the brains of patients affected with Alzheimer's. This limited operating history, along with the novelty of

our technology, product economics, and business strategy, and the limited scale of our operations to date makes it difficult to assess our prospects for generating revenues commercially in the future.

We will need to expand our management and technical personnel as our operations progress, and we may not be able to recruit such additional personnel and/or retain existing personnel.

We operate the company in a virtual environment. Many, and at times, all of our personnel are retained on a consulting or contractor basis. Biotech companies typically have a larger number of employees as they progress the product through various development stages, and consequently have an increasing burn rate over time. The Company, by implementing a virtual operation, currently has the ability to focus its resources on the development work required vs. the large overhead of carrying such personnel, when much of the work is being done through its contractors. Developing drugs require extensive and diverse management activities and skill sets, including scientific, medical, regulatory (FDA or foreign counterpart), manufacturing, distribution and logistics, site management, business, financial, legal and public relations outreach to both the patient community and physician community, and the Company and its founding management have a vast network of resources to pull such expertise from on a consulting and contract basis so as to maintain a lean overhead rate. In addition, for overall company operations, other necessary management activities and skill sets involving intellectual property, administrative, regulatory (SEC), investor relations are also handled by outside consultants on an as needed basis.

Our performance and success are dependent upon the efforts and abilities of our management, and medical and scientific personnel, whether they are employees or consultants. Nonetheless, our growth will eventually require hiring a significant number of qualified technical, commercial, business and administrative personnel. If we are unable to attract and retain the qualified personnel necessary to develop our business, perform contractual obligations under our AECOM license agreement and maintain appropriate licensure, on acceptable terms, we may not be able to sustain our operations or achieve our commercialization and other business objectives and we may fail to grow or sustain our business as a going concern.

While not expected, it is possible that at such time as the Company seeks to expand, the available pool of personnel with such expertise and experience may not be readily available, and will have to expand its search internationally making the cost of hiring such personnel cost prohibitive or even impossible. In addition, our company is small and has limited resources, our business prospects are uncertain and our stock price is volatile. For some or all of such reasons, we may not be able to recruit all the management and technical personnel we need, and/or we may not be able to retain all of our existing personnel. In such event, we may have to continue our operations with a smaller than usual team of personnel, and our business and financial results may suffer.

The necessary specialized facilities, equipment and personnel may not be available or obtainable for the scale-up of manufacturing of our product candidates or the drug delivery vehicles that our drug substance requires in order to deliver our drug to the brain.

While the manufacture of peptides is rather simple, the manufacture of peptides in context with complex drug delivery methods may not be, especially since the Company has not yet completed the studies yet to determine the exact formulation of such drug delivery compositions. It is possible that such drug delivery-peptide compositions will require specialized facilities, equipment and personnel which are entirely different than what is required for manufacturing of our peptides alone. Scaling up the manufacturing of such composite products to volume levels required for commercialization may require unknown amounts of specialized facilities, equipment and personnel. Since such drug delivery products are so new, and have limited commercialization experience, the supply of the specialized facilities, equipment and personnel

needed for them has not yet developed. It may not be possible for us (or our CMO) to obtain all of the specialized facilities, equipment and personnel needed for commercialization of our composite product candidates. This could delay or halt our commercialization.

Our technology is novel, involves a complex pathway, and may not prove to be effective.

The scientific community and physician community have been trying for over 100 years to develop drugs that can recover the cognitive functions lost in the progression of Alzheimer's disease. There have been many different product designs – and many product failures and company failures. To date, only five drugs have been approved to treat symptomatic memory loss, but none are approved to alter the course of the disease and as such are only effective therapies for a limited period of time. The pathology of Alzheimer's is complex, with many diverse elements, and the state of scientific understanding of the disease is still evolving. Other therapies developed by other parties delivered promising results in early development including clinical trials, but failed in later stage clinical trials due to unexpected toxicities and/or lack of efficacy as measured by an recovery of cognitive function. To date, we have only conducted early stage pre-clinical feasibility studies in limited numbers of animal models. Although the results of those studies were quite positive, those results may not be achieved in our clinical trials, and our product candidates may not ultimately be found to be effective.

Clinical trials for our product candidates are expensive and time consuming and their outcome is uncertain.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is expensive, lengthy and uncertain. It can vary substantially, based upon the type, complexity and novelty of the product involved. Clinical trials are especially expensive (typically requiring tens of millions of dollars), and take years to reach their outcomes. Such outcomes often fail to reproduce the results of earlier trials. It is often necessary to conduct multiple late stage trials in order to obtain sufficient results to support product approval, which further increases the expense. Sometimes trials are further complicated by changes in requirements while the trials are under way (for example, when the standard of care changes for the disease that is being studied in the trial). Accordingly, any of our current or future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, either of which could delay or stop the commercialization of our product candidates.

We have limited experience in conducting and managing clinical trials.

We rely on third parties to assist us, on a contract services basis, in managing and monitoring all of our pre-clinical studies and clinical trials. We do not have experience conducting clinical trials ourselves, without third party service firms, nor do we have experience in supervising such third parties in managing clinical trials. Our lack of experience and/or our reliance on these third party service firms may result in delays or failure to complete these trials successfully and on time. If the third parties fail to perform, we may not be able to find sufficient alternative suppliers of those services in a reasonable time period, or on commercially reasonable terms, if at all. If we were unable to obtain alternative suppliers of such services, we might be forced to delay, suspend or stop development of our drug candidates until such time as we find suppliers meeting our requirements.

Multiple late stage clinical trials of our lead product may be required before we can obtain regulatory approval.

Typically, companies conduct multiple late stage clinical trials of their product candidates before seeking product approval. While under certain circumstances, the FDA and the European Medicines Agency

("EMA") or other International regulatory agencies could accept a larger well designed Phase II study as a single study in support of approval, it is not yet known whether any of them will do so in this case, and it is also possible that the Company will have to perform more than one Phase III study (as has happened in the past with therapies designed to treat Alzheimer's disease). Even if the results are as positive and compelling as in our pre-clinical studies, we may be required to conduct additional late stage trials before we can obtain product approval. This would substantially delay our commercialization. There is also some possibility that changes within the FDA or other regulatory body or changes in the trial design requested by such authority could complicate the application process for product approval. In addition, a number of products are under development for Alzheimer's in the US and Internationally. It is possible that the standard of care for Alzheimer's could change while our drug development is still under way based on the results of studies that are currently underway. This could necessitate additional and/or differently designed clinical trials with our product candidate for Alzheimer's.

We may not receive regulatory approvals for our product candidates or there may be a delay in obtaining such approvals.

Our products and our ongoing development activities are subject to regulation by regulatory authorities in the countries in which we or our collaborators and distributors wish to test, manufacture or market our products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in other jurisdictions. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use.

The time taken to obtain regulatory approval varies between countries. In the US, for products without "Fast Track" status, it can take up to eighteen (18) months after submission of an application for product approval to receive the FDA's decision. Even with Fast Track status, FDA review and decision can take up to twelve (12) months. At present, we do not have Fast Track status for any of our products.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements, as well as case load at the regulatory agency at the time.

We may fail to comply with regulatory requirements.

Our success will be dependent upon our ability, and our collaborative partners' abilities, to maintain compliance with regulatory requirements, including current good manufacturing practices ("cGMP") and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Regulatory approval of our product candidates may be withdrawn at any time.

After regulatory approval has been obtained for medicinal products, the product and the manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Regulators may also subject approvals to restrictions or conditions, or impose post-approval obligations on the holders of these approvals, and the regulatory status of such products may be

jeopardized if such obligations are not fulfilled. If post-approval studies are required, such studies may involve significant time and expense.

Our product candidates may require a different formulation and/or route of administration than conventional therapeutic products, and this may impede commercialization of our product candidates.

Our MoBA product candidate consists of peptides administered to the brain of patients affected by Alzheimer's disease. In order for the drug to successfully reach the brain, the peptides must likely be combined with a drug delivery technology that facilitates administration of the peptide to the brain of the patient, since traditional drug formulations will most likely not support a clinically meaningful concentration of drug. Such drug delivery technology may be invasive, such as the case with direct administration to the brain, or may limit the shelf life of the drug substantially, and/or may require different processing for the handling, distribution and delivery than traditional chemical or biologic drugs. For all of these reasons, among others, we may not be able to use the distribution networks and processes that already exist for conventional drugs. It may take time for shipping companies, hospitals, pharmacies and physicians to adapt to the requirements for handling, distribution and delivery of these products, which may adversely affect our commercialization.

Our product candidates may require different marketing and sales methods and personnel than conventional therapeutic products, depending on its formulation and route of administration. Also, we lack sales and marketing experience. These factors may result in significant difficulties in commercializing our product candidates.

The commercial success of any of our product candidates will depend upon the strength of our sales and marketing efforts. We do not have a marketing or sales force and have no experience in marketing or sales of products like our lead product, MoBA. To fully commercialize our product candidates, we will need to recruit and train marketing staff, and a sales force with technical expertise and ability to manage the distribution of MoBA. As an alternative, we could seek assistance from a corporate partner or a third party services firm with a large distribution system and a large direct sales force. If MoBA has specific or unusual handling or routes of administration, we may still have to train such partner's or such services firms' personnel about our products, and would have to make changes in their distribution processes and systems to handle our products. We may be unable to recruit and train effective sales and marketing forces or our own, or of a partner or a services firm, and/or doing so may be more costly and difficult than anticipated. Such factors may result in significant difficulties in commercializing our product candidates, and we may be unable to generate significant revenues.

The availability and amount of potential reimbursement for our product candidates by governmental and private payers is uncertain and may be delayed and/or inadequate.

The availability and extent of reimbursement by governmental and/or private payers is essential for most patients to be able to afford expensive treatments, such as Alzheimer's treatments. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payers tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement price for fundamentally novel products such as ours, as there have been no products approved that alter the course of Alzheimer's disease.. Although CMS approved coverage and reimbursement for the five drugs approved for the symptomatic treatment of Alzheimer's, and the Company's projections

include substantial price mark-up over the existing approved drugs, there is no indication that a price increase will be justifiable or allowed by the CMS for new drugs that are approved in this class.

Various additional factors could increase the difficulties for our MoBA to obtain reimbursement. Approval of competing disease modifying products (drugs and/or devices) for the same disease indications could make the need for our products and the cost-benefit balance seem less compelling. The cost of our product may be limited if the required dosing of the product is more frequent (twice or more daily vs. weekly or monthly), thus requiring the Company to focus its efforts on reducing the cost of goods as soon as possible. Thus, if we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected.

The methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Medicare Prescription Drug, Improvement, and Modernization Act (the "Medicare Modernization Act"), enacted in 2003, provided for a change in reimbursement methodology that has reduced the Medicare reimbursement rates for many drugs.

In markets outside the US, where we plan to operate in the future, the prices of medical products are subject to direct price controls and/or to reimbursement with varying price control mechanisms, as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the US. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Accordingly, in markets outside the US, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenues and profits.

Competition in the biotechnology and biopharmaceutical industry is intense and most of our competitors have substantially greater resources than we do.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several major companies with strong financial backing, such as Johnson and Johnson, Eisai, Pfizer, Elan, Merck, Astra Zeneca, Roche, Novartis, Forest Laboratories and others have existing products on the market for Alzheimer's and are also actively involved in the research and development of additional therapies for Alzheimer's disease. Since 2008, ~43 generic versions of the 4 approved AD drugs have also hit the market from 26 different companies, adding both competition and interest in new products being developed across the industry.

Of the companies developing new drugs, according to Frost and Sullivan, nearly 38% are developing drugs focused on APP and Abeta, and more than 50% of the drugs in development are focused on cognitive enhancers similar to the 4 approved drugs, and the remaining percentage on novel mechanisms of action. Several of these groups have reached late stage clinical trials: As of August 20, 2012, there are 137 active, enrolling clinical trials referencing Alzheimer's as the indication via clinicatrials.gov listed the following studies with open enrollment:

20	Phase IV
20	Phase III
6	Phase II/III
58	Phase II

7	Phase I/II
26	Phase I

Notwithstanding the competition described above, recently the failure of JNJ, Pfizer, Eli Lilly and Élan's Bapineuzumab phase III clinical trial further emphasizes the need for novel, well designed disease altering drugs, and animal models that faithfully reconstruct the biology of dementia, and at the same time supports our scientific hypothesis, since we and others predicted the failure of this drug, based on our scientific hypothesis that amyloid plaques are not the cause of the disease, and as such, creating drugs that target this stage of the disease will not be clinically beneficial.

Most of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing and sales than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they enter into collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs, and in obtaining sites for our clinical trials and enrolling patients.

Our competitors may develop more effective or affordable products, or achieve earlier or greater patent protection or earlier product marketing and sales. Any products developed by us may be rendered obsolete and non-competitive.

We may be prevented from using the MoBA and/or NoMAD names commercially in the US and/or Europe.

The USPTO, US FDA and/or EU EMA may not approve the name MoBA for use commercially and/or clinically, and the USPTO may not approve or grant allowance for use of the name NoMAD commercially. Failure to obtain the approval for the use of the MoBA and/or NoMAD names in US and/or Europe would require us to market our product candidates under a different name, which could impair the successful marketing of our product candidates and may have a material adverse effect on our results of operations and financial condition.

Competing generic medicinal products may be approved.

The approval of generic medicinal products once patent protection and other forms of data and market exclusivity have expired could significantly impair our ability to generate revenues or achieve long-term profitability by creating significant competition from such products which may reduce sales of our products.

We may be exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future, if at all.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Insurance coverage may not be available to us at on commercially reasonable terms (including acceptable cost), if at all. Insurance that we obtain may not be adequate to cover claims against us. Regardless of whether they have any merit or not, and regardless of their eventual outcome, product liability claims may result in decreased demand for our product candidates, injury to our reputation, withdrawal of clinical trial participants or physicians, and/or loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We may from time to time store, handle, use and dispose of controlled hazardous, radioactive and biological materials in our business. Our current use of these materials generally is below thresholds giving rise to burdensome regulatory requirements. Our development efforts, however, may result in our becoming subject to additional requirements, and if we fail to comply with applicable requirements we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released or disposed of at our future facilities or at locations to which we send materials for disposal, we could be liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs.

Insurance covering certain types of claims of environmental damage, or injury resulting from the use of these materials, is available but can be expensive and is limited in its coverage. We have no insurance specifically covering environmental risks or personal injury from the use of these materials and if such use results in liability, our business may be seriously harmed.

Our intellectual property rights may not provide sufficient commercial protection for our product candidates, or third parties may infringe upon our intellectual property.

Patent laws afford only limited protection and may not protect our rights to the extent necessary to sustain any competitive advantage we may have. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in those countries. Moreover patents and patent applications relating to method of use often involve complex factual and legal issues, and may be subject to limitations and reduction in scope if found to infringe upon pre-existing compositional intellectual property or prior art – and as a result, are uncertain.

We have, through our license with Albert Einstein College of Medicine (AECOM), 1 patent granted in China and 12 patent applications pending in regard to our product candidates, and related matters. This issued patent, and the patent applications once granted, will expire at various dates from 2025-2026. Any issued patents, or patent applications that issue in the future may, at any time, be challenged, and such challenges may result in reductions in scope or invalidations. Such pending patent applications may not result in issued patents. Moreover, these patents and patent applications may not be sufficiently broad to prevent others from using substantially similar technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies, or design around these patented and patent pending technologies.

We have taken security measures (including execution of confidentiality agreements) to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Our success will depend, in part, on whether we can: obtain patents to protect our own products and technologies; obtain licenses to use the technologies of third parties if necessary, which may be protected by patents; and protect our trade secrets and know-how. Our inability to obtain and rely upon patents essential to our business may have a material adverse effect on our business, operating results and financial condition

We may be unable to maintain our licenses, patents or other intellectual property and could lose important protections that are material to continuing our operations and growth and our ability to achieve profitability.

Our license agreement with the AECOM and other such license agreements we may enter into require us to pay license fees, royalties and milestone payments and fees for patent filings and applications. Obtaining and maintaining patent protection and licensing rights also depends, in part, on our ability to pay the applicable filing and maintenance fees. Our failure to meet financial obligations under our license agreements in a timely manner or our non-payment or delay in payment of our patent fees could result in the loss of some or all of our rights to proprietary technology or the inability to secure or enforce intellectual property protection. The loss of any or all of our intellectual property rights could materially limit our ability to develop and/or market our services, which would materially and adversely affect our business, operating results and financial condition.

We may be exposed to claims or lawsuits - with or without merit - that our products infringe patents or other proprietary rights of other parties.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. The patent landscape is especially uncertain in regard to products wherein the scientific mechanisms of disease are still evolving, such as is the case with Alzheimer's disease. Infringement and other intellectual property claims -- with or without merit -- can be expensive and time-consuming to litigate and can divert management's attention. In the future, we may be exposed to claims by third parties – with or without merit -- that our products infringe their intellectual property rights. Such claims or lawsuits may involve substantial costs and diversion of management attention to defend.

In addition, because patents can take many years to issue, and patent applications are not published until up to eighteen months after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our products may inadvertently infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

MoBA is currently our only therapeutic technology in development.

Unlike many pharmaceutical companies that have a number of products in development and which utilize many different technologies, we are largely dependent on the success of our MoBA platform technology. While the MoBA technology has a wide scope of potential use within the field of Dementia, if the core MoBA technology is not effective or is not commercially viable for a variety of reasons including but not limited to formulation, stability, and or efficacy, our business could fail. We are currently seeking development of our novel animal models NoMAD; however the economics of such are much different than a therapeutic drug. The Company is also exploring opportunities to in-license additional products to offset this risk but additional products will require significant capital to develop and as such adds additional risks to the Company, and will have its own set of commercial risk factors.

Our success partly depends on existing and future collaborators and third parties.

We work with scientists and medical professionals at academic and other institutions and contract research organizations, especially including the institution of the co-founder of RemeGenix (Dr. Luciano

D'Adamio), Albert Einstein College of Medicine. Some of these groups have previously conducted research for us or have assisted in developing our research and development strategy and we will rely on such groups continuing to provide such service at and at the level and quality it has previously. These scientists and medical professionals are collaborators and contractors, not our employees. They may have commitments to, or contracts with, other businesses or institutions that limit the amount of time they have available to work with us. We have little control over these individuals, organizations and companies. We can only expect that they devote time to us and our programs as required by any license, consulting, sponsored research agreements or other business agreements we may have with them. In addition, these individuals, organizations or companies may have arrangements with other companies to assist in developing technologies that may compete with our products. If these individuals do not devote sufficient time and resources to our programs, or if they provide substantial assistance to our competitors, our business could be seriously harmed.

The success of our business strategy may partially depend upon our ability to develop and maintain our relationships with such collaborators, organizations and companies and to manage the working relationship effectively. Due to concerns regarding our ability to continue our operations or the commercial feasibility of our MoBA, these third parties may decide not to conduct business with us or may conduct business with us on terms that are less favorable than those customarily extended by them. If either of these events occurs, our business could suffer significantly.

We may have disputes with our collaborators, which could be costly and time consuming. Failure to successfully defend our rights could seriously harm our business, financial condition and operating results. We intend to continue to enter into collaborations in the future. However, we may be unable to successfully negotiate any additional collaboration and any of these relationships, if established, may not be scientifically or commercially successful.

The Albert Einstein College of Medicine, Yeshiva University has the ability to exercise influence over the patent rights of our technology.

The terms of our exclusive license of the technology from the Albert Einstein College of Medicine, Yeshiva University provide for a certain level of control/joint approval of decisions. For example, should we seek to collaborate in the form of a sublicense with a third party on the technology programs, prior approval of the Albert Einstein College of Medicine would be required for any such sublicensing agreement. There can be no assurance they would grant approval for decisions requiring their consent. In addition, we previously entered into a sponsored research agreement with the University, pursuant to which they perform certain research activities for us, and expect to enter into additional agreements. Accordingly, we are highly dependent on the University's cooperation and performance in developing the technology. Further, the technology license agreement requires the payment of certain license fees, royalties and milestone payments, payments for patent filings and applications. Our failure to meet our current outstanding financial obligations as well as future financial and other obligations under the license and/or any sponsored research agreements in a timely manner could result in the loss of some or all of our rights to proprietary technology, such as the loss of exclusive rights or even termination of the agreements.

We have a very limited history of conducting our own research and development activities.

To support our research and development capabilities we rely largely on the collaboration of our CSO and AECOM. To pursue our business strategy fully, we must increase our internal research capabilities, which we are endeavoring to accomplish, by establishing relationships with additional third parties as well as planning to establish our own laboratory in close proximity to our CSO in New York. There can be no assurance that we will be successful in these efforts. Our additional research and development capacity also will require

adequate sources of funding, and availability of space, both of which may limit our success. There can be no assurance that any of these development efforts will produce a successful product or technology. Our failure to develop our products would have a material adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by new legislation.

Changes in applicable legislation and/or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to market, the imposition of restrictions on the product's sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on our business.

Our business could be adversely affected by animal rights activists.

Our business activities have involved animal testing, as such testing is required before new medical products can be tested in clinical trials in patients. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected. Negative publicity about us, our pre-clinical trials and our product candidates could also adversely affect our business.